Joan E. Boros                                                     (202) 965 8150



VIA EDGAR                           August 27, 1999
---------


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE: LLAC VARIABLE ACCOUNT ("REGISTRANT"); PRE-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-6 (FILE NO. 333-76931)

Commissioners:

     Attached for electronic filing is Pre-Effective Amendment No.1 to Registrant's Registration Statement on Form S-6 under the Securities Act of 1933, as amended ("Pre-Effective Amendment No. 1"), with respect to the variable portion of certain flexible premium variable life insurance contracts (the "Contracts"). Registrant is a separate account of Liberty Life Assurance Company of Boston. The Contracts are intended to provide life insurance coverage. The Contracts may be marketed in part through banks. We do not believe that this filing raises novel or complex issues of law or policy.

     We are submitting Pre-Effective Amendment No. 1 to respond to the staff's comments on Registrant's initial Form S-6 filing, as set forth in the staff's letter of June 21, 1999 to me, and to make certain other changes. We have adopted all of the staff's comments. For convenience of review, we have repeated the staff's comments with our responses below. The page number citations in our response are to the unmarked version of the prospectus that we are delivering to the staff as a courtesy copy.

COMMENT 1.     DEFINITIONS (PAGES 7-9)

     VALUATION DAY. Clarify whether Liberty Life Assurance Company of Boston is open every day that the New York Stock Exchange is open.

RESPONSE:

     Done. In the absence of emergencies, Liberty Life expects to be open on every day that the New York Stock Exchange is open. See page 2.

Letter to Commission
August 27, 1999
Page 2

COMMENT 2.     Q&A #12:   WHAT ARE THE CHARGES DEDUCTED FROM PREMIUMS AND MY
               ACCOUNT VALUE?  (PAGES 14-15)

     Information concerning fees, charges and expenses must be together toward the beginning of the prospectus. Please relocate the Contract Charges and Deductions table and the Portfolio Expense table.

RESPONSE:

     Done.  See pages 3-6.

COMMENT 3.     Q&A #17: CAN I GET AN ILLUSTRATION TO HELP ME UNDERSTAND HOW
               CONTRACT VALUES CHANGE WITH INVESTMENT EXPERIENCE? (PAGE 17)

     Please disclose the meaning of the term "Agreements," as used in this section.

RESPONSE:

     Done. "Agreements" refers to riders providing additional benefits. See page 16.

COMMENT 4.     CONTRACT CHARGES AND DEDUCTIONS (PAGES 19-21)

     In footnote 3 to the Contract Charges and Deductions table, provide a cross-reference to where the term Medical Waiver of Withdrawal Charge is explained.

RESPONSE:

          Done.  See page 4, footnote 4.

COMMENT 5.     CONTRACT LOANS (PAGE 41)

     Please clarify the potential for the policy to lapse if projected earnings are not achieved and include a cross-reference to the section of the prospectus that discusses the adverse tax consequences referred to in this section. SEE November 12, 1993 Letter to Registrants at Item 6 (Loans from Variable Life Insurance Policy Cash Values) from Clifford E. Kirsch.

RESPONSE:

          Done.  See page 35.

Letter to Commission
August 27, 1999
Page 3

COMMENT 6.     DEDUCTIONS AND CHARGES; PREMIUM EXPENSE CHARGE (PAGES 46-47)

     Please disclose the range of premium taxes assessed by states, and clarify that some states do not impose premium taxes as well as whether the deduction for premium tax charges will be made in states that do not impose premium taxes.

RESPONSE:

          Done.  See pages 39-40.

COMMENT 7.     EXHIBIT 9 - ILLUSTRATIONS OF ACCOUNT VALUES, SURRENDER VALUES AND
               DEATH BENEFITS

     Disclose the expenses that would have been incurred absent the reimbursement agreements, and the likelihood that the expense reimbursement agreements will continue past the current year, as well as the effect of discontinuing the agreements. SEE November 15, 1991 Letter to Registrant at 27 (Variable Life Illustrations) from Robert L. Dorsey and Michael V. Wible.

RESPONSE:

          Done.  See page 1 of Exhibit 9.

COMMENT 8.     EXHIBITS AND OTHER INFORMATION

     All exhibits, financial statements and certain other information not included in this registration statement, must be filed by pre-effective amendment.

RESPONSE:

     Done.


                *                         *                         *

     In addition to the foregoing, we note that Liberty has added a Minimum Guaranteed Coverage to the Contract. Under this provision, if sufficient premium is paid the Contract will remain in force for the first three Contract Years, regardless of changes in the Account Value. This provision in most respects functions like the other two Coverage Guarantees. The prospectus in Pre-Effective Amendment No. 1 also contains other minor changes in the disclosure.

     Attached for electronic filing is a request for acceleration signed by Registrant and the Distributor of the Contracts requesting acceleration by September 8, 1999, or as soon as possible

Letter to Commission
August 27, 1999
Page 3

thereafter. Registrant request acceleration so that it will be able to commence selling the Contracts in accordance with its business plans.

     We are separately delivering two paper copies and a black-lined version of this filing to the SEC staff, as a courtesy to assist them in their review.

     Please address any question or comment to the undersigned or to Christopher Petito at (202) 965-8152.

                                        Very truly yours,

                                        /s/ Joan E. Boros

                                        Joan E. Boros

cc:  Kevin M. Kirchoff, Branch Chief
     William J. O'Connell, Esq.

                                    August 26, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


          RE: LLAC VARIABLE ACCOUNT OF LIBERTY LIFE ASSURANCE COMPANY OF BOSTON ("REGISTRANT") PRE-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-6 (THE "PRE-EFFECTIVE AMENDMENT") (FILE NO. 333-76931)


Commissioners:

     Registrant and the principal underwriter hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the enclosed Pre-Effective Amendment to the Registration Statement effective on September 13, 1999, or as soon prior to or thereafter as practicable.

     To our knowledge, no distribution of copies of the Pre-Effective Amendment or the prospectus has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

     Registrant and the principal underwriter represent that their request is consistent with the public interest and the protection of investors.

                              Very truly yours,

     LLAC Variable Account              Liberty Life Distributors, LLC

     By:  Liberty Life Assurance
          Company of Boston



     By: /s/ William J. O'Connell       By: /s/ John T. Treece

cc:  Christopher S. Petito, Esq.

       As filed with the Securities and Exchange Commission on August 27, 1999.
                                                     Registration No. 333-76931
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM S-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           PRE-EFFECTIVE AMENDMENT NO. 1

                                   -----------

                              LLAC VARIABLE ACCOUNT
                              (Exact Name of Trust)

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                               (Name of Depositor)
                               175 Berkeley Street
                           Boston, Massachusetts 02117
          (Complete Address of Depositor's Principal Executive Offices)
                                Morton E. Spitzer
                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                               175 Berkeley Street
                           Boston, Massachusetts 02117

                (Name and Complete Address of Agent for Service)

Copies to:
Joan E. Boros, Esq.                 William J. O'Connell, Esq.
Jorden Burt Boros Cicchetti         Vice President and Assistant General Counsel
    Berenson & Johnson              Liberty Life Assurance Company of Boston
1025 Thomas Jefferson Street, N.W.  175 Berkeley Street
Washington, D.C. 20007-5201         Boston, Massachusetts 02117

Securities being offered -- variable portion of flexible premium variable life insurance contracts.

                                   -----------

Approximate date of proposed public offering: as soon as practicable after the effective date of this registration statement.

The registrant is registering an indefinite amount of securities, by reason of
Section 24(f) of the Investment Company Act of 1940.

The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                       CROSS REFERENCE SHEET TO PROSPECTUS

Cross reference sheet pursuant to Rule 404(c) showing location in Prospectus of information required by Items of Form N-8B-2.


Item Number in Form N-8B-2                                                         Caption in Prospectus
--------------------------                                                         ---------------------

                     ORGANIZATION AND GENERAL INFORMATION
                     ------------------------------------
1.    (a)   Name of trust.....................................................     Cover, Definitions

      (b)   Title of each class of securities issued..........................     Cover, Purchase of Contract and
                                                                                   Allocation of Premiums

2.    Name & address of each depositor........................................     Cover, Liberty Life Assurance
                                                                                   Company of Boston

3.    Name & address of custodian.............................................     Variable Account

4.    Name & address of principal underwriter.................................     Distribution of Contracts

5.    State in which organized................................................     Variable Account

6.    Date of organization....................................................     Variable Account

9.    Material litigation.....................................................     Legal Proceedings

         GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning Securities and Rights of Holders
---------------------------------------------------------------
10.   (a), (b)Type of Securities..............................................     Cover, Purchase of Contract and
                                                                                   Allocation of Premiums

      (c)   Rights of security holders........................................     Cover, Amount Payable on
            re: withdrawal or redemption                                           Surrender of the Contract,
                                                                                   Contract Loans, Cancellation

      (d)   Rights of security holders........................................     Cover, Cancellation, Amount
            re: conversion, transfer or partial withdrawal                         Payable on Surrender of the
                                                                                   Contract, Partial Withdrawals,
                                                                                   Allocation of Premiums,
                                                                                   Transfer of Account Value

      (e)   Rights of security holders........................................     Termination and Grace Period,
            re: lapses, default, & reinstatement                                   Reinstatement

      (f)   Provisions re: voting rights......................................     Voting Rights

      (g)   Notice to security holders........................................     Statements to Contract Owners

      (h)   Consent of security holders.......................................     Additions, Deletions, and
                                                                                   Substitutions of Securities,
                                                                                   Allocation of Premiums

      (i)   Other principal features..........................................     Deductions and Charges,
                                                                                   Contract Benefits and
                                                                                   Rights, Account Value

Information Concerning Securities Underlying Trust's Securities
---------------------------------------------------------------
11. Unit of specified securities in which security holders have an interest        Cover, Portfolios

12.   (a)-(d) Name of company, name & address of its custodian................     Cover, Portfolios

Information Concerning Loads, Fees, Charges & Expenses
------------------------------------------------------
13.   (a)   With respect to each load, fee, charge & expense..................     Deductions and Charges

      (b)   Deductions for sales charges......................................     Withdrawal Charge

      (c)   Sales load as percentage of amount invested.......................     Withdrawal Charge

      (d)-(g) Other loads, fees & expenses....................................     Deductions and Charges

Information Concerning Operation of Trust
-----------------------------------------
14.   Procedure for applications for & issuance of trust's securities.........     Application for a Contract,
                                                                                   Allocation of Premiums,
                                                                                   Distribution of Contracts

15.   Procedure for receipt of payments from purchases of trust's securities..     Application for a Contract,
                                                                                   Allocation of Premiums,
                                                                                   Premiums, Transfer of Account
                                                                                   Value

16.   Acquisition and disposition of underlying securities....................     Cover, Portfolios

17.   (a)   Procedure for withdrawal..........................................     Cover, Amount Payable on
                                                                                   Surrender of the Contract,
                                                                                   Partial Withdrawals,
                                                                                   Cancellation

      (b)   Redemption or repurchase..........................................     Cover, Amount Payable on
                                                                                   Surrender of the Contract,
                                                                                   Partial Withdrawals,
                                                                                   Cancellation

      (c)   Cancellation or resale............................................     Not Applicable

18.   (a)   Income of the Trust...............................................     Portfolios, Allocation of
                                                                                   Premiums

19.   Procedure for keeping records & furnishing information to                    Portfolios, Statements to
      security holders........................................................     Contract Owners

21.   (a) & (b) Loans to security holders.....................................     Contract Loans

23.   Bonding arrangements for depositor......................................     Safekeeping of the Variable
                                                                                   Account's Assets

24.   Other material provisions...............................................     General Contract Provisions

           ORGANIZATION, PERSONNEL & AFFILIATED PERSONS OF DEPOSITOR
           ---------------------------------------------------------

Organization & Operations of Depositor
--------------------------------------
25.   Form, state & date of organization of depositor.........................     Liberty Life Assurance Company
                                                                                   of Boston

27.   General character of business of depositor..............................     Liberty Life Assurance Company
                                                                                   of Boston

28.   (a)   Officials and affiliates of the depositor.........................     Liberty Life Assurance Company
                                                                                   of Boston, Officers and
                                                                                   Directors of Liberty Life

      (b)   Business experience of officers and directors of the depositor....     Officers and Directors of
                                                                                   Liberty Life

Companies Owning Securities of Depositor
----------------------------------------
29.   Each company owning 5% of voting securities of depositor................     Liberty Life Assurance Company
                                                                                   of Boston

Controlling Persons
-------------------
30.   Control of depositor....................................................     Liberty Life Assurance Company
                                                                                   of Boston

                   DISTRIBUTION & REDEMPTIONS OF SECURITIES
                   ----------------------------------------

Distribution of Securities
--------------------------
35.   Distribution............................................................     Liberty Life Assurance Company
                                                                                   of Boston, Distribution of
                                                                                   Contracts

38.   (a)   General description of method of distribution of securities.......     Distribution of Contracts

      (b)   Selling agreement between trust or depositor & underwriter........     Distribution of Contracts

      (c)   Substance of current agreements...................................     Distribution of Contracts

Principal Underwriter
---------------------
39.   (a) & (b) Principal Underwriter.........................................     Distribution of Contracts

41.   Character of Underwriter's business.....................................     Distribution of Contracts

Offering Price or Acquisition Value of Securities of Trust
----------------------------------------------------------
44.   Information concerning offering price or acquisition valuation of            Portfolios, Account Value
      securities of trust.  (All underlying securities are shares in registered investment companies.)..................................................

Redemption Valuation of Securities of Trust
-------------------------------------------
46.   Information concerning redemption valuation of securities of trust. (All     Portfolios, Account Value
      underlying securities are shares in a registered
      investment company.)....................................................

Purchase & Sale of Interests in Underlying Securities
-----------------------------------------------------
47.   Maintenance of Position.................................................     Cover, Variable Account,
                                                                                   Portfolios, Allocation of
                                                                                   Premiums

                  INFORMATION CONCERNING TRUSTEE OR CUSTODIAN
                  -------------------------------------------
48.   Custodian of trust......................................................     Variable Account

50.   Lien on trust assets....................................................     Variable Account

           INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
           ---------------------------------------------------------
51.   (a)   Name & address of insurer.........................................     Cover, Liberty Life Assurance
                                                                                   Company of Boston

      (b)   Types of Contracts................................................     Cover, Purchase of Contract and
                                                                                   Allocation of Premiums, Federal
                                                                                   Tax Considerations

      (c)   Risks insured & excluded..........................................     Death Benefit, Optional
                                                                                   Insurance Benefits,
                                                                                   Misstatement as to Age and Sex,
                                                                                   Suicide

      (d)   Coverage..........................................................     Cover, Purchase of Contract and
                                                                                   Allocation of Premiums

      (e)   Beneficiaries.....................................................     Death Benefit, Beneficiary

      (f)   Terms of cancellations & reinstatement............................     Termination

      (g)   Method of determining amount of premium paid by holder............     Purchase of Contract and
                                                                                   Allocation of Premiums

                             POLICY OF REGISTRANT
                             --------------------
52.   (a) & (c) Selection of Portfolio securities.............................     Additions, Deletions, and
                                                                                   Substitutions of Securities

Regulated Investment Company
----------------------------
53.   (a)   Taxable status of trust...........................................     Taxation of Liberty Life and
                                                                                   the Variable Account

                     FINANCIAL AND STATISTICAL INFORMATION
                     -------------------------------------
59.   Financial Statements....................................................     Financial Statements

*Items not listed are not applicable to this Registration Statement.

                                   PROSPECTUS


               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT
                                   ISSUED BY
                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                             IN CONNECTION WITH ITS
                             LLAC VARIABLE ACCOUNT
                       175 BERKELEY STREET, P.O. BOX 140
                        BOSTON, MASSACHUSETTS 02117-0140

                                 SERVICE CENTER
                                100 LIBERTY WAY
                           DOVER, NEW HAMPSHIRE 03820
                                [1-800-XXX-XXXX]

    This prospectus describes Flexible Premium Variable Life Insurance Contracts (the "Contracts") offered by Liberty Life Assurance Company of Boston ("we" or "Liberty Life") for prospective insured persons ages 0-80. Subject to certain restrictions, you may vary the frequency and amount of premium payments and increase or decrease the level of life insurance benefits under the Contract.

    The Contracts currently offer eighteen investment options, each of which is a Sub-Account of LLAC Variable Account of Liberty Life (the "Variable Account"). Each Sub-Account invests exclusively in shares of one of the following
Portfolios:

    AIM VARIABLE INSURANCE FUNDS, INC.: AIM V.I. Capital Appreciation Fund; AIM V.I. Government Securities Fund; and AIM V.I. International Equity Fund.


    DREYFUS: Dreyfus Stock Index Fund; Dreyfus Variable Investment Fund, Capital Appreciation Portfolio; and Dreyfus Socially Responsible Growth Fund, Inc.



    LIBERTY VARIABLE INVESTMENT TRUST: Colonial Small Cap Value Fund, Variable Series; Colonial High Yield Securities Fund, Variable Series; Colonial Strategic Income Fund, Variable Series; Colonial Growth & Income Fund, Variable Series; and Liberty All-Star Equity Fund, Variable Series.


    MFS VARIABLE INSURANCE TRUST: MFS Emerging Growth Series; MFS Research Series; MFS Utilities Series; and MFS Growth with Income Series.

    STEIN ROE VARIABLE INVESTMENT TRUST: Stein Roe Balanced Fund, Variable Series; Stein Roe Growth Stock Fund, Variable Series; and Stein Roe Money Market Fund, Variable Series.

    Not all of the Sub-Accounts may be available under your Contract. You should contact your representative for further information as to the availability of the Sub-Accounts. We may make other investment options available in the future. You also may allocate all or part of your Net Premiums to our Fixed Account.

                              -------------------

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


              The Date of this Prospectus is September [  ], 1999.

    The Contract does not have a guaranteed minimum Account Value. Your Contract's Account Value will rise and fall, depending on the investment performance of the Portfolios underlying the Sub-Accounts to which you allocate your Net Premiums. You bear the entire investment risk on amounts allocated to the Sub-Accounts. The investment policies and risks of each Portfolio are described in the accompanying prospectuses for the Portfolios. The Account Value will also reflect Net Premiums, amounts withdrawn, and cost of insurance and any other charges.

    When the Insured dies, we will pay a Death Benefit to a Beneficiary specified by you. We will reduce the amount of the Death Benefit by any unpaid Indebtedness and any unpaid Contract charge. You may choose between one of two Death Benefit options: (1) a level amount, which generally equals the Face Amount of the Contract; or (2) a variable amount, which generally equals the Face Amount plus the Account Value. In certain circumstances, the Death Benefit may increase or decrease based on the investment experience of the Portfolios underlying the Sub-Accounts to which you have allocated your Net Premiums. As long as the Contract remains in force and you make no withdrawals, the Death Benefit will never be less than the Face Amount. The minimum Face Amount under the Contract is $50,000.


    The Contract will remain in force as long as (a) the Surrender Value is sufficient to pay the monthly charges or (b) one of the three Coverage Guarantees is in effect, regardless of changes in the Account Value. The Coverage Guarantees are described on pages 18-19. You generally may cancel the Contract by returning it to us within ten days after you receive it. In some states, however, this right to return period may be longer, as provided by state law. We will refund your Premium or Account Value, as provided by state law.


In certain states the Contracts may be offered as group contracts with individual ownership represented by Certificates. The discussion of Contracts in this Prospectus applies equally to Certificates under group contracts, unless the context specifies otherwise.

It may not be advantageous for you to purchase variable life insurance to replace your existing insurance coverage or if you already own a variable life insurance contract.

THE CONTRACTS AND THE INVESTMENTS IN THE PORTFOLIOS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK. THE CONTRACTS ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED. THE CONTRACTS ARE NOT INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

                              -------------------

    This Prospectus is valid only if accompanied by the current Prospectuses for the Portfolios listed above. If any of those Prospectuses are missing or outdated, please contact us and we will send you the Prospectus you need.

        PLEASE READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR YOUR FUTURE
                                   REFERENCE.

                The Contract may not be available in all states.

                               TABLE OF CONTENTS


                                                                                         PAGE
                                                                                          ---
DEFINITIONS.........................................................................           1
FEES AND EXPENSES...................................................................           3
QUESTIONS AND ANSWERS ABOUT YOUR CONTRACT...........................................           8
PURCHASE OF CONTRACT AND ALLOCATION OF NET PREMIUMS.................................          16
  Application for a Contract........................................................          16
  Premiums..........................................................................          17
  Modified Endowment Contract.......................................................          18
  Guaranteed Coverage Monthly Premium...............................................          18
  Allocation of Net Premiums........................................................          19
  Account Value.....................................................................          20
  Accumulation Unit Value...........................................................          21
  Transfer of Account Value.........................................................          21
  Transfers Authorized by Telephone.................................................          22
  Dollar Cost Averaging.............................................................          22
  Asset Rebalancing.................................................................          23
  Asset Allocation Models...........................................................          23
THE INVESTMENT AND FIXED ACCOUNT OPTIONS............................................          24
  Variable Account Investments......................................................          24
    Portfolios......................................................................          24
    Voting Rights...................................................................          28
    Additions, Deletions, and Substitutions of Securities...........................          28
  The Fixed Account.................................................................          29
CONTRACT BENEFITS AND RIGHTS........................................................          30
  Death Benefit.....................................................................          30
  Change in the Face Amount.........................................................          32
  Optional Insurance Benefits.......................................................          32
  Contract Loans....................................................................          34
  Amount Payable on Surrender of the Contract.......................................          35
  Partial Withdrawals...............................................................          36
  Proceeds Options..................................................................          37
  Termination and Grace Period......................................................          38
  Reinstatement.....................................................................          38
  Cancellation......................................................................          39
  Postponement of Payments..........................................................          39
DEDUCTIONS AND CHARGES..............................................................          39
  Premium Expense Charge............................................................          39
  Separate Account Expense Charge...................................................          40
  Monthly Deduction.................................................................          40
  Cost of Insurance Charge..........................................................          40
  Contract Fee......................................................................          41
  Portfolio Expenses................................................................          41
  Withdrawal Charge.................................................................          41
  Withdrawal Fee....................................................................          43

  Transfer Fee......................................................................          44
  Special Provisions for Group or Sponsored Arrangements............................          44
GENERAL CONTRACT PROVISIONS.........................................................          44
  Statements to Contract Owners.....................................................          44
  Limit on Right to Contest.........................................................          45
  Suicide...........................................................................          45
  Misstatement as to Age and Sex....................................................          45
  Beneficiary.......................................................................          45
  Assignment........................................................................          46
  Creditors' Claims.................................................................          46
  Dividends.........................................................................          46
  Notice and Elections..............................................................          46
  Modification......................................................................          46
FEDERAL TAX CONSIDERATIONS..........................................................          46
  Taxation of Liberty Life and the Variable Account.................................          46
  Tax Status of the Contract........................................................          47
  Diversification Requirements......................................................          47
  Owner Control.....................................................................          48
  Tax Treatment of Life Insurance Death Benefit Proceeds............................          49
  Accelerated Death Benefit.........................................................          49
  Tax Deferral During Accumulation Period...........................................          49
  Contracts Which Are MECs..........................................................          49
    Characterization of a Contract as a MEC.........................................          49
    Tax Treatment of Withdrawals, Loans, Assignments and Pledges
       under MECs...................................................................          50
    Penalty Tax.....................................................................          50
    Aggregation of Contracts........................................................          50
  Contracts Which Are Not MECs......................................................          50
    Tax Treatment of Withdrawals Generally..........................................          50
    Certain Distributions Required by the Tax Laws in the First 15
       Contract Years...............................................................          50
    Tax Treatment of Loans..........................................................          50
    Actions to Ensure Compliance with the Tax Law...................................          51
    Federal Income Tax Withholding..................................................          51
    Tax Advice......................................................................          51
DESCRIPTION OF LIBERTY LIFE AND THE VARIABLE ACCOUNT................................          51
  Liberty Life Assurance Company of Boston..........................................          51
  Officers and Directors of Liberty Life............................................          52
  Financial Information Concerning Liberty Life.....................................          54
  Variable Account..................................................................          54
  Safekeeping of the Variable Account's Assets......................................          54
  State Regulation of Liberty Life..................................................          54
YEAR 2000 MATTERS...................................................................          55
DISTRIBUTION OF CONTRACTS...........................................................          55
LEGAL PROCEEDINGS...................................................................          56

LEGAL MATTERS.......................................................................          56
REGISTRATION STATEMENT..............................................................          57
EXPERTS.............................................................................          57
FINANCIAL STATEMENTS................................................................          57


    This Prospectus Does Not Constitute an Offering in any Jurisdiction in which Such Offering May Not Be Lawfully Made. Liberty Life Does Not Authorize any Information or Representations Regarding the Offering Described in this Prospectus other than as Based in this Prospectus.

                                  DEFINITIONS

    Please refer to this list for the meaning of the following terms:

ACCOUNT VALUE--The sum of the values of your interests in the Sub-Accounts, the Fixed Account and the Loan Account.

ACCUMULATION UNIT--An accounting unit of measurement which we use to calculate the value of a Sub-Account.

AGE--An Insured's age at his or her last birthday.

ASSET ALLOCATION MODELS--Models developed by Standard & Poor's Inc. to provide generalized guidance on how to allocate Account Value among the Sub-Accounts under the Contract.

ASSET REBALANCING--Our program under which we periodically readjust the percentage of your Account Value allocated to each Sub-Account to maintain a pre-set level.

BENEFICIARY(IES)--The person(s) named by you to receive the Death Benefit under the Contract.

CASH VALUE--The Account Value less any applicable Withdrawal Charges.

CONTRACT ANNIVERSARY--The same day and month as the Contract Date for each subsequent year the Contract remains in force.

CONTRACT DATE--The effective date of insurance coverage under your Contract. It is used to determine Contract Anniversaries, Contract Years and the Monthly Date.

CONTRACT OWNER ("YOU")--The person(s) having the privileges of ownership defined in the Contract. The Contract Owner(s) may or may not be the same person(s) as the Insured(s). If your Contract is issued pursuant to a retirement plan, your ownership privileges may be modified by the plan.

CONTRACT YEAR--Each twelve-month period beginning on the Contract Date and each Contract Anniversary.

DEATH BENEFIT--The amount payable to the Beneficiary under the Contract upon the death of the Insured, before payment of any unpaid Indebtedness.

DELIVERY DATE--If you pay your initial Premium upon receipt of your Contract, the date on which your Contract is personally delivered to you; otherwise, five days after we mail your Contract for delivery to you.

DOLLAR COST AVERAGING--Our program under which we periodically transfer a fixed dollar amount to the Sub-Accounts of your choice, until the source you designate is exhausted or you instruct us to stop.

FACE AMOUNT--The amount designated as such on the Contract Information page or as subsequently changed in accordance with the terms of the Contract. It is used to determine the amount of Death Benefit.

FIXED ACCOUNT--The portion of the Account Value allocated to our general account.

GRACE PERIOD--A 61-day period during which the Contract will remain in force so as to permit you to pay a sufficient amount to keep the Contract from lapsing.

INDEBTEDNESS--The sum of all unpaid Contract Loans and accrued loan interest.

INSURED--A person whose life is insured under the Contract.

LOAN ACCOUNT--An account established for amounts transferred from the Sub-Accounts or the Fixed Account as security for outstanding Indebtedness.

MONTHLY DATE--The same day in each month as the Contract Date. The day of the month on which the Monthly Deduction is taken from your Account Value.

MONTHLY DEDUCTION--The amount deducted from the Account Value on each Monthly Date for the cost of insurance charge, the Contract Fee, and the cost of any benefit Agreement.

NET INVESTMENT FACTOR--The factor we use to determine the change in value of an Accumulation Unit in any Valuation Period. We determine the Net Investment Factor separately for each Sub-Account.

NET PREMIUM--A Premium less any Premium Expense Charge.

PLANNED PREMIUM--The amount of Premium selected by you to be paid periodically as payment for the Contract.

PORTFOLIO(S)--The underlying mutual funds in which the Sub-Accounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

PREMIUM--An amount paid to us as payment for the Contract by you or on your behalf.

SEC--The United States Securities and Exchange Commission.

SUB-ACCOUNT--A division of the Variable Account, which invests wholly in shares of one of the Portfolios.

SUB-ACCOUNT VALUE--The value of the assets held in a Sub-Account.

SURRENDER VALUE--The Cash Value less any unpaid Indebtedness.

TAX CODE--The Internal Revenue Code of 1986, as amended.


VALUATION DAY--Each day the New York Stock Exchange ("NYSE") is open for business and we are open. We currently are open for variable business on each day the NYSE is open, except for emergencies or other times permitted by the SEC.



VALUATION PERIOD--The period of time over which we determine the change in the value of the Sub-Accounts. Each Valuation Period begins at the close of normal trading on the NYSE, currently 4:00 p.m. Eastern time, on each Valuation Day and ends at the close of the NYSE on the next Valuation Day, or the next day we are open, if later.


VARIABLE ACCOUNT--LLAC Variable Account, which is a segregated investment account of Liberty Life.

                               FEES AND EXPENSES



    The following tables are designed to help you understand the fees and expenses that you bear, directly or indirectly, as a Contract Owner. The first table describes the Contract charges and deductions you directly bear under the Contract. The second table describes the fees and expenses of the Portfolios that you bear indirectly when you purchase a Contract. (See "Deductions and Charges", beginning on page 39).



                        CONTRACT CHARGES AND DEDUCTIONS



CHARGES DEDUCTED FROM ACCOUNT VALUE



Monthly Cost of Insurance Charge(1)



                        CURRENT                                                  GUARANTEED
--------------------------------------------------------  --------------------------------------------------------
 Ranges from $.05 per $1,000 of net amount at risk to     Ranges from $.05 per $1,000 of net amount at risk to
 $79 per $1000 net amount at risk.                        $83.33 per $1,000 of net amount at risk.

Monthly Contract Fee:                                     $9.00 per month for Contracts with Face Amounts under
                                                          $100,000.

                                                          $6.00 per month for Contracts with Face Amounts of at
                                                          least $100,000.

TRANSACTION CHARGES

  Transfer Fee:                                           $25 per transfer.(2)

  Partial Withdrawal Fee:                                 The lesser of $25 or 2% of the amount withdrawn.

CHARGES DEDUCTED FROM PREMIUM

  Maximum Premium Expense Charge:                         5.5% of each Premium.(3)

DEFERRED SALES CHARGE

  Maximum Withdrawal Charge:                              $50.00 per thousand dollars of Face Amount.(4)

CHARGES DEDUCTED FROM THE SUB-ACCOUNTS

Annual Variable Account Charges:

  Expense Charge:                                         .60% of daily net assets in the Variable Account.(5)

Federal Income Tax Charge:                                Currently none.(6)



(1) The cost of insurance charges are based on attained age, sex, rating class, and history of tobacco use of the Insured. The net amount at risk is the difference between the Death Benefit divided by 1.0032737 and the Account Value. See "Deductions and Charges-- Monthly Deduction--Cost of Insurance Charge," on pages 40-41.

(2) We currently waive the Transfer Fee on all transfers. We reserve the right in the future to charge the Transfer Fee on all transfers after the first twelve transfers in a Contract Year, as described above. See "Transfer Fee" on page 44.



(3) The current Premium Expense Charge is 5.5% of the total Premiums paid in each Contract Year up to twelve times the Lifetime Guaranteed Coverage Monthly Premium and 3.5% of any Premium in excess of that amount. Twelve times the Guaranteed Coverage Monthly Premium equals the guideline level premium determined under Section 7702(c) of the Tax Code. We may change the Premium Expense Charge but it will never exceed 5.5% of each Premium. See "Premium Expense Charge" on page 39 below.



(4) This charge applies to all surrenders and partial withdrawals, unless you are eligible for the Medical Waiver of Withdrawal Charge. See "Withdrawal Charge--Medical Waiver of Withdrawal Charge" on page 43. We also will charge a withdrawal charge if you decrease the Face Amount of your Contract. The amount of your withdrawal charge at issue will depend on the Insured's age at issue, sex, and rating class. The withdrawal charge declines to zero percent after the tenth Contract Year. The withdrawal charge on a partial withdrawal or decrease in Face Amount will be a percentage of the then applicable withdrawal charge on a surrender, based on the percentage decrease in the Face Amount resulting from the partial withdrawal. The withdrawal charge is imposed to cover a portion of our premium tax expenses and a portion of the sales expense incurred by us in distributing the Contracts. See "Withdrawal Charge," on pages 41-42.



(5) Deducted each Valuation Period in an amount equal to 1/365 of the annual rate shown, multiplied by the Account Value in the Variable Account on the relevant Valuation Day, multiplied by the number of days in the relevant Valuation Period.



(6) We currently do not assess a charge for federal income taxes that may be attributable to the operations of the Variable Account. We reserve the right to do so in the future. See "Deductions and Charges--Separate Account Expense Charge", pages 39-40.



                             PORTFOLIO EXPENSES(1)
                    (AS A PERCENTAGE OF AVERAGE NET ASSETS)
   (AFTER FEE WAIVERS AND EXPENSE REIMBURSEMENTS, AS INDICATED IN THE NOTES)



                                                                                       TOTAL FUND   TOTAL FUND
                                                                         MANAGEMENT       OTHER       ANNUAL
                              PORTFOLIO                                     FEES        EXPENSES     EXPENSES
----------------------------------------------------------------------  -------------  -----------  -----------
AIM V.I. Capital Appreciation.........................................         0.62%         0.05%        0.67%(2)
AIM V.I. Government Securities Fund...................................         0.50%         0.26%        0.76%(2)
AIM V.I. International Equity.........................................         0.75%         0.16%        0.91%(2)
Dreyfus Stock Index...................................................         0.25%         0.01%        0.26%(3)
Dreyfus Capital Appreciation..........................................         0.57%         0.24%        0.81%(3)
Dreyfus Socially Responsible Growth...................................         0.75%         0.05%        0.80%(3)
                                                                                                          1.00%
Colonial Small Cap Value..............................................         0.00%         1.00%            (4.32%)(4)
                                                                                                          0.80%
Colonial High Yield Securities........................................         0.00%         0.80%            (1.84%)(4)
Colonial Strategic Income.............................................         0.65%         0.13%        0.78%(4)
Colonial Growth & Income..............................................         0.80%         0.10%        0.90%

                                                                                       TOTAL FUND   TOTAL FUND
                                                                         MANAGEMENT       OTHER       ANNUAL
                              PORTFOLIO                                     FEES        EXPENSES     EXPENSES
----------------------------------------------------------------------  -------------  -----------  -----------
                                                                                                          1.00%
Liberty All-Star Equity...............................................         0.76%         0.24%            (1.04%)(4)
MFS Emerging Growth...................................................         0.75%         0.10%        0.85%
MFS Research..........................................................         0.75%         0.11%        0.86%
                                                                                                          1.00%
MFS Utilities.........................................................         0.75%         0.25%            (1.01%)(5)
MFS Growth with Income................................................         0.75%         0.13%        0.88%(5)
Stein Roe Balanced....................................................         0.60%         0.05%        0.65%
Stein Roe Growth Stock................................................         0.65%         0.05%        0.70%
Stein Roe Money Market................................................         0.50%         0.12%        0.62%



(1) All Trust and Portfolio expenses are based on 1998 expenses, except Colonial Small Cap Value and Colonial High Yield Securities. Since those two Portfolios commenced operations in 1998, their Total Fund Other Expenses are annualized estimates based on their actual expenses. The expenses of the Colonial Small Cap Value Fund, Colonial High Yield Securities Fund, Liberty All-Star Equity Fund, and MFS Utilities Series reflect the agreement of each Portfolio's adviser to reimburse expenses above the limits shown in notes
    (4) and (5).



(2) AIM Advisors, Inc. ("AIM") may from time to time waive or reduce its fees. Effective May 1, 1998, the AIM Portfolios reimburse AIM in an amount up to 0.25% of the average net asset value of each AIM Portfolio for expenses incurred in providing or assuring that participating insurance companies provide certain administrative services. However, AIM does not currently seek any reimbursement with respect to certain services and does not seek reimbursement of the cost of certain other services in excess of the amounts charged by participating insurance companies. The Total Fund Other Expenses for the AIM Portfolios include reimbursement paid for this purpose.



(3) The Dreyfus Corporation ("Dreyfus") has undertaken to reduce its management fee and/ or reimburse the other expenses of the Dreyfus Stock Index Fund if necessary to prevent the Portfolio's aggregate expenses from exceeding 0.40% of the Portfolio's average net assets for the fiscal year. Dreyfus may end this undertaking on at least 180 days prior notice. In addition, Dreyfus and/or the subadvisers to the Dreyfus Portfolios may from time to time waive receipt of their fees and/or voluntarily assume certain expenses of these Portfolios. During the fiscal year ending December 31, 1998, neither Dreyfus nor the subadvisers waived any fee or reimbursed expenses.



(4) Liberty Advisory Services Corp. has voluntarily agreed to reimburse all expenses, including management fees, in excess of the following percentage of the average annual net assets of each of the Trust's eligible Portfolios:
    1.00% for Colonial Small Cap Value Fund, Liberty All-Star Equity, and Colonial Growth & Income; and .80% for Colonial Strategic Income and Colonial High Yield Securities. Each percentage shown in parentheses is an estimate of what the total expenses would be in the absence of expense reimbursement. Without such reimbursements, each such Portfolio's Management Fees, Other Expenses, and Total Expenses would have been as follows: 0.80%. 3.52%, and 4.32% for the Colonial Small Cap Value Fund, 0.60%, 1.24%, and 1.84% for the Colonial High Yield Securities Fund, and 0.80%, 0.24%, and 1.04% for the Liberty All-Star Equity Portfolio.



(5) Massachusetts Financial Services Company ("MFS") has contractually agreed to bear expenses for these Portfolios, subject to reimbursement from these Portfolios, such that their "Other Expenses" shall not exceed 0.25% of their average daily net assets during the current fiscal year. Otherwise, the "Other Expenses" and "Total Annual Expenses" of the MFS Utilities Portfolio would be 0.26% and 1.01%, respectively. MFS did not reimburse other expenses of the MFS Growth with Income Portfolio during the fiscal year ended December 31, 1998.



The following chart outlines the components of your Account Value. It is intended to help you to understand how the fees and charges under the Contract directly and indirectly affect your Account Value and benefits. You should use this chart in conjunction with the more complete descriptions contained in other parts of this prospectus and in your Contract.


--------------------------------------------------------------------------------


                                    PREMIUM



      less a Premium Expense Charge of not more than 5.5% of each Premium, for state premium taxes, certain federal tax liabilities,
                       and distribution expenses, equals


--------------------------------------------------------------------------------


                                  NET PREMIUM



                     Allocated to one or more Sub-Accounts
                            and/or the Fixed Account


--------------------------------------------------------------------------------


                                 ACCOUNT VALUE



 On the Contract Date, your Account Value is equal to your initial Net Premium minus any of the charges described below that are due on that date. Thereafter, your Account Value may change daily, as described below.


--------------------------------------------------------------------------------


                         ADJUSTMENTS TO ACCOUNT VALUE:



Over the life of your Contract, your Account Value will increase and/or decrease as indicated below to reflect the following:



    - Addition of new Net Premiums.



    - Any increase due to the investment experience of the chosen Sub-Accounts.



    - Addition of guaranteed interest at an annual effective rate of 4.0% (plus any excess interest if applicable) on the portion of the Account Value allocated to the Fixed Account.



    - Addition of interest at an annual effective rate of 6.0% on the portion of your Loan Account which serves as collateral for your preferred Contract loans, if any.



    - Addition of interest at an effective annual rate of 4.0% on the portion of your Loan Account which serves as collateral for your other Contract loans, if any.

    - Any decrease due to the investment experience of the chosen Sub-Accounts.



    - Subtraction of any amounts withdrawn.



    - Subtraction of the charges listed below, as applicable.


--------------------------------------------------------------------------------


                                 DAILY CHARGES



    - Management fees and expenses are deducted from the share value of each underlying Portfolio, and are reflected in the investment experience of the corresponding Sub-Account.



    - Subtraction of a daily charge equivalent to an annual rate of 0.60% of average daily net assets from each Sub-Account for mortality and expense risk expenses, administrative expenses, and certain other expenses.


--------------------------------------------------------------------------------


                MONTHLY CHARGES DEDUCTED FROM YOUR ACCOUNT VALUE



    - Subtraction of a contract fee of $9.00 ($6.00 for Contracts with face amounts of at least $100,000), for administrative expenses.



    - Subtraction of a cost of insurance charge, reflecting the Death Benefit under your Contract and the Account Value.



    - If your Contract includes optional benefit agreements, subtraction of the cost of those agreements.


--------------------------------------------------------------------------------


                              TRANSACTION CHARGES



    - Subtraction of a withdrawal charge, if you surrender your Contract, withdraw Account Value or decrease the Face Amount of your Contract, within ten years of issuance or any Face Amount increase. The withdrawal charge is intended to cover state premium taxes, certain federal tax liabilities, and distribution expenses. We waive the withdrawal charge in certain circumstances.



    - Subtraction of a withdrawal fee of up to $25 for each partial withdrawal, for administrative expenses.



    - Currently we waive the transfer fee. In the future, we may subtract a transfer fee of up to $25 on each transfer after the first twelve in any Contract year, for administrative expenses.


--------------------------------------------------------------------------------


                                 CONTRACT LOANS



    - You may borrow a portion of your Account Value. A Contract loan is not subtracted from your Account Value. However, an amount equal to the amount of the Contract loan is transferred to the Loan Account, where it serves as collateral for the loan.



    - Interest of 6% annually is charged on Contract loans.



    - Outstanding Contract loans, including unpaid interest, are subtracted from death benefit and surrender proceeds.


--------------------------------------------------------------------------------

                   QUESTIONS AND ANSWERS ABOUT YOUR CONTRACT

    These are answers to questions that you may have about some of the most important features of your Contract. The Contract is described more fully in the remainder of this Prospectus. Please read this Prospectus carefully. Unless otherwise indicated, the description of the Contract contained in this Prospectus assumes that the Contract is in force, that there is no Indebtedness, and that current federal tax laws apply.

       1. WHAT IS A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT?

       The Contract has a Death Benefit, Account Value, and other features similar to life insurance contracts providing fixed benefits. It is a "flexible premium" contract because you have a great amount of flexibility in determining when and how much Premium to pay. It is a "variable" Contract because the Account Value and, in some circumstances, the Death Benefit vary according to the investment performance of the Sub-Accounts to which you have allocated your Net Premiums. The Account Value is not guaranteed. Payment of the Death Benefit may be guaranteed under the Contract's two Coverage Guarantees. This Contract provides you with the opportunity to take advantage of any increase in your Account Value, but you also bear the risk of any decrease.

       2. WHO MAY PURCHASE A CONTRACT?

       We will issue a Contract on the life of a prospective Insured age 0-80 who meets our underwriting standards.

       3. WHAT IS THE DEATH BENEFIT?


       While the Contract is in force, we will pay a Death Benefit to the Beneficiary upon the death of the Insured. You may choose from two Death Benefit Options available under this Contract: Option 1 and Option 2. Under Option 1, the Death Benefit will be the greater of the Face Amount or a percentage of the Account Value. Under Option 2, the Death Benefit will be the greater of the Face Amount plus the Account Value or a percentage of the Account Value. You may change your choice of Death Benefit Option while this Contract is in force as specified in the Contract. Before we pay the Death Benefit to the Beneficiary, however, we will subtract an amount sufficient to repay any outstanding Indebtedness and to pay any due and unpaid charges. In addition, if you choose Option 1 and you withdraw part of your Account Value, we will reduce the Face Amount as described in this Prospectus on pages 36-37.


       4. WHAT ARE THE GUARANTEED COVERAGE FEATURES OF THE CONTRACT?


       Unless otherwise required in your state, this Contract includes three Coverage Guarantees:



            Three-Year Guaranteed Coverage;
            Limited Guaranteed Coverage; and
            Lifetime Guaranteed Coverage.

       While any Coverage Guarantee is in effect, and you have no outstanding Indebtedness, your Contract will not lapse if the Cash Value is insufficient to pay the Monthly Deduction.



       Each Coverage Guarantee remains in effect until the date specified in your Contract, provided that you pay sufficient Premium. Three-Year Guaranteed Coverage terminates on the third Contract Anniversary. Limited Guaranteed Coverage terminates automatically at the later of the Insured's age 75 or 15 years after the Contract Date. Lifetime Guaranteed Coverage does not have an automatic termination date. Accordingly, if you pay sufficient Premium, this Coverage Guarantee will stay in effect until the Insured dies. The amount of Premiums required to keep each Coverage Guarantee in effect differs, as explained in the Contract and page 18 of this Prospectus. If you do not pay sufficient Premiums, one or more Coverage Guarantees will terminate. If Limited or Lifetime Guaranteed Coverage ends, you will be given a fixed period of time to pay sufficient additional Premiums to restore the guarantee. Even if all of the Guarantees terminate, however, your Contract will stay in force provided that the Surrender Value is sufficient to pay the Monthly Deductions as they come due. In Massachusetts, Lifetime Guaranteed Coverage is not available and Limited Guaranteed Coverage ends five years after the Contract Date. The Coverage Guarantees are explained in more detail in "Guaranteed Coverage Monthly Premium" on page 18 below.


       5. HOW WILL THE ACCOUNT VALUE OF MY CONTRACT BE DETERMINED?

       Your Net Premiums are invested in one or more of the Sub-Accounts or allocated to the Fixed Account, as you instruct us. Your Account Value is the sum of the values of your interests in the Sub-Accounts, plus the values in the Fixed Account and the Loan Account. Your Account Value will depend on the investment performance of the Sub-Accounts and the amount of interest we credit to the Fixed Account and the Loan Account, as well as the Net Premiums paid, partial withdrawals, and charges assessed. We do not guarantee a minimum Account Value on the portion of your Net Premiums allocated to the Variable Account.

       6. WHAT ARE THE PREMIUMS FOR THIS CONTRACT?

       You have considerable flexibility as to the timing and amount of your Premiums. You may pay Premiums during the Insured's lifetime from the Contract Date until the Contract Anniversary following the Insured's 100th birthday. You may pay Planned Premiums monthly, quarterly, semiannually or annually. You may change the timing of your Planned Premiums at any time. You may also pay unscheduled Premiums. You are not required to pay any level of Premium. However, to take advantage of the Coverage Guarantees under your Contract, you must pay the cumulative Guaranteed Coverage Monthly Premium due. We may refuse any Premium that would cause the Contract to lose its status as a life insurance contract under the Tax Code. We may require you to provide evidence of insurability, if an increase in the Death Benefit would result from an unscheduled Premium.

       7. CAN I INCREASE OR DECREASE MY CONTRACT'S FACE AMOUNT?


       Yes, you have considerable flexibility to increase or decrease your Contract's Face Amount. After the first Contract Year, once each Contract Year you may request an increase and/or a decrease by sending us a written request. Your requested increase must be at least $25,000. If you request an increase in Face Amount, we may require that you provide us with evidence of insurability that meets our underwriting standards. An increase in the Face Amount of your Contract will increase the charges deducted from your Account Value and will result in an additional Withdrawal Charge for the amount of the increase. If you request a decrease in the Face Amount of your Contract, we will charge a portion of the Withdrawal Charge in proportion to the percentage decrease in Face Amount. We will not decrease the Face Amount of your Contract below $50,000. For more detail, see "Change in Face Amount", on page 32.


       8. WHEN IS THE CONTRACT EFFECTIVE?

       If we approve your application, your Contract generally will be effective as of the later of the date that we receive your initial Premium and the date we approve your application. The effective date of your Contract will be designated your Contract's Contract Date. If we have not previously received your initial Premium, when we deliver your Contract we will require you to pay Premium to place your insurance in force. While your application is in underwriting, if you have paid your initial Premium, we may provide you with temporary life insurance coverage in accordance with the terms of our conditional receipt.

       If we approve your application, you will earn interest and investment return on your Net Premiums from the Contract Date. We will also begin to deduct the Contract charges as of the Contract Date. We may temporarily allocate a portion of your initial Net Premium to our Fixed Account until we allocate it to the Sub-Accounts in accordance with the procedures described in the Answer to Question 9.

       If we reject your application, we will not issue you a Contract. We will return any Premiums you have paid, adding interest at the rate required in your state. We will not subtract any contract charges from the amount we refund to you.

       9. HOW ARE MY NET PREMIUMS ALLOCATED?


       Before your Premiums are allocated to the Account Value, we deduct a Premium Expense Charge from each Premium. The current Premium Expense Charge is 5.5% of the total Premiums paid in each Contract Year up to twelve times the Lifetime Guaranteed Coverage Monthly Premium and 3.5% of any Premium in excess of that amount. This charge covers a portion of our distribution expenses, state premium tax expenses and certain federal tax liabilities associated with the receipt of Premiums. For more detail, see "Premium Expense Charge" on page 39. The remaining amount is called the Net Premium.


       When you apply for the Contract, you specify in your application how to allocate your Net Premiums among the Sub-Accounts and the Fixed Account. You must use whole number percentages and the total allocations must equal 100%. We allocate any subsequent Net Premiums in those percentages until you give us new written instructions. You may allocate your Net Premiums to up to ten Sub-Accounts and the Fixed Account. You must allocate at least five percent of your Net Premiums to each option that you choose. In the future, we may change these limits.

       We generally allocate your initial Net Premium to the Sub-Accounts and the Fixed Account as of the Contract Date. Subsequent Net Premiums generally will be allocated as of the date your Net Premium is received in our Service Center. Until the fifth day after the end of the right to return period, however, we will not allocate more than $2,000 of your Net Premiums to the Sub-Accounts. Prior to that date, if your Premium allocation instructions would require us to allocate more than $2,000 to the Sub-Accounts, we will allocate the first $2,000 to the Sub-Accounts in accordance with your instructions and temporarily allocate the excess to the Fixed Account. We generally will then reallocate that excess amount (including any interest) among the Sub-Accounts and the Fixed Account, in accordance with your instructions, on the fifteenth day after the Delivery Date. This period may be longer or shorter, depending on the length of the right to return period in your state, as it will always equal five days plus the number of days in the right to return period in your state. We may increase or decrease this temporary allocation limit at any time.


       You may transfer Account Value among the Sub-Accounts and the Fixed Account while the Contract is in force, by writing to us or calling us at 1-800-xxx-xxxx. We currently are not charging a transfer fee on all transfers. Under the Contract, however, we may charge a fee of $25 per transfer on each transfer after the first twelve transfers in any Contract Year, including Dollar Cost Averaging and Asset Rebalancing transfers. We may change the number of free transfers at any time, subject to the limits described in "Transfer Fee" on page 44, but the transfer fee will never exceed $25 per transfer. While you may also transfer amounts from the Fixed Account, certain restrictions apply. For more detail, see "Transfer of Account Value" and "Transfers Authorized by Telephone", on pages 21 and 22.



       You may also use our automatic Dollar Cost Averaging program or our Asset Rebalancing program. Under the Dollar Cost Averaging program, each month amounts are automatically transferred to the Sub-Accounts at regular intervals from the account of your choice. For more detail, see "Dollar Cost Averaging", on page 22.


       Under the Asset Rebalancing program, you periodically can readjust the percentage of your Account Value allocated to each Sub-Account to maintain a pre-set level. Investment results will shift the balance of your Account Value allocations. If you elect Asset Rebalancing, we periodically transfer your Account Value back to the specified percentages at the frequency that you specify. For more detail, see "Asset Rebalancing", on page 22.

       10. WHAT ARE MY INVESTMENT CHOICES UNDER THE CONTRACT?

       You can allocate and reallocate your Account Value among the Sub-Accounts, each of which in turn invests in a single Portfolio. Under the Contract, the Variable Account currently invests in the following
       Portfolios:

            AIM VARIABLE INSURANCE FUNDS, INC.

                AIM V.I. Capital Appreciation Fund
                AIM V.I. Government Securities Fund
                AIM V.I. International Equity Fund

            DREYFUS

                Dreyfus Stock Index Fund
                Dreyfus Variable Investment Fund, Capital Appreciation Portfolio Dreyfus Socially Responsible Growth Fund, Inc.

            LIBERTY VARIABLE INVESTMENT TRUST


                Colonial Small Cap Value Fund, Variable Series Colonial High Yield Securities Fund, Variable Series Colonial Strategic Income Fund, Variable Series Colonial Growth & Income Fund, Variable Series Liberty All-Star Equity Fund, Variable Series


            MFS VARIABLE INSURANCE TRUST

                MFS Emerging Growth Series
                MFS Research Series
                MFS Utilities Series
                MFS Growth with Income Series

            STEIN ROE VARIABLE INVESTMENT TRUST

                Stein Roe Balanced Fund, Variable Series
                Stein Roe Growth Stock Fund, Variable Series
                Stein Roe Money Market Fund, Variable Series

       Each Portfolio holds its assets separately from the assets of the other Portfolios. Each Portfolio has distinct investment objectives and policies, which are described in the accompanying Prospectuses for the Portfolios.

       In addition, the Fixed Account is available.

       11. MAY I TAKE OUT A CONTRACT LOAN?


       Yes, you may borrow money from us using your Contract as security for the loan. You may borrow up to 90% of the Cash Value of your Contract. In some instances Contract Loans are treated as distributions for federal tax purposes. Therefore, you may incur tax liabilities if you borrow a Contract Loan. For more detail, see "Contract Loans", on pages 34-35, and "Contracts Which Are MECs", on page 49.


       12. WHAT ARE THE CHARGES DEDUCTED FROM MY PREMIUMS AND MY ACCOUNT VALUE?


       PREMIUM EXPENSE CHARGE. As noted above, we deduct a Premium Expense Charge from each Premium before it is allocated to the Account Value. This charge currently is 5.5% of the total Premiums paid in each Contract Year up to twelve times the Lifetime Guaranteed Coverage Monthly Premium and 3.5% of any Premium in excess of that amount. We may change this charge at any time, but it will never exceed

       5.5% of each Premium. This charge covers a portion of our state premium tax expenses, certain federal tax expenses associated with the receipt of premium, and our distribution expenses.


       SEPARATE ACCOUNT EXPENSE CHARGE. On each Valuation Day we deduct the Separate Account Expense Charge from the Sub-Accounts to compensate Liberty Life for its expenses incurred and certain risks assumed under the Contracts. The Separate Account Expense Charge is calculated at an annual rate equal to .60% of average daily net assets.

       MONTHLY DEDUCTION. We also deduct a monthly deduction from your Account Value for the cost of insurance charge, the Contract Fee, and the cost of any benefit Agreement. The cost of insurance charge covers our anticipated mortality costs. The Contract Fee covers certain administrative expenses in connection with the Contracts. We allocate the monthly deduction pro rata among your Account Value in the Sub-Accounts and the Fixed Account.


       TRANSFER FEE. We currently waive the transfer fee on all transfers. Under the Contract, however, we may charge a fee of $25 per transfer on each transfer, including Portfolio Rebalancing and Dollar Cost Averaging transfers, after the 12th transfer in any Contract Year. We may change the number of free transfers at any time, subject to the limits described in "Transfer Fee" on page 44, but the transfer fee will never exceed $25.


       WITHDRAWAL CHARGE. We impose a withdrawal charge to cover a portion of our premium tax expenses and a portion of the sales expenses we incur in distributing the Contracts. These sales expenses include agents' commissions, advertising, and the printing of Prospectuses. The withdrawal charge is described in the answer to Question 13 below and in "Withdrawal Charge" on page 41. We also impose a withdrawal fee of up to $25 on each partial withdrawal after the first in each Contract Year. The withdrawal fee is used to cover our administrative expenses in processing your partial withdrawal request.

       OTHER. In addition to our charges under the Contract, each Portfolio deducts amounts from its assets to pay its investment advisory fee and other expenses. The Prospectuses for the Portfolios describe their respective charges and expenses in more detail. We may receive compensation from the investment advisers or administrators of the Portfolios. Such compensation will be consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ between Portfolios.


       FOR MORE INFORMATION. The charges assessed under the Contract are summarized in the table entitled "Contract Charges and Deductions" on pages 3-4 and described in more detail in "Deductions and Charges", beginning on page 39.


       13. DO I HAVE ACCESS TO THE VALUE OF MY CONTRACT?

       While the Contract is in force, you may surrender your Contract for the Surrender Value, which is the Cash Value less any Indebtedness, and unpaid charges. Upon surrender, life insurance coverage under the Contract will end. You may also withdraw part of your Account Value through a partial withdrawal. You may not withdraw less than $250 at one time. Currently, if the Account Value after any partial withdrawal would be less than $500, we may treat your request as a request to surrender your Contract. We may waive or change this limit. We do not permit any partial withdrawals during the first Contract Year. For more detail, see "Amount Payable on Surrender of the Contract" and "Partial Withdrawals", on pages 35 and 36.


       We may deduct a withdrawal charge and/or a withdrawal fee on a surrender or a partial withdrawal.


       WITHDRAWAL CHARGE. If you surrender your Contract, take a partial withdrawal or decrease the Face Amount of your Contract, we may deduct a withdrawal charge. The withdrawal charge on a full surrender equals the amount shown in the withdrawal charge table in your Contract, plus any additional withdrawal charge due to increases in the Face Amount of your Contract. The amount of the withdrawal charge decreases over time.


       Generally, the initial amount of the withdrawal charge is equal to the Face Amount of your Contract multiplied by the applicable rate per thousand dollars of Face Amount. The applicable rate depends on the Insured's issue age, sex and underwriting class. For example, if the Insured is age 45 when your Contract is issued, the applicable rates per thousand, for both the Preferred and Standard rate classes, are as follows:


Male Non-Smoker                                                    $   13.68
Male Smoker                                                        $   21.96
Female Non-Smoker                                                  $    9.72
Female Smoker                                                      $   13.32
Unisex Non-Smoker                                                  $   12.84
Unisex Smoker                                                      $   20.16


       The rates for each category are greater or lesser according to the age of the Insured when your Contract is issued. The maximum rate for each category is $50.00 per $1,000 of Face Amount.

       If you surrender your Contract after ten Contract Years have elapsed, we will not charge a withdrawal charge (unless you have increased the Face Amount of your Contract, as explained below). Before that time, we determine the applicable withdrawal charge by multiplying the initial withdrawal charge on your Contract by the appropriate withdrawal charge percentage for the Contract Year in which the surrender occurs.


       We also charge a withdrawal charge on partial withdrawals. The applicable withdrawal charge will be a pro rata share of then current withdrawal charge on a complete surrender. If you choose Death Benefit Option 1, the withdrawal charge on a partial withdrawal will be based on the percentage by which the partial withdrawal reduces the Face Amount of your Contract. If you choose Death Benefit Option 2, you will pay no withdrawal charge on a partial withdrawal, because partial withdrawals do not reduce the Face Amount of Contracts under Option 2.

       If you increase the Face Amount of your Contract, we will determine an additional withdrawal charge amount applicable to the amount of the increase. We calculate the additional withdrawal charge using the same procedures described above, except that we use the Insured's age and underwriting class at the time of the increase, rather than at the time your Contract was issued. We will include in your Contract a table showing the withdrawal charge applicable to your Contract.


       If you decrease the Face Amount of your Contract, we will charge a Withdrawal Charge in proportion to the decrease. The amount charged will equal the Withdrawal Charge then applicable to a full surrender, multiplied by the percentage decrease in the Face Amount. The amount charged will be subtracted from your Account Value.


       We also waive the withdrawal charge for qualified medical stays. This provision can differ by state, so you should refer to your Contract.

       WITHDRAWAL FEE. In addition to the withdrawal charge, we may charge a withdrawal fee on any partial withdrawal after the first in any Contract Year. The withdrawal fee will equal the lesser of $25 or two percent of the amount withdrawn. The withdrawal fee does not apply to full surrenders. The withdrawal fee is intended to compensate us for our administrative costs in processing your partial withdrawal request.

       For more detail, see "Withdrawal Charge", on pages 41-42.

       14. WHAT ARE THE TAX CONSEQUENCES OF BUYING THIS CONTRACT?

       Your Contract is structured to meet the definition of a life insurance contract under the Tax Code. We may need to limit the amount of Premiums you pay under the Contract to ensure that your Contract continues to meet that definition.

       Current federal tax law generally excludes all death benefits from the gross income of the beneficiary of a life insurance policy. In addition, you generally are not subject to taxation on any increase in the Account Value until it is withdrawn. Generally, you will be taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total Premiums paid. Amounts received upon surrender or withdrawal in excess of Premiums paid will be treated as ordinary income.


       In some circumstances, your Contract will be considered a "modified endowment contract", which is a form of life insurance contract under the Tax Code. Special rules govern the tax treatment of modified endowment contracts. Depending on the amount and timing of your Premiums, your Contract may meet that definition. Under current tax law, death benefit payments under modified endowment contracts, like death benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary. Withdrawals and Contract Loans, however, are treated differently. Amounts withdrawn and Contract Loans are treated first as income, to the extent of any gain, and then as a return of Premium. The income portion of the distribution is includable in your taxable income. Also, an additional ten percent penalty tax is generally imposed on the taxable portion of amounts received before age 59 1/2. For more information on the tax treatment of the Contract, see "Federal Tax Considerations", beginning on page 46, and consult your tax adviser.

       15. CAN I RETURN THIS CONTRACT AFTER IT HAS BEEN DELIVERED?

       In many states, you may cancel your Contract by returning it to us within ten days after you receive it. In some states, however, this right to return period may be longer, as provided by state law. If you return your Contract, the Contract terminates and, in most states, we will pay you an amount equal to your Premiums. Since state laws differ as to the consequences of returning a Contract, you should refer to your Contract for specific information about your circumstances.

       16. WHEN DOES COVERAGE UNDER THE CONTRACT END?


       Your Contract provides Three-Year Guaranteed Coverage, Limited Guaranteed Coverage and Lifetime Guaranteed Coverage, which you can keep in effect for the period specified in your Contract by paying sufficient Premiums. Under each Coverage Guarantee, if you do not have any outstanding Indebtedness and your total Premiums at least equal the applicable Guaranteed Coverage Monthly Premiums (net of any partial withdrawals), your Contract will not lapse during the applicable coverage period, regardless of changes in the Account Value. Your Contract will terminate if you voluntarily surrender your Contract. If no Coverage Guarantee is in effect, your Contract may also terminate if on a Monthly Date the Surrender Value is insufficient to pay the Monthly Deduction and you do not pay an amount sufficient to keep the Contract in force by the end of the 61-day Grace Period.


       17. CAN I GET AN ILLUSTRATION TO HELP ME UNDERSTAND HOW CONTRACT VALUES CHANGE WITH INVESTMENT EXPERIENCE?


       At your request we will furnish you with a free, personalized illustration of Account Values, Surrender Values and Death Benefits. The illustration will be personalized to reflect the proposed Insured's age, sex, underwriting classification, Planned Premiums, and any available additional benefit agreements that you requested. (See "Optional Insurance Benefits," at pages 32-33 below.) The illustrated Account Values, Surrender Values and Death Benefits will be based on certain hypothetical assumed rates of return for the Variable Account. Your actual investment experience probably will differ, and as a result the actual values under your Contract at any time may be higher or lower than those illustrated. The personalized illustrations will follow the methodology and format of the hypothetical illustrations that we filed with the SEC in the registration statement.



              PURCHASE OF CONTRACT AND ALLOCATION OF NET PREMIUMS


    APPLICATION FOR A CONTRACT. You may apply to purchase a Contract by submitting a written application to us through one of our authorized sales representatives. We will not issue Contracts to insure people who are older than age 80. Before we issue a Contract, we will require you to submit evidence of insurability satisfactory to us. Acceptance of your application is subject to our underwriting rules. We reserve the right to reject your application for any lawful reason. If we do not issue a Contract to you, we will return your Premium to you. We reserve the right to change the terms or conditions of your Contract to comply with differences in applicable state law. Variations from the information appearing in this Prospectus due to individual state requirements are described in supplements which are attached to this Prospectus or in endorsements to the Contract, as appropriate.

    In general, we will deliver your Contract when (1) we have received your initial Premium and (2) we have determined that your application meets our underwriting requirements. The Contract Date will be the effective date of insurance coverage under your Contract. We use the Contract Date to determine Contract Anniversaries, Contract Years, and Monthly Dates.

    We will not accept your initial Premium with your application if the requested Face Amount of your Contract exceeds our then-current limit. In other cases, you may choose to pay the initial Premium with your application. If you did not submit your initial Premium with your application, when we deliver your Contract we will require you to pay sufficient Premium to place your insurance in force.

    If we approve your application, your Contract generally will be effective as of the later of the date that we receive your initial Premium and the date we approve your application. In our discretion, we may permit an earlier Contract Date. While your application is in underwriting, if you have paid your initial Premium we may provide you with temporary life insurance coverage in accordance with the terms of our conditional receipt.


    If we approve your application, you will earn interest and/or investment return on your Net Premium from the Contract Date. We will also begin to deduct the Contract charges as of the Contract Date. We may temporarily allocate a portion of your initial Net Premium to our Fixed Account until we allocate it to the Sub-Accounts and the Fixed Account in accordance with the procedures described in the "Allocation of Net Premiums" on page 19 below.


    If we reject your application, we will not issue you a Contract. We will return any Premium you have paid, adding interest at the rate required in your state. We will not subtract any contract charges from the amount we refund to you.

    PREMIUMS. You must pay an initial Premium to purchase a Contract. You may pay additional Premiums during the Insured's lifetime from the Contract Date until the Contract Anniversary following the Insured's 100th birthday. You may pay Planned Premiums at the intervals selected in your application. You may change the amount or interval of your Planned Premiums at any time by written request. The amount of each Planned Premium must at least equal our minimum. We also reserve the right to limit the amount of any increase in a Planned Premium. You may pay unscheduled Premiums, provided the payment is at least $50.00, and the Premium will not disqualify the Contract as a life insurance contract under the Tax Code. If any unscheduled Premium increases the Death Benefit by more than it increases the Account Value, we will require evidence of insurability satisfactory to us.

    While your Contract will show a Planned Premium amount, you are not required to pay Planned Premiums. Your Contract will not lapse merely because you did not pay a Planned Premium.


    Even if you pay all of the Planned Premiums, your Contract nevertheless may enter the Grace Period and thereafter lapse if no Coverage Guarantee is in effect and the Surrender Value is no longer enough to cover the Monthly Deductions. However, paying Planned Premiums can help to keep your Contract in force if your payments at least equal the applicable Guaranteed Coverage Premiums.

    If you owe any Indebtedness under the Contract, we will treat any unscheduled Premium as a repayment of the Indebtedness and not as additional Premium. You may pay Premiums at our Service Center or to an authorized agent.


    MODIFIED ENDOWMENT CONTRACT. Under certain circumstances, a Contract could be classified as a "modified endowment contract", a category of life insurance contract defined in the Tax Code. If your Contract were to become a modified endowment contract, distributions and loans from the Contract could result in current taxable income for you, as well as other adverse tax consequences. These tax consequences are described in more detail in "Tax Matters--Modified Endowment Contracts", on pages 49-50.


    Your Contract could be deemed to be a modified endowment contract if, among other things, you pay too much Premium or the Death Benefit is reduced. We will monitor the status of your Contract and advise you if you need to take action to prevent your Contract from being deemed a modified endowment contract. If you pay a Premium that would result in your Contract being deemed a modified endowment contract, we will notify you and allow you to request a refund of the excess Premium, or other action, to avoid having your Contract being deemed a modified endowment contract. If, however, you choose to have your Contract deemed a modified endowment contract, we will not refund the Premium.

    If you replace a modified endowment contract issued by another insurer with a Contract, your Contract will also be deemed to be a modified endowment contract. Our ability to determine whether a replaced contract issued by another insurer is a modified endowment contract is based solely on the sufficiency of the contract data we receive from the other insurer. We do not consider ourselves to be liable to you if that data is insufficient to accurately determine whether the replaced contact is a modified endowment contract. You should discuss this issue with your tax adviser if it pertains to your situation.


    GUARANTEED COVERAGE MONTHLY PREMIUM. This Contract includes three Coverage
Guarantees:



    Three-Year Guaranteed Coverage;
    Limited Guaranteed Coverage; and
    Lifetime Guaranteed Coverage



    These Coverage Guarantees are intended to enable you to ensure that your Contract will remain in force during a specified period regardless of changes in the Account Value. The specified period for Three-Year Guaranteed Coverage is the first three Contract Years. The specified period for Limited Guaranteed Coverage is the period from the Contract Date until the later of (a) the Insured's seventy-fifth birthday or (b) the fifteenth Contract Anniversary. Lifetime Guaranteed Coverage will remain in effect until the Insured's death, provided that sufficient Guaranteed Coverage Monthly Premiums are paid as described below.


    As a general rule, your Contract will enter the Grace Period, and may lapse, if the Surrender Value is not sufficient to pay a Monthly Deduction when it is due. Under each Coverage Guarantee, however, we guarantee that regardless of declines in your Account Value, your Contract will not enter the Grace Period as long as you have no outstanding Indebtedness and you have paid sufficient total Premiums. To keep a Coverage Guarantee in effect, your total Premiums must at least equal: (a) the total of the applicable Guaranteed Coverage Monthly Premiums for each month since the Contract Date; plus (b) the amount of any partial withdrawals. However, if Lifetime Guaranteed Coverage is still in effect and the Contract is still in force when the Insured reaches age 100, we will not require you to pay additional premium, but the Death Benefit thereafter will be the greater of the Face Amount or 101% of the Account Value. The Guaranteed Coverage Monthly Premium for each Coverage Guarantee under your Contract is set forth on the Contract Information Page. The Guaranteed Coverage Monthly Premium for each Coverage Guarantee is based in the Insured's age at issue, sex and rate class, your Contract's Face Amount and Death Benefit Option, any additional benefit agreement, and the duration of the Coverage Guarantee. If you increase or decrease the Face Amount of your Contract, change your Death Benefit Option, or add a benefit agreement, we will adjust the Guaranteed Coverage Monthly Premium amount applicable after the change.



    If at any time your total Premiums are insufficient to keep the Limited or Lifetime Coverage Guarantee in effect, we will notify you and you will have a fixed period of time, currently sixty months, to satisfy the Premium shortfall. If you do not, that Coverage Guarantee will end and it cannot be reinstated. If the Three-Year Coverage Guarantee terminates, it may not be reinstated. If all of the Coverage Guarantees are no longer in effect, your Contract will stay in force provided that the Surrender Value is sufficient to pay the Monthly Deductions as they come due. We may change the amount of time you have to reinstate a Coverage Guarantee, but we will not reduce it to fewer than twelve months. For more detail about the circumstances in which the Contract will lapse, see "Termination and Grace Period", on page 38.



    In some states, the Coverage Guarantees may be unavailable or the terms may differ. In Massachusetts, Lifetime Guaranteed Coverage is not available and Limited Guaranteed Coverage ends five years after the Contract Date.


    ALLOCATION OF NET PREMIUMS. We generally allocate your initial Net Premium to the Sub-Accounts and the Fixed Account as of the Contract Date. Subsequent Net Premiums generally will be allocated as of the date your Net Premium is received in our Service Center. Until the fifth day after the end of the right to return period, however, we will not allocate more than $2,000 of your Net Premiums to the Sub-Accounts. Before then, if your Premium allocation instructions would require us to allocate more than $2,000 to the Sub-Accounts, we will allocate the first $2,000 to the Sub-Accounts in accordance with your instructions and temporarily allocate the excess to the Fixed Account. We generally will then reallocate that excess amount (including any interest) among the Sub-Accounts and the Fixed Account, in accordance with your instructions, on the fifteenth day after the Delivery Date. This period may be longer, depending on the length of the right to return period in your state, as it will always equal five days plus the number of days in the right to return period in your state. The amount temporarily allocated to the Fixed Account will earn interest until it is reallocated to the Sub-Accounts. In our discretion, in the future we may increase or decrease the temporary allocation limit or otherwise change our procedures for allocating Net Premiums received before the end of the right to return period. We will not change the temporary allocation provisions of your Contract once we have delivered it to you.


    If there are outstanding requirements when we issue your Contract that prevent us from placing your Contract in force, your Premiums will not be allocated until all requirements are satisfied. In addition, if we permit you to select a Contract Date before receipt of your initial

Net Premium and approval of your application, we may initially allocate your entire Net Premium to our Fixed Account until the date on which we otherwise would have initially allocated your Net Premiums to the Sub-Accounts.


    You must specify your allocation percentages in your Contract application. Percentages must be in whole numbers and the total allocation must equal 100%. We will allocate your Net Premiums in those percentages, until you give us new allocation instructions.

    You initially may allocate your Account Value to up to ten Sub-Accounts and the Fixed Account. Moreover, you may not allocate less than five percent of your Account Value to any one option. You subsequently may add or delete Sub-Accounts and/or the Fixed Account from your allocation instructions without regard to this limit. Your allocation to the Fixed Account, if any, does not count against this limit. In the future we may change these limits.

    Excepting your initial Premium, we generally will allocate your Net Premiums to the Sub-Accounts and the Fixed Account as of the date we receive your Premium in our Service Center. If an unscheduled Premium requires underwriting, however, we may delay allocation until after we have completed underwriting. We will follow the allocation instructions in our file, unless you send us new allocation instructions with your Premium. If you have any outstanding Indebtedness, we will apply any unscheduled Premium to your outstanding loan balance until it is fully repaid, unless you instruct us otherwise in writing.

    We will make all valuations in connection with the Contract, other than the initial Premium and other Premiums requiring underwriting, on the date we receive your Premium or request for other action at our Service Center, if that date is a Valuation Day. Otherwise we will make that determination on the next succeeding day which is a Valuation Day.

    ACCOUNT VALUE. Your Account Value is the sum of the value of your interest in the Sub-Accounts you have chosen, plus your Fixed Account balance, plus your Loan Account balance. Your Account Value may increase or decrease daily to reflect the performance of the Sub-Accounts you have chosen, the addition of interest credited to the Fixed Account and the Loan Account, the addition of Net Premium, and the subtraction of partial withdrawals and charges assessed. There is no minimum guaranteed Account Value.

    On the Contract Date, your Account Value will equal the initial Net Premium less the Monthly Deduction for the first Contract Month.

    On each Valuation Day, the value of your interest in a particular Sub-Account will equal:

    (1) The total value of your Accumulation Units in the Sub-Account; plus

    (2) Any Net Premium received from you and allocated to the Sub-Account during the current Valuation Period; plus

    (3) Any Account Value transferred to the Sub-Account during the current Valuation Period; minus

    (4) Any Account Value transferred from the Sub-Account during the current Valuation Period; minus

    (5) Any amounts withdrawn by you (plus the applicable withdrawal charge and withdrawal fee) from the Sub-Account during the current Valuation Period; minus

    (6) The portion of any Monthly Deduction allocated to the Sub-Account during the current Valuation Period for the Contract Month following the Monthly Date.

    On each Valuation Day, your Fixed Account balance will equal:

    (1) The Fixed Account balance on the previous Valuation Day; plus

    (2) Any Net Premium allocated to it; plus

    (3) Any Account Value transferred to it from the Sub-Accounts or the Loan Account; plus

    (4) Interest credited to it; minus

    (5) Any Account Value transferred out of it; minus

    (6) Any amounts withdrawn by you (plus the applicable withdrawal charge); minus

    (7) The portion of any Monthly Deduction allocated to the Fixed Account.

    All values under the Contract equal or exceed those required by law. Detailed explanations of methods of calculation are on file with the appropriate regulatory authorities.

    ACCUMULATION UNIT VALUE. The Accumulation Unit Value for each Sub-Account will vary to reflect the investment experience of the corresponding Portfolio and the deduction of certain expenses. We will determine the Accumulation Unit Value for each Sub-Account on each Valuation Day. A Sub-Account's Accumulation Unit Value for a particular Valuation Day will equal the Sub-Account's Accumulation Unit Value on the preceding Valuation Day multiplied by the Net Investment Factor for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each Sub-Account is: (1) divided by (2) minus (3), where: (1) is the sum of (a) the net asset value per share of the corresponding Portfolio at the end of the current Valuation Period and (b) the per share amount of any dividend or capital gains distribution by that Portfolio, if the ex-dividend date occurs in that Valuation Period; (2) is the net asset value per share of the corresponding Portfolio at the beginning of the Valuation Period; and (3) is an amount equal to the Separate Account Expense Charge imposed during the Valuation Period.

    You should refer to the Prospectuses for the Portfolios, which accompany this Prospectus, for a description of how the assets of each Portfolio are valued, since that determination directly affects the investment experience of the corresponding Sub-Account and, therefore, your Account Value.

    TRANSFER OF ACCOUNT VALUE. While the Contract is in force, you may transfer Account Value among the Fixed Account and Sub-Accounts in writing or by telephone. You may not request a transfer of less than $250 from a single Sub-Account, unless the amount requested is your entire balance in the Sub-Account. If less than $500 would remain in a Sub-Account after a transfer, we may require you to transfer the entire balance of the Sub-Account. We reserve the right to change these minimums.

    We currently are waiving the transfer fee on all transfers, including Dollar Cost Averaging and Asset Rebalancing transfers. Under the Contract, however, we may charge a maximum transfer fee of $25 on each transfer after the first twelve transfers in any Contract Year. We may impose a limit on the number of free transfers or change that number, at any time.

    We currently do not limit the number of Sub-Accounts to which you may allocate your Account Value, other than in your initial allocation. We may impose a limit in the future.

    As a general rule, we only make transfers on days when we and the NYSE are open for business. If we receive your request on one of those days, we will make the transfer that day. Otherwise, we will make the transfer on the first subsequent day on which we and the NYSE are open. Transfers pursuant to a Dollar Cost Averaging or Asset Rebalancing program will be made at the intervals you have selected in accordance with the procedures and requirements we establish.

    You may make transfers from the Fixed Account to the Sub-Accounts only during the 60 days after each Contract Anniversary. You must submit your request no later than the end of this 60-day period. In addition, in each Contract Year, the largest amount that you may transfer out of the Fixed Account is the greater of: (a) the amount transferred in the prior Contract Year; (b) twenty percent of the current Fixed Account balance; or (c) the entire balance if it is not more than $250. The Contract permits us to defer transfers from the Fixed Account for up to six months from the date you ask us.

    We will not charge a transfer fee on a transfer of all of the Account Value in the Sub-Accounts to the Fixed Account.

    TRANSFERS AUTHORIZED BY TELEPHONE. You may make transfers by telephone, unless you advise us in writing not to accept telephonic transfer instructions. The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Timely requests will be processed on that day at that day's price.

    We use procedures that we believe provide reasonable assurances that telephone authorized transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses. We may suspend, modify or terminate the telephone transfer privilege at any time without notice.


    DOLLAR COST AVERAGING. Under our automatic Dollar Cost Averaging program, while the Contract is in force you may authorize us to transfer a fixed dollar amount each month to the Sub-Accounts of your choice in accordance with the procedures and requirements that we establish. The transfers will continue until you instruct us to stop, or until your chosen source of transfer payments is exhausted. We currently are waiving the contractual transfer fee on all transfers, including Dollar Cost Averaging transfers. If we limit the number of free transfers, however, transfers under the Dollar Cost Averaging Program will count toward that limit. See "Transfer Fee" on page 44.


    Your request to participate in this program will be effective when we receive your completed application at our Service Center. Call or write us for a copy of the application and additional information concerning the program. We may change, terminate, limit or suspend Dollar Cost Averaging at any time.

    The theory of dollar cost averaging is that by spreading your investment over time, you may be able to reduce the effect of transitory market conditions on your investment. In addition, because a given dollar amount will purchase more units when the unit prices are relatively low rather than when the prices are higher, in a fluctuating market, the average cost per unit may be less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program; nor will it prevent or necessarily reduce losses in a declining market. Moreover, other investment programs may not work in concert with Dollar Cost Averaging. Therefore, you should monitor your use of these programs, as well as other transfers or withdrawals, while Dollar Cost Averaging is being used. You may not participate in both the Dollar Cost Averaging and Asset Rebalancing Programs at the same time.


    ASSET REBALANCING. Asset Rebalancing allows you to readjust the percentage of your Account Value allocated to each Sub-Account to maintain a pre-set level. Over time, the variations in each Sub-Account's investment results will shift the balance of your Account Value allocations. Under the Asset Rebalancing feature, we periodically will transfer your Account Value, including new Net Premium (unless you specify otherwise), back to the percentages you specify in accordance with procedures and requirements that we establish. All of your Account Value allocated to the Sub-Accounts must be included in an Asset Rebalancing program. You may not include your Fixed Account balance in an Asset Rebalancing program. We currently are waiving the contractual transfer fee on all transfers, including Asset Rebalancing transfers. If we limit the number of free transfers, however, transfers under an Asset Rebalancing program will count toward that limit. See "Transfer Fee" at page 44.


    You may request Asset Rebalancing when you apply for your Contract or by submitting a completed written request to us at our Service Center. Please call or write us for a copy of the request form and additional information concerning Asset Rebalancing.

    Asset Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Account Value allocated to the better performing segments. Other investment programs may not work in concert with Asset Rebalancing. Therefore, you should monitor your use of these programs, as well as other transfers or withdrawals, while Asset Rebalancing is being used. We may change, terminate, limit, or suspend Asset Rebalancing at any time. You may not participate in both the Dollar Cost Averaging and Asset Rebalancing Program at the same time.

    ASSET ALLOCATION MODELS. Standard & Poor's Inc. ("S&P") has developed several asset allocation models for use with the Contract. The purpose of these models is to provide generalized guidance on how to allocate Account Value among the Sub-Accounts in a manner that is consistent with various investment objectives and risk tolerances. You may use a questionnaire and scoring system developed by S&P in order to help you to determine which model might be appropriate for you. Although we have arranged for the preparation of these asset allocation models and related materials, it is up to you to decide whether to use a model and, if so, which model to use. Moreover, the models are not individualized investment advice. Accordingly, we recommend that you consult your financial adviser before adopting a model.

    If you decide to use a model, we will automatically allocate your Net Premiums in accordance with the percentages specified in one of the S&P models. You may only use one model at a time. We also will automatically enroll you in our Asset Rebalancing Program and we will periodically rebalance your total Sub-Account Values in accordance with your chosen model. If you wish to allocate a portion of your Net Premiums or Account Value to the Fixed Account, you must instruct us specifically, because none of the models includes the Fixed Account.

    You may choose to use an S&P asset allocation model at any time. You also may discontinue your use at any time. We will automatically discontinue your use of a model if you (a) discontinue the Asset Rebalancing Program or (b) give us instructions changing your allocations of Net Premiums or Account Value among the Subaccounts. Call us at our Service Center or contact your sales representative for additional information or forms.

    For each model, S&P determines the percentage allocations among the Sub-Accounts based upon a comparison of the model's investment objectives and the relevant underlying Portfolios' investment objectives and portfolio composition. These models are specific to this Contract. Similarly named models developed for use with our other products may differ.

    Periodically, S&P will review the models. As a result of those reviews, S&P may decide that to better seek to meet a model's goal, it would be appropriate to change the percentage allocations among the Sub-Accounts. If you are using that model, we will notify you before we implement the change.

                    THE INVESTMENT AND FIXED ACCOUNT OPTIONS

VARIABLE ACCOUNT INVESTMENTS

    PORTFOLIOS. Each of the Sub-Accounts invests in the shares of one of the Portfolios. Each Portfolio is a separate investment series of an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). We briefly describe the Portfolios below. You should read the current Prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios, their investment objectives and strategies, and the investment risks associated with the Portfolios. If you do not have a Prospectus for a Portfolio, contact us and we will send you a copy.


    Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the income, gains, and losses of one Portfolio have no effect on the investment performance of any other Portfolio.



    The Portfolios which currently are the permissible investments of the Variable Account under this Contract are separate series of AIM Variable Insurance Funds, Inc. ("AIM Funds"), Liberty Variable Investment Trust ("Liberty Trust"), MFS Variable Insurance Trust ("MFS Trust"), and Stein Roe Variable Investment Trust ("Stein Roe Trust"), and separately incorporated mutual funds and a single series of a mutual fund managed by The Dreyfus Corporation (the "Dreyfus Portfolios"). The investment objectives of the Portfolios are briefly described below.


                            PORTFOLIOS OF AIM FUNDS
                       AND VARIABLE ACCOUNT SUB-ACCOUNTS

    AIM V.I. CAPITAL APPRECIATION. Capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

    AIM V.I. GOVERNMENT SECURITIES. High level of current income consistent with reasonable concern for safety of principal by investing in debt securities issued, guaranteed or otherwise backed by the United States Government.

    AIM V.I. INTERNATIONAL EQUITY. Long-term growth of capital by investing in international equity securities, the issuers of which are considered by the adviser to have strong earnings momentum.

                             DREYFUS PORTFOLIOS AND
                         VARIABLE ACCOUNT SUB-ACCOUNTS

    DREYFUS STOCK INDEX FUND (DREYFUS STOCK INDEX SUB-ACCOUNT). Investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.(1)

    DREYFUS VARIABLE INVESTMENT FUND, CAPITAL APPRECIATION PORTFOLIO (DREYFUS CAPITAL APPRECIATION SUB-ACCOUNT). Long-term capital growth consistent with the preservation of capital, with current income as a secondary objective, by investing primarily in the common stocks of domestic and foreign issuers.

    DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. (DREYFUS SOCIALLY RESPONSIBLE GROWTH SUB-ACCOUNT). Capital growth, with current income as a secondary goal, by investing principally in common stocks, or securities convertible into common stocks, of companies which, in the opinion of the Portfolio's management, not only meet traditional investment standards, but also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America.

                        PORTFOLIOS OF LIBERTY TRUST AND
                         VARIABLE ACCOUNT SUB-ACCOUNTS

    COLONIAL SMALL CAP VALUE FUND (COLONIAL SMALL CAP VALUE SUB-ACCOUNT). Long-term growth by investing primarily in smaller capitalization equity securities.

    COLONIAL HIGH YIELD SECURITIES FUND (COLONIAL HIGH YIELD SECURITIES SUB-ACCOUNT). High current income and total return by investing primarily in lower rated corporate debt securities. The Portfolio may invest up to 100% of its assets in lower rated bonds (commonly referred to as "junk bonds") which are regarded as speculative as to payment of principal and interest. Therefore, the corresponding Sub-Account may not be suitable for all Contract Owners. You should carefully assess the risks associated with the Portfolio before investing.

    COLONIAL STRATEGIC INCOME FUND (COLONIAL STRATEGIC INCOME SUB-ACCOUNT). A high level of current income, as is consistent with prudent risk and maximizing total return, by diversifying investments primarily in U.S. and foreign government and lower rated corporate debt securities. The Portfolio may invest a substantial portion of its assets in lower rated bonds (commonly referred to as "junk bonds"). Therefore, the corresponding Sub-Account may not be suitable for all Contract Owners. You should carefully assess the risks associated with the Portfolio before investing.


    COLONIAL GROWTH & INCOME FUND, FORMERLY KNOWN AS THE COLONIAL U.S. STOCK FUND (COLONIAL U.S. STOCK SUB-ACCOUNT). Long-term growth and income, by investing primarily in large capitalization stocks, with up to 10% of the Portfolio's assets invested in debt securities.


    LIBERTY ALL-STAR EQUITY FUND (LIBERTY ALL-STAR EQUITY SUB-ACCOUNT). Total investment return, comprised of long-term capital appreciation and current income, through investment primarily in a diversified portfolio of equity securities.

(1) "Standard & Poor's 500", "S&P 500-Registered Trademark-", and "S&P" are trademarks of the McGraw-Hill Companies Inc. and have been licensed for use by the Portfolio. The Portfolio is not sponsored, endorsed, sold or promoted by S&P or The McGraw-Hill Companies, Inc.

                            PORTFOLIOS OF MFS TRUST
                       AND VARIABLE ACCOUNT SUB-ACCOUNTS

    MFS EMERGING GROWTH SERIES (MFS EMERGING GROWTH SUB-ACCOUNT). Long-term growth of capital by investing primarily in common stocks of companies that the adviser believes are early in their life cycle but have the potential to become major enterprises.

    MFS RESEARCH SERIES (MFS RESEARCH SUB-ACCOUNT). Long-term growth of capital and future income by investing a substantial portion of the Portfolio's assets in equity securities of companies believed to possess better than average prospects for long-term growth. The Portfolio may invest up to twenty percent of its assets in foreign securities that are not traded on a U.S. exchange.

    MFS UTILITIES SERIES (MFS UTILITIES SUB-ACCOUNT). Capital growth and current income, by investing, under normal circumstances, at least 65% (but up to 100% at the discretion of the adviser) of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

    MFS GROWTH WITH INCOME SERIES (MFS GROWTH WITH INCOME SUB-ACCOUNT). Reasonable current income and long-term growth of capital and income by investing, under normal market conditions, at least 65% of its assets in equity securities of companies that are believed to have long-term prospects for growth and income. This Portfolio may also invest up to 75% (and generally expects to invest not more than fifteen percent) of its net assets in foreign securities that are not traded on a U.S. exchange.

                       PORTFOLIOS OF STEIN ROE TRUST AND
                         VARIABLE ACCOUNT SUB-ACCOUNTS

    STEIN ROE BALANCED FUND (STEIN ROE BALANCED SUB-ACCOUNT). High total investment return through investment in a changing mix of securities.

    STEIN ROE GROWTH STOCK FUND (STEIN ROE GROWTH STOCK SUB-ACCOUNT). Long-term growth of capital through investment primarily in common stocks.

    STEIN ROE MONEY MARKET FUND (STEIN ROE MONEY MARKET SUB-ACCOUNT). High current income from short-term money market instruments while emphasizing preservation of capital and maintaining excellent liquidity.

    NOT ALL SUB-ACCOUNTS MAY BE AVAILABLE UNDER YOUR CONTRACT. You should contact your representative for further information on the availability of the Sub-Accounts.

    AIM ADVISORS, INC. ("AIM") is the investment adviser to each Portfolio of the AIM Funds. AIM has operated as an investment adviser since 1976.

    LIBERTY ADVISORY SERVICES CORP. (FORMERLY KNOWN AS KEYPORT ADVISORY SERVICES CORP.), an affiliate of Liberty Life, is the manager for Liberty Trust and its Portfolios. Colonial Management Associates, Inc. ("Colonial"), an affiliate of Liberty Life, serves as sub-adviser for the Portfolios (except for the Liberty All-Star Equity Fund). Colonial has provided investment advisory services since 1931. Liberty Asset Management Company, an affiliate of Liberty Life, serves as sub-adviser for the Liberty All-Star Equity Fund and the current portfolio managers are J.P. Morgan Investment Management Inc., Oppenheimer Capital, Wilke/Thompson Capital Management Inc., Westwood Management Corp., and Boston Partners Asset Management, L.P.

    THE DREYFUS CORPORATION ("DREYFUS") serves as investment adviser for each of the Dreyfus Portfolios. Dreyfus has operated as an investment adviser since 1947. Mellon Equity Associates, an affiliate of Dreyfus, serves as index fund manager to the Dreyfus Stock Index Fund. Sarofim serves as sub-investment adviser to the Dreyfus Capital Appreciation Fund. NCM Capital Management Group, Inc. serves as sub-investment adviser to the Dreyfus Socially Responsible Growth Fund, Inc.

    MASSACHUSETTS FINANCIAL SERVICES COMPANY ("MFS") is the investment adviser to each Portfolio of the MFS Trust. MFS and its predecessor organizations have a history of money management dating back to 1924 and the founding of the first mutual fund in the United States.

    STEIN ROE & FARNHAM INCORPORATED ("STEIN ROE") is the investment adviser for each Portfolio of Stein Roe Trust. In 1986, Stein Roe was organized and succeeded to the business of Stein Roe & Farnham, a partnership. Stein Roe is an affiliate of Liberty Life. Stein Roe and its predecessor have provided investment advisory and administrative services since 1932.

    We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Sub-Accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which those Sub-Accounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives. You should carefully review the Portfolios' Prospectuses before allocating amounts to the Sub-Accounts.

    Each Portfolio is subject to certain investment restrictions and policies, which may not be changed without the approval of a majority of the shareholders of the Portfolio. See the accompanying Prospectuses of the Portfolios for further information.

    We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value. The income and realized and unrealized gains or losses on the assets of each Sub-Account are separate and are credited to or charged against the particular Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other part of our business. We will use the Net Premiums you allocate to a Sub-Account to purchase shares in the corresponding Portfolio and will redeem shares in the Portfolios to meet Contract obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

    Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each Portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Contract Owners will not bear the attendant expenses.

    VOTING RIGHTS. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Sub-Account to which you have allocated your Account Value. Under current interpretations, however, you are entitled to give us instructions on how to vote those shares on certain matters. We will notify you when your instructions are needed and will provide proxy materials or other information to assist you in understanding the matter at issue. We will determine the number of votes for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.

    As a general rule, you are the person entitled to give voting instructions. However, if you assign your Contract, the assignee may be entitled to give voting instructions. Retirement plans may have different rules for voting by plan participants.

    If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Contract. If you do not send us written instructions, we will vote the shares attributable to your Contract in the same proportions as we vote the shares for which we have received instructions from other Contract Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Contract Owners.

    We may, when required by state insurance regulatory authorities, disregard Contract Owner voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.

    In addition, we may disregard voting instructions in favor of changes initiated by Contract Owners in the investment objectives or the investment adviser of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report to you.

    This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Contract Owners, and we may choose to do so.

    ADDITIONS, DELETIONS, AND SUBSTITUTIONS OF SECURITIES. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in the shares of a Portfolio is no longer appropriate in view of the purposes of the Contract, we may add or substitute shares of another Portfolio or mutual fund for Portfolio shares already purchased or to be purchased in the future by Net Premiums under the Contract. Any substitution will comply with the requirements of the 1940 Act.

    We also reserve the right to make the following changes in the operation of the Variable Account and the Sub-Accounts:

    (a) to operate the Variable Account in any form permitted by law;

    (b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

    (c) to transfer assets from one Sub-Account to another, or from any Sub-Account to our general account;

    (d) to add, combine, or remove Sub-Accounts in the Variable Account;

    (e) to assess a charge for taxes attributable to the operation of the Variable Account or for other taxes, as described in "Deductions and Charges--Separate Account Expense Charge" on pages 39-40 below; and

    (f) to change the way in which we assess other charges, as long as the total other charges do not exceed the maximum guaranteed charges under the Contracts.

    If we take any of these actions, we will comply with the then applicable legal requirements.

THE FIXED ACCOUNT.

    THE PORTION OF THE CONTRACT RELATING TO THE FIXED ACCOUNT IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT") AND THE FIXED ACCOUNT IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS IN THE FIXED ACCOUNT ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE DISCLOSURE REGARDING THE FIXED ACCOUNT HAS NOT BEEN REVIEWED BY THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION. THE STATEMENTS ABOUT THE FIXED ACCOUNT IN THIS PROSPECTUS MAY BE SUBJECT TO GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING ACCURACY AND COMPLETENESS.

    You may allocate part or all of your Net Premiums to the Fixed Account. Under this option, we guarantee the principal amount allocated to the Fixed Account and the rate of interest that will be credited to the Fixed Account, as described below. From time to time we will set a current interest rate applicable to Net Premiums and transfers allocated to the Fixed Account during a Contract Year. We guarantee that the current rate in effect when a Net Premium or transfer to the Fixed Account is made will apply to that amount until at least the next Contract Anniversary. We may declare different rates for amounts that are allocated to the Fixed Account at different times. We determine interest rates in accordance with then-current market conditions and other factors.

    The effective interest rate credited at any time to your Contract's Fixed Account is the weighted average of all of the interest rates for your Contract. The rates of interest that we set will never be less than the minimum guaranteed interest rate shown in your Contract. We may credit interest at a higher rate, but we are not obligated to do so.


    During the 60 days after each Contract Anniversary, you may transfer all or part of your Fixed Account Balance to the Sub-Accounts, subject to the requirements and limits described in "Transfer of Account Value" on page 21.

    Amounts allocated to the Fixed Account become part of the general account of Liberty Life. Liberty Life invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts.

    We may delay payment of partial or full withdrawals from the Fixed Account for up to 6 months from the date we receive your written withdrawal request. If we defer payment for more than 30 days, we will pay interest (if required) on the deferred amount at such rate as may be required by the applicable state or jurisdiction.

                          CONTRACT BENEFITS AND RIGHTS


    DEATH BENEFIT. While your Contract is in force, we will pay Death Proceeds to the Beneficiary upon the death of the Insured. As described below in "Proceeds Options", on pages 37-38, we will pay the Death Benefit proceeds in a lump sum or under an optional payment plan.


    The Death Benefit proceeds payable to the Beneficiary equal the applicable Death Benefit, less any Indebtedness, and less any due and unpaid charges. The proceeds may be increased, if you have added an Agreement that provides an additional benefit. We will determine the amount of the Death Benefit proceeds as of the date of the Insured's death. We will usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied.


    The amount of the Death Benefit will be based on the Death Benefit Option you have selected, any increases or decreases in the Face Amount, and in some instances your Account Value. If you withdraw part of your Account Value, we will reduce the Death Benefit as described in this Prospectus on page 36.


    DEATH BENEFIT OPTIONS. You may choose one of two Death Benefit options. Under Option 1, the Death Benefit will be the greater of: (a) the then current Face Amount of your Contract; or (b) the Account Value multiplied by the applicable corridor percentage as described below. Under Option 2, the Death Benefit will be the greater of: (a) the then current Face Amount of your Contract plus the Account Value; or (b) the Account Value multiplied by the applicable corridor percentage as described below. We set the corridor percentages so as to seek to ensure that the Contracts will qualify for favorable federal income tax treatment. The corridor percentages are stated in the Contract. They vary according to the age of the Insured. Under this formula, an increase in Account Value due to favorable investment experience may increase the Death Benefit above the Face Amount, and a decrease in Account Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Face Amount).

       EXAMPLES:

                                                                   EXAMPLE A    EXAMPLE B
                                                                  -----------  -----------
Face Amount.....................................................  $   100,000  $   100,000
Death Benefit Option 1
Insured's Age...................................................      60           60
Account Value on Date of Death..................................  $    80,000  $    50,000
Applicable Corridor Percentage..................................     130%         130%
Death Benefit...................................................  $   104,000  $   100,000

    In Example A, the Death Benefit equals $104,000, i.e., the greater of $100,000 (the Face Amount) and $104,000 (the Account Value at the Date of Death of $80,000, multiplied by the corridor percentage of 130%). This amount, less any Indebtedness and unpaid charges, constitutes the Death Benefit proceeds that we would pay to the Beneficiary.

    In Example B, the Death Benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $65,000 (the Account Value of $50,000 multiplied by the corridor percentage of 130%).

    Option 1 is designed to provide a specific amount of Death Benefit that does not vary with changes in the Account Value. Therefore, under Option 1, as your Account Value increases, the net amount at risk under your Contract will decrease. Under Option 2, on the other hand, the amount of the Death Benefit generally increases to reflect increases in the Account Value. Therefore, if you select Option 2, your Contract generally will involve a constant net amount at risk. Since the cost of insurance charge on your Contract is based upon the net amount at risk, the cost of insurance charge will generally be less under a Contract with an Option 1 Death Benefit than under a similar Contract with an Option 2 Death Benefit. As a result, if the Sub-Accounts you select experience favorable investment results, your Account Value will tend to increase faster under Option 1 than under Option 2, but the total Death Benefit under Option 2 will increase or decrease directly with changes in Account Value. Thus, you may prefer Option 1 if you are more interested in the possibility of increasing your Account Value based upon favorable investment experience, while you may prefer Option 2 if you are seeking to increase total Death Benefits.


    After the first Contract Year, once each Contract Year you may change the Death Benefit option by writing to us at our Service Center. If you ask to change from Option 2 to Option 1, we will increase the Face Amount of your Contract to equal the Option 2 Death Benefit as of the effective date of the change. If you ask to change from Option 1 to Option 2, we will change the Face Amount of your Contract to equal the Option 1 Death Benefit less the Account Value as of the effective date of the change. The change will take effect on the Monthly Date on or immediately following the date we approve your request. If you change your Contract's Death Benefit Option, your Contract's Guaranteed Coverage Monthly Premium amounts will change prospectively from the date of the change.


    We may require you to provide evidence of insurability for a change in Death Benefit option. We will not permit you to change the Death Benefit option under your Contract if afterward the Face Amount remaining in force would be less than $50,000.

    DEATH BENEFIT AT ATTAINED AGE 100. If the Insured is living and your Contract is in effect on the first Contract Anniversary after the Insured's 100th birthday, we will make the following changes in your Contract:

    -- If Lifetime Guaranteed Coverage is in effect, the Death Benefit will equal the greater of the Face Amount of your Contract or 101% of the Account Value of your Contract. Otherwise, the Death Benefit will equal 101% of the Account Value of your Contract;

    --  You may not pay additional Premiums; and

    -- We no longer will charge the cost of insurance charge as part of your Monthly Deductions.

    CHANGE IN THE FACE AMOUNT. While the Contract is in force, you may change the Face Amount after the first Contract Year. Write or call our Service Center to obtain the necessary form. The change will take effect when we approve your request.

    If you request a decrease in Face Amount, we will first apply it to coverage provided by the most recent increase in Face Amount, then to the next most recent increase successively and finally to the Face Amount under the original application. We will not permit a decrease in the Face Amount of your Contract if afterward the Face Amount remaining in force would be less than $50,000.


    We will charge a portion of the Withdrawal Charge on any decrease in Face Amount that you request. The amount of the Withdrawal Charge will equal the then applicable Withdrawal Charge on a total surrender of your Contract, multiplied by the percentage decrease in the Face Amount. We will deduct this charge from your Account Value, allocating it among the Sub-Accounts and the Fixed Account in proportion to your Account Value in each option.



    If a request for a Face Amount decrease would cause your Contract to fail to qualify for treatment as a life insurance contract under the Tax Code, we may decline your request. In the alternative, we may give you the option of withdrawing sufficient Account Value from your Contract to enable it to continue to be treated as a life insurance contract for tax purposes after the requested Face Amount decrease. We will not charge a separate Withdrawal Charge on any amount withdrawn in connection with a Face Amount decrease.


    To apply for an increase in the Face Amount, you must submit to us a supplemental application, accompanied by satisfactory evidence of insurability. We will not permit any increase in Face Amount after the Insured's 80th birthday. The minimum amount of a Face Amount increase is $25,000. You may not increase the Face Amount of your Contract more often than once every twelve months.

    You should be aware that an increase in the Face Amount of your Contract will affect the cost of insurance charges applicable to your Contract. We will deduct a larger amount of cost of insurance charges, because an increase in the Face Amount also will increase the net amount at risk under your Contract. We will not approve a request for a Face Amount increase if the Surrender Value is too small to pay the Monthly Deduction for the Contract month following the increase. As described in "Withdrawal Charge" on pages 41-42, your maximum withdrawal charge will also increase. Increases in the Face Amount of your Contract will increase the Guaranteed Coverage Monthly Premium amount. Likewise, decreases in the Face Amount of your Contract will decrease the Guaranteed Coverage Monthly Premium amount.


    OPTIONAL INSURANCE BENEFITS. You may ask to add one or more Agreements to your Contract to provide additional optional insurance benefits. We may require evidence of insurability before we issue an Agreement to you. We will deduct the cost of any Agreements as part of the Monthly Deduction. Addition of an optional insurance benefit may also increase your Guaranteed Coverage Monthly Premium amount. The Agreements we currently offer are described below. For more information concerning what options we may offer, please ask your sales representative or contact us at 800-xxx-xxxx. In our discretion we may offer Agreements or stop offering an Agreement at any time.

    Not all of these Agreements may be available in your state, and the terms of these benefits may differ in some states. In addition, if your Contract was issued in connection with a Qualified Plan, we may not be able to offer you some of the benefits provided by these Agreements. Contact us for more information.

    ACCELERATED DEATH BENEFIT AGREEMENT. You may elect to add an Accelerated Death Benefit Agreement to your Contract. If such Agreement has been attached, you may request payment of a portion of the Death Benefit as an Accelerated Death Benefit if either: (1) the Insured has a Terminal Condition; or (2) the Insured is Chronically Ill, as these terms are defined in the Contract. You generally may request an Accelerated Death Benefit equal to up to the lesser of 90% of the Death Benefit (before subtracting any indebtedness) or $250,000. We will reduce the amount you request by a discount for the early payment, a $100 processing fee, and the repayment of a pro rata portion of your indebtedness. You may choose for the Accelerated Death Benefit to be paid in a lump sum or in installments, as described in the Contract.

    If you request an Accelerated Death Benefit, the balance of the Death Benefit (net of the amount previously requested) is payable upon the Insured's death. You may request an Accelerated Death Benefit only once.


    If your request for an Accelerated Death Benefit is based on the Insured's being Chronically Ill, in some circumstances a portion of your Accelerated Death Benefit may not qualify for exemption from federal income tax. Accordingly, you should consult your tax adviser before requesting an Accelerated Death Benefit. For more information, see "Accelerated Death Benefit", on page 49.



    WAIVER OF SPECIFIED MONTHLY PREMIUM. Under this Agreement, we will contribute a specified monthly amount to the Account Value while the Insured is disabled as defined in the Agreement. You cannot add both the Waiver of Specified Monthly Premium and the Waiver of Monthly Deduction Agreement to your Contract.



    WAIVER OF MONTHLY DEDUCTION. Under this Agreement, we will waive the Monthly Deduction while the Insured is disabled as defined in the Agreement. You cannot add both the Waiver of Specified Monthly Premium and the Waiver of Monthly Deduction Agreement to your Contract.


    CHILDREN'S PROTECTION BENEFIT. Under this Agreement we will pay a Death Benefit to the Beneficiary if one of the Insured's children dies before the child's 25th birthday while the Agreement is in force. If the Insured dies while this Agreement is in force, the benefit becomes fully paid up. Until the child's 25th birthday, you may convert the Agreement for a new Contract on the child's life, subject to certain conditions as defined in the Agreement. We will not require evidence of insurability to convert the Agreement.

    ACCIDENTAL DEATH AND DISMEMBERMENT. Under this Agreement, we will pay a benefit if the Insured dies from accidental bodily injury or suffers a bodily injury as specified in the Agreement.

    PRIMARY INSURED TERM INSURANCE. This Agreement provides additional term life insurance coverage on the primary Insured. Until the primary Insured reaches age 75, you may exchange this Agreement for a new contract or an increase in the Face Amount of your Contract without evidence of insurability. In addition, if you convert this Agreement on or after its first anniversary, but no later than its fourth anniversary, we will contribute a conversion credit toward the premium for the new contract. We will not require evidence of insurability to exchange or convert the Agreement. The addition of a Term Insurance Agreement does not affect the withdrawal charge on your Contract. As a result, if you provide a portion of your insurance coverage through a Term Insurance Rider instead of through increasing the Face Amount of your Contract, your withdrawal charge will be lower. However, under some combinations of coverage, your cost of insurance charges may be higher.

    ADDITIONAL INSURED TERM INSURANCE. This Agreement provides life insurance coverage on an additional Insured. We will pay the Face Amount of the Agreement to the named Beneficiary when we receive due proof that the additional Insured died while the Agreement was in force. Until the additional Insured's 75th birthday, you may exchange the Agreement for a new Contract on the additional Insured's life, subject to certain conditions as defined in the Agreement. In addition, if you convert this Agreement on or after its first anniversary, but no later than its fourth anniversary, we will contribute a conversion credit toward the premium for the new contract. We will not require evidence of insurability to exchange or convert the Agreement.

    CONTRACT LOANS. While the Contract is in force, you may borrow money from us using the Contract as the only security for your loan. Loans have priority over the claims of any assignee or any other person. You may borrow up to 90% of the Cash Value of your Contract as of the end of the Valuation Period in which we receive your loan request. Any outstanding indebtedness will count against that limit. Thus, for example, if the Cash Value of your Contract was $10,000 and you already had $5,000 in Indebtedness outstanding, you could borrow an additional $4,000 ($10,000 X 90% - $5,000). The minimum loan amount is $250. In addition, if you have named an irrevocable Beneficiary, you must also obtain his or her written consent before we make a Contract Loan to you.

    The interest rate on all Contract Loans is the Loan Interest Rate shown in your Contract. Interest on Contract Loans accrues daily and is due on each Contract Anniversary. If you do not pay the interest on a Contract Loan when due, the unpaid interest will become part of the Contract Loan and will accrue interest at the same rate.

    When we make a Contract Loan to you, we will transfer to the Loan Account a portion of the Account Value equal to the loan amount. We will take the transfers pro rata from the Fixed Account and the Sub-Accounts, unless you instruct us otherwise in writing. You may not transfer more than a pro rata share from the Fixed Account.

    We will credit interest to the portion of the Loan Account attributable to "Preferred Loans", as defined below, at the Loan Interest Rate shown in your Contract. We will treat as a Preferred Loan the portion of your loan equal in amount to (a) your Account Value, minus (b) your total Payments, minus (c) your current preferred loan balance, minus (d) any interest that has accrued on your Indebtedness since the previous Contract Anniversary, plus (e) all prior partial withdrawals In excess of earnings. We will credit interest to the remainder of the Loan Account at the minimum guaranteed interest rate shown in your Contract. On each Contract Anniversary, we will also transfer to the Loan Account an amount of Account Value equal to the amount by which the Indebtedness exceeds the value of the Loan Account.

    If you have any unpaid Indebtedness and your Surrender Value is insufficient to pay a Monthly Deduction when due, your Contract will enter the Grace Period and may terminate, as explained in the section entitled "Termination and Grace Period," on page 38. If your Contract lapses while a Contract Loan is outstanding and your Contract is not a MEC, you may owe taxes or suffer other adverse tax consequences. See "Federal Tax Considerations-- Contracts Which Are Not MECs" on page 50 below. Please consult a tax adviser for details.



    If you have an outstanding Contract Loan, decreases in your Account Value, including decreases due to negative investment results in the Sub-Accounts you have chosen, could cause your Contract to enter the Grace Period and lapse. If you have an outstanding Contract Loan and do not pay loan interest when due, unpaid interest will be added to your Contract Loan and will bear interest at the same rate. If your investment gains are insufficient, your outstanding Contract Loan could exceed your Surrender Value, resulting in your Contract entering the Grace Period.


    You may repay all or any part of any Contract Loan without penalty at any time while the Contract is still in effect and the Insured is living. If you have a Contract Loan outstanding, we will treat any unscheduled Premium we receive from you as a loan repayment, unless you instruct us otherwise in writing. We will deduct an amount equal to your loan repayment from the Loan Account and allocate your Net Premium among the Sub-Accounts and the Fixed Account on the same basis as Planned Premium are allocated, unless you instruct us otherwise.

    A Contract Loan, whether or not repaid, will have a permanent effect on your Account Value because the investment results of each Sub-Account and the interest paid on the Fixed Account will apply only to the amounts remaining in those accounts. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Sub-Accounts and/or Fixed Account earn more than the annual interest rate for amounts held in the Loan Account, your Account Value will not increase as rapidly as it would if you had not taken a Contract Loan. If the Sub-Accounts and/or Fixed Account earn less than that rate, then your Account Value will be greater than it would have been if you had not taken a Contract Loan. Also, if you do not repay a Contract Loan, your Indebtedness will be subtracted from the Death Benefit and Surrender Value otherwise payable.


    You may realize taxable income when you take a Contract Loan. In some instances, a Contract is treated as a "modified endowment contract" for federal tax purposes. In that situation, Contract Loans are treated as withdrawals for tax purposes, and the amount of the loan may be treated as taxable income to you. In addition, you may also incur an additional ten percent penalty tax. You should also be aware that interest on Contract Loans is generally not deductible. See "Federal Tax Considerations--Contracts Which Are MECs" on page 49 below. Accordingly, before you take a Contract Loan, you should consult your tax adviser and carefully consider the potential impact of a Contract Loan on your rights and benefits under the Contract.


    AMOUNT PAYABLE ON SURRENDER OF THE CONTRACT. While your Contract is in force, you may fully surrender your Contract. Upon surrender, we will pay you the Surrender Value determined as of the day we receive your written request at our Service Center. Your Contract will terminate on the day we receive your written request. We may require that you give us your Contract document before we pay you the Surrender Value. Before we pay a full surrender, you must provide us with tax withholding information.

    The Surrender Value equals the Account Value, minus any applicable withdrawal charge, minus any Indebtedness. We will determine the Surrender Value as of the end of the Valuation Period during which we received your request for surrender. We generally will pay you the Surrender Value of the Contract within seven days of our receiving your complete written request or on the effective surrender date you have requested, whichever is later. The determination of the withdrawal charge is described on pages 41-42.


    You may receive the Surrender Value in a lump sum or under any of the proceeds options described in "Proceeds Options" on pages 37-38.



    The tax consequences of surrendering the Contract are discussed in "Federal Tax Considerations," beginning on page 46.


    PARTIAL WITHDRAWALS. Beginning in the second Contract Year, you may receive a portion of the Surrender Value by making a partial withdrawal from your Contract. You must request the partial withdrawal in writing. Your request will be effective on the date we receive it at our Service Center. Before we pay any partial withdrawal, you must provide us with tax withholding information.

    When you request a partial withdrawal, we will pay you the amount requested and subtract the amount requested plus any applicable withdrawal charge and withdrawal fee from your Account Value. We may waive the withdrawal charge on some or all of your withdrawals. The determination of the withdrawal charge is described on pages 41-42.

    You may specify how much of your partial withdrawal you wish to be taken from each Sub-Account. The amount requested from a specific Sub-Account may not exceed the value of that option less any applicable withdrawal charge and withdrawal fee. If you do not specify the option from which you wish to take your partial withdrawal, we will take it pro rata from the Sub-Accounts and the Fixed Account.

    During the first Contract Year, you may not make partial withdrawals. After the first Contract Year, you may take partial withdrawals as often as you choose. You may not, however, withdraw less than $250 at one time. In addition, we may refuse to permit any partial withdrawal that would leave less than $250 in a Sub-Account from which the withdrawal was taken unless the entire Sub-Account balance is withdrawn. If a partial withdrawal plus any applicable withdrawal charge would reduce the Account Value to less than $500, we may treat your request as a request to withdraw the total Account Value and terminate your Contract. We may waive or change these limits.


    If you have selected Death Benefit Option 1, a partial withdrawal will reduce the Face Amount of your Contract as well as the Account Value. We will reduce the Face Amount by the amount of the partial withdrawal and any charges associated with it. The withdrawal charge on the partial surrender will equal the then current withdrawal charge on a full surrender multiplied by the percentage decrease in the Face Amount resulting from the partial withdrawal. The Face Amount after a partial withdrawal may not be less than $50,000. If you have previously increased the Face Amount of your Contract, your partial withdrawals will first reduce the Face Amount of the most recent increase, then the next most recent increases successively, then the Face Amount of the original Contract. We will notify you of any change in the Face Amount in our next quarterly or annual report to you.



    Under Option 2, a reduction in Account Value as a result of a partial withdrawal will typically result in a dollar for dollar reduction in the life insurance proceeds payable under the Contract. It will not, however, affect the Face Amount. Accordingly, we will not charge a Withdrawal Charge on a partial withdrawal from a Contract under Option 2.



    The tax consequences of partial withdrawals are discussed in "Federal Tax Considerations" beginning on page 46.


    PROCEEDS OPTIONS. We will pay the Surrender Value or Death Benefit proceeds under the Contract in a lump sum or under one of the proceeds options that we then offer. The amount applied to a proceeds option must be at least $2,000 of Account Value and result in installment payments of not less than $20. Unless we consent in writing, the proceeds options described below are not available if the payee is an assignee, administrator, executor, trustee, association, partnership, or corporation. We will not permit surrenders or partial withdrawals after payments under a proceeds option involving life contingencies, such as Option 4 below, commence. We will transfer to our general account any amount placed under a proceeds option and it will not be affected by the investment performance of the Variable Account.

    You may request a proceeds option by writing to us at our Service Center before the death of the Insured. If you change the Beneficiary, the existing choice of proceeds option will become invalid and you may either notify us that you wish to continue the pre-existing choice of proceeds option or select a new one.

    The following proceeds options are available under the Contract:

    OPTION 1 -- INTEREST. We will pay interest monthly on proceeds left with us. We will credit interest to unpaid balances at a rate that we will declare annually. We will never declare an effective annual rate of less than 3 1/2%.

    OPTION 2 -- FIXED AMOUNT. We will pay equal monthly installments until the proceeds are exhausted. We will credit interest to unpaid balances at a rate that we will declare annually. We will never declare an effective annual rate of less than 3 1/2%.

    OPTION 3 -- FIXED PERIOD. We will pay monthly installments for a period selected by you of not more than 25 years.

    OPTION 4 -- LIFE INCOME, WITH OR WITHOUT A GUARANTEE PERIOD. We will pay proceeds in periodic payments to the payee for as long as the payee is alive. If no Guarantee Period is selected, payments will stop when the payee dies. It is possible for the payee to receive only one payment, if the payee dies before the second payment is due. If a Guarantee Period is selected and the payee dies before the end of the Guarantee Period, we will continue payments to a named beneficiary until the end of the Guarantee Period. We offer Guarantee Periods of ten years, fifteen years or twenty years. We base the payments on the 1983 Individual Annuity Mortality Table, adjusted to include ten years of mortality improvement under Projection Scale G.

    LIBERTY SECURITY ACCOUNT-REGISTERED TRADEMARK-. We will credit interest to proceeds left with us in the Liberty Security Account-Registered Trademark-. We will credit interest to your Liberty Security Account-Registered Trademark-balance at a rate we declare. We periodically may change that rate, but it will never be less than 3.0% annually. The beneficiary will be able to write checks against such account at any time and in any amount up to the total in the account. The checks must be for a minimum amount of $250.

    When we begin to make payments under Options 3 and 4, we will tell you the amount of your installment payment. Your installment payment will never be less than the amounts determined using the tables in the Contract. It may be higher.

    In addition, we may agree to other proceeds option plans. Write or call us to obtain information about them.

    TERMINATION AND GRACE PERIOD. The Contract will terminate and life insurance coverage will end when one of the following events first occurs:

    (a) you surrender your Contract;

    (b) the Grace Period ends; or

    (c) the Insured dies.


    Your Contract will enter the Grace Period if on a Monthly Date the Surrender Value is insufficient to pay the Monthly Deduction and either (a) no Coverage Guarantee is in effect or (b) at least one of the Coverage Guarantees is in effect, but you have outstanding Indebtedness under your Contract. You will be given a 61-day Grace Period in which to pay an amount sufficient to keep the Contract in force after the end of the Grace Period.


    At least 61 days before the end of the Grace Period, we will send you and any assignee a notice telling you that you must pay at least the amount shown in the notice by the end of the Grace Period to prevent your Contract from terminating. The amount shown in the notice will be determined as provided in the Contract. You may pay a larger amount if you wish. If you do not pay us the amount shown in the notice before the end of the Grace Period, your Contract will end at the end of the Grace Period.


    The Contract will continue in effect through the Grace Period. If the Insured dies during the Grace Period, we will pay a Death Benefit in accordance with your instructions. However, we will reduce the proceeds by an amount equal to the Monthly Deductions due and unpaid. See "Death Benefit," on page 30.



    As described in "Guaranteed Coverage Monthly Premium" on page 18, your Contract has a Three-year Guaranteed Coverage Period, a Limited Guaranteed Coverage Period and a Lifetime Guaranteed Coverage Period, provided that you pay sufficient Premiums. Under each Coverage Guarantee, if you do not have any outstanding Indebtedness and you have paid sufficient Premiums, your Contract will not lapse during the applicable Guaranteed Coverage Period.


    REINSTATEMENT. If the Contract lapses during the life of the Insured, you may apply for reinstatement of the Contract by paying us the reinstatement Premium. You must request reinstatement within five years from the end of the Grace Period while the Insured is living. The reinstatement Premium is equal to an amount sufficient to cover three months of monthly deductions following the date of reinstatement. If you choose, you may pay a larger amount.

If Indebtedness was outstanding at the time of lapse, you must either repay or reinstate the loan before we will reinstate your Contract. In addition, you must provide evidence of insurability satisfactory to us. The Account Value on the reinstatement date will reflect the Account Value at the time of termination of the Contract plus the Premium paid at the time of reinstatement. All Contract charges will continue to be based on your original Contract Date.

    CANCELLATION. In many states, you may cancel your Contract by returning it to us within ten days after you receive it. In some states, however, this right to return period may be longer, as provided by state law. If you return your Contract, the Contract terminates and, in most states, we will pay you an amount equal to your Payment. We will pay the refund within seven days of receiving your request. No withdrawal charge is imposed upon return of a Contract within the right to return period. This right to return may vary in certain states in order to comply with the requirements of state insurance laws and regulations. Accordingly, you should refer to your Contract for specific information about your circumstances.

    POSTPONEMENT OF PAYMENTS. We may defer for up to fifteen days the payment of any amount attributable to a Premium paid by check to allow the check a reasonable time to clear. We ordinarily will pay any amount attributable to the Account Value allocated to the Variable Account within seven days, except:

    (1) whenever the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings);

    (2) when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the Variable Account's investments or determination of the value of its net assets is not reasonable practicable; or

    (3) at any other time permitted by the SEC for your protection.

    In addition, we may delay payment of Account Value in the Fixed Account for up to six months or a shorter period if required by law. If we defer payment for more than 30 days we will pay interest (if required) on the deferred amount at such rate as may be required by the applicable state or jurisdiction.

                             DEDUCTIONS AND CHARGES

    We assess charges and deductions under the Contracts against the Sub-Accounts and the Account Value. Additional deductions and expenses are paid out of the Portfolios' assets, as described in the Prospectuses of the Portfolios.


    PREMIUM EXPENSE CHARGE. We charge a premium expense charge on each Premium paid. The current premium expense charge is 5.5% of the total Premiums paid in each Contract Year up to twelve times the Lifetime Guaranteed Coverage Monthly Premium and 3.5% of any Premium in excess of that amount. Twelve times the Guaranteed Coverage Monthly Premium equals the guideline level premium determined under Section 7702(c) of the Tax Code. We may change the premium expense charge, but it will never exceed 5.5% of each Premium.



    The premium expense charge is intended to cover a portion of our state premium tax expenses, certain federal tax liabilities resulting from the receipt of Premiums, and a portion of our distribution expenses. State premium tax rates vary from 0% to 4.0%. We do not vary the premium expense charge to reflect the actual premium tax rate in individual states, or the absence of premium tax in certain states. Accordingly, the portion of this charge attributable to state premium taxes may be more or less than the premium taxes assessed in your state.



    SEPARATE ACCOUNT EXPENSE CHARGE. On each Valuation Day, we will take a deduction from the Sub-Accounts to compensate Liberty Life for its expenses incurred in connection with this Contract. The separate account expense charge will be calculated at an annual rate equivalent to .60% of average daily net assets of each Sub-Account, as described in the table of Contract Charges and Deductions on pages 3-4. The amount deducted will be determined on each Valuation Day.


    The separate account expense charge is intended to cover all expenses under the Contract other than distribution expenses, and the cost of insurance charges and the other expenses covered by the monthly deduction and premium expense charge, which are charged for separately and described below. Accordingly, the separate account expense charge is intended to compensate us for incurring the following expenses and assuming certain risks under the Contracts:

    --  mortality and expense risk;

    -- certain federal taxes and other expenses associated with the receipt of Premiums; and

    -- a portion of our administrative expenses, such as salaries, postage, telephone, office equipment and periodic reports.

    The mortality risk assumed in relation to the Contract includes the risk that the cost of insurance charges specified in the Contract will be insufficient to meet claims and the risks under the Guaranteed Death Benefit. We also assume a risk that, on the Monthly Date preceding the death of an Insured, the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the administrative charges set in the Contract.

    We currently are not maintaining a provision for taxes attributable to the operations of the Variable Account (as opposed to the federal tax related to the receipt of Premiums under the Contracts). In the future, however, we may make such a charge. Charges for other taxes, if any, attributable to the Variable Account or to this class of Contracts may also be made.

    MONTHLY DEDUCTION. Each month on the Monthly Date we will take a Monthly Deduction from your Account Value. The Monthly Deduction will consist of a cost of insurance charge, a contract fee, and any charges for optional benefit Agreements. We deduct the Monthly Deduction pro rata from your interests in the Sub-Accounts and your Fixed Account balance.

    COST OF INSURANCE CHARGE. The cost of insurance charge is intended to pay for the cost of providing life insurance coverage for the Insured. We guarantee that this charge will not exceed the maximum cost of insurance charge determined on the basis of the rates shown in the mortality table guaranteed in the Contract.

    The current monthly cost of insurance charge is equal to the current cost of insurance rate times the net amount at risk. The net amount at risk is (a) minus
(b) where:

    (a) is the Death Benefit on the first day of the Contract Month divided by the sum of one plus the Guaranteed Monthly Equivalent Interest Rate shown in your Contract; and

    (b) is the Account Value on that day before the deduction of the Monthly Deduction.

    Rates may differ based on the age, sex, rating class and history of tobacco use of the Insured. Your guaranteed cost of insurance rates are set forth in the mortality tables in your Contract. Because the net amount for which we are at risk under your Contract may vary monthly, your cost of insurance charge is likely to differ each month. If the Insured is still living and your Contract is in effect on the first Contract Anniversary after the Insured's 100th birthday, we will discontinue charging you a cost of insurance charge.

    We determine the cost of insurance charge separately for the initial Face Amount and each subsequent increase. The current cost of insurance charge covers our anticipated mortality costs for standard and substandard risks. We determine the current cost of insurance rates based on our expectations as to our future mortality experience and other factors. We guarantee, however, that we will never charge you a cost of insurance charge higher than the amount determined using the maximum guaranteed cost of insurance rates shown in the Contract. We base our cost of insurance rates on the sex, issue age, Contract Year, rating class, and history of tobacco use of the Insured. However, we issue unisex Contracts in Montana. Our cost of insurance rates are based on the 1980 Commissioners Standard Ordinary ("1980 CSO") Mortality Table based on the Insured's sex, age last birthday, and history of tobacco use. Our cost of insurance rates for unisex Contracts will never exceed a maximum based on the 1980 CSO Mortality Table B assuming a blend of 80% male and 20% female lives.

    CONTRACT FEE. We charge a contract fee of $9.00 per month if your Contract's Face Amount is less than $100,000. We charge a contract fee of $6.00 per month if your Contract's Face Amount is $100,000 or greater. The contract fee is intended to compensate us for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports.

    PORTFOLIO EXPENSES. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Sub-Accounts to which you allocate your Account Value. The Variable Account purchases shares of the Portfolios at net asset value. Each Portfolio's net asset value reflects investment advisory fees and administrative expenses already deducted from the Portfolio's assets. For a summary of current estimates of these charges and expenses, see pages 13-14. For more information concerning the investment advisory fees and other charges against the Portfolios, see the Prospectuses and the statements of additional information for the Portfolios, which are available upon request.

    We may receive compensation from the investment advisers or administrators of the Portfolios. Such compensation will be consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ between Portfolios.


    WITHDRAWAL CHARGE. In general. If you surrender your Contract, take a partial withdrawal, or decrease your Contract's Face Amount, you may pay a withdrawal charge. The withdrawal charge on surrender equals the amount shown in the withdrawal charge table in your Contract, plus any additional withdrawal charge due to increases in the Face Amount of your Contract. The amount of the withdrawal charge decreases over time. The withdrawal charge on a partial withdrawal on a decrease in Face Amount is an amount in proportion to the percentage decrease in Face Amount. The withdrawal charge is explained in more detail below. For additional information concerning the rates applicable to you, please consult your sales representative. In addition, a table of the applicable rates is on file with the SEC as an exhibit to the registration statement for this product.


    The withdrawal charge and the premium expense charge are imposed to cover our actual distribution and premium tax expenses, which include agents' sales commissions and other sales and distribution expenses. We expect to recover total sales expenses and premium tax expenses of the Contracts over the life of the Contracts. However, to the extent distribution costs and premium taxes are not recovered by the withdrawal charge or the premium expense charge, we may make up any shortfall from the assets of our general account, which includes funds derived from the daily deductions charged to the Sub-Accounts and other fees and charges under the Contracts.

    INITIAL WITHDRAWAL CHARGE. When we issue your Contract, we determine the initial withdrawal charge. To determine the initial amount of the withdrawal charge, we multiply the initial Face Amount of your Contract by the applicable rate per thousand dollars of Face Amount. The applicable rate depends on the Insured's issue age, sex and underwriting class. For example, if the Insured is age 45 when your Contract is issued, the applicable rates per thousand are as follows:


Male Non-Smoker       $   13.68
Male Smoker           $   21.96
Female Non-Smoker     $    9.72
Female Smoker         $   13.32
Unisex Non-Smoker     $   12.84
Unisex Smoker         $   20.16


    Accordingly, if the Insured were a male non-smoker age 45 and the Contract's Face Amount were $100,000, the withdrawal charge initially would be $1,368. The rates for each category are greater or lesser according to the age of the Insured when your Contract is issued. The maximum rates for each category is $50.00 per $1,000 of Face Amount.

    WITHDRAWAL CHARGE ON SURRENDER. If you surrender your Contract after ten Contract Years have elapsed, we will not charge a withdrawal charge (unless you have increased the Face Amount of your Contract, as explained below). Before that time, we determine the applicable withdrawal charge by multiplying the initial withdrawal charge on your Contract by the appropriate withdrawal charge percentage for the Contract Year in which the surrender occurs. Those percentages are:

              % OF
             INITIAL                   % OF INITIAL
CONTRACT   WITHDRAWAL     CONTRACT      WITHDRAWAL
  YEAR       CHARGE         YEAR          CHARGE
---------  -----------  -------------  -------------
    1             100%            6             70%
    2             100%            7             60%
    3             100%            8             50%
    4              90%            9             40%
    5              80%           10             20%

    WITHDRAWAL CHARGE ON PARTIAL WITHDRAWAL. We also charge a withdrawal charge on a partial withdrawal from your Contract. The applicable withdrawal charge will be a pro rata share of the then current withdrawal charge on a complete surrender, based on the percentage decrease in Face Amount resulting from the partial withdrawal.



    If you choose Death Benefit Option 1, a partial withdrawal decreases the Face Amount on a dollar-for-dollar basis. Accordingly, the percentage used to calculate the Withdrawal Charge equals the sum of the partial withdrawal plus the Withdrawal Charge divided by the Face Amount prior to the withdrawal.



    If you choose Death Benefit Option 2, a partial withdrawal does not affect the Face Amount. Accordingly, there is no Withdrawal Charge on partial withdrawals from Contracts under Option 2.



    WITHDRAWAL CHARGE ON DECREASES IN INITIAL FACE AMOUNT. If you request a decrease in the Face Amount of your Contract, we will charge you a Withdrawal Charge. The amount of the charge will equal the then applicable Withdrawal Charge on a full surrender multiplied by the percentage decrease in your Contract's Face Amount (I.E., the amount of the decrease divided by the Face Amount before the decrease). We will deduct the Withdrawal Charge pro rata from your Account Value in each Sub-Account and the Fixed Account. If you need to take a partial withdrawal in connection with a Face Amount decrease in order for your Contract to continue to be treated as a life insurance contract under the Tax Code, we will not charge any additional Withdrawal Charge with respect to the amount required to be withdrawn.



    WITHDRAWAL CHARGE ON INCREASES IN INITIAL FACE AMOUNT. If you increase the Face Amount of your Contract, we will determine an additional withdrawal charge applicable to the amount of the increase. We calculate the additional withdrawal charge using the same procedures described above, except that we use the Insured's age and underwriting class at the time of the increase, rather than at the time your Contract was issued. If you surrender your Contract, make a partial withdrawal, or decrease the Face Amount of your Contract after an increase in Face Amount, we separately calculate the withdrawal charge applicable to the initial Face Amount and each increase and add those amounts to determine the total Withdrawal Charge.


    Each Face Amount increase also has a withdrawal charge associated with it. It reduces at the same rate as the initial withdrawal charge shown above.

    MEDICAL WAIVER OF WITHDRAWAL CHARGE. After the first Contract Year, we will waive the withdrawal charge on all withdrawals under your Contract if on at least 45 days of any continuous 60 day period beginning after the first Contract Year any Insured or his or her spouse has a Qualifying Medical Stay, as defined in the Contract. To obtain this waiver, you must apply in writing within 180 days of your initial eligibility. You may not claim this benefit if the medical treatment is provided by a resident of your household or a member of your immediate family. Additional restrictions may apply if the Insured's spouse had a Qualifying Medical Stay within 45 days before the Contract Date. We may require you to provide us with written proof of your eligibility. This waiver is described in more detail in the Contract. This provision may vary in some states and is discussed in more detail in the Contract.

    WITHDRAWAL FEE. In addition to a withdrawal charge, we charge a withdrawal fee on any partial withdrawal after the first in any Contract Year. The withdrawal fee will equal the lesser of $25 or two percent of the amount of the partial withdrawal. The withdrawal fee does not apply to full surrenders. The withdrawal fee is intended to compensate us for our administrative costs in effecting a partial withdrawal.

    TRANSFER FEE. The Contract permits us to charge a maximum transfer fee of $25 per transfer on each transfer after the first twelve transfers in any Contract Year, including transfers under our Dollar Cost Averaging and Asset Rebalancing Programs. We currently are waiving the transfer fee on all transfers. We may impose a limit on the number of free transfers, or change that number, at any time. If we limit the number of free transfers, we will notify you of any reduction in the number of free transfers at least 90 days in advance of the effective date of the change, and the change will not be effective until your next Contract Anniversary.

    We will deduct the transfer fee from the Account Value remaining in the Sub-Account or the Fixed Account from which the transfer was made. If that amount is insufficient to pay the transfer fee, we will subtract it from the transferred amount.

    SPECIAL PROVISIONS FOR GROUP OR SPONSORED ARRANGEMENTS. Where permitted by state insurance laws, Contracts may be purchased under group or sponsored arrangements. We may reduce or waive the charges and deductions described above for Contracts issued under these arrangements. Among other things, we may waive withdrawal charges and deductions to employees, officers, directors, agents, and immediate family members of the foregoing. We will reduce these charges and deductions in accordance with our rules in effect when we approve the application for a Contract. To qualify for a reduction, a group or sponsored arrangement must satisfy our criteria as to, for example, the size of the group, the expected number of participants and anticipated Premiums from the group. Generally, the sales contacts and effort, administrative costs and mortality cost per Contract vary based on such factors as the size of the group or sponsored arrangements, the purposes for which Contracts are purchased and certain characteristics of the group's members. The amount of reduction and the criteria for qualification will reflect the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying groups and sponsored arrangements.

    From time to time, we may modify on a uniform basis both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Contract Owners and all other owners of all other contracts funded by the Variable Account.

                          GENERAL CONTRACT PROVISIONS

    STATEMENTS TO CONTRACT OWNERS. We will maintain all records relating to the Variable Account and the Sub-Accounts. Each year we will send you a report showing information concerning your Contract transactions in the past year and the current status of your Contract. The report will include information such as the Account Value as of the end of the current and the prior year, the current Death Benefit, Surrender Value, Indebtedness, partial withdrawals, earnings, Payments paid, and deductions made since the last annual report. We will also include any information required by state law or regulation. If you ask us, we will send you an additional report at any time. We may charge you up to $25 for this additional report. We will tell you the current charge before we send you the report.

    In addition, we will send you the financial statements of the Portfolios and other reports as specified in the 1940 Act. We also will mail you confirmation notices or other appropriate notices of Contract transactions quarterly or more frequently within the time periods specified by law. Please give us prompt written notice of any address change. Please read your statements and confirmations carefully and verify their accuracy and contact us promptly with any question.

    LIMIT ON RIGHT TO CONTEST. In the absence of fraud, we may not contest the insurance coverage under the Contract after the Contract has been in force for two years after the Contract Date while the Insured is alive or for two years after any increase in the Face Amount. The two-year incontestability period may vary in certain states to comply with the requirements of state insurance laws and regulations.

    In issuing a Contract, we rely on your application. Your statements in that application and any supplemental applications, in the absence of fraud, are considered representations and not warranties. In the absence of fraud, we will not use any statement made in connection with the Contract application to void the Contract or to deny a claim, unless that statement is a part of the application or an amendment thereto.

    SUICIDE. If the Insured commits suicide while sane or kills him- or herself while insane within two years of the Contract Date, we are not required to pay the full Death Benefit that would otherwise be payable. Instead, we will pay you an amount equal to the Account Value less any Indebtedness, or the minimum amount required by the state in which your Contract was issued, and the Contract will end. Likewise, if the Insured dies by suicide while sane or kills him- or herself while insane within two years after the effective date of any increase in the Face Amount, the amount we will pay you with respect to that increase will be limited to the Monthly Deductions taken in connection with that increase.

    MISSTATEMENT AS TO AGE AND SEX. If the age or sex of the Insured is incorrectly stated in the application, we will adjust any proceeds appropriately as specified in the Contract.

    BENEFICIARY. You name the original Beneficiary(ies) and Contingent Beneficiary(ies) in the application for the Contract. You may change the Beneficiary or Contingent Beneficiary at any time while the Insured is alive, except irrevocable Beneficiaries and irrevocable Contingent Beneficiaries may not be changed without their consent.

    You must request a change of Beneficiary in writing. We will provide a form to be signed and filed with us. Your request for a change in Beneficiary or Contingent Beneficiary will take effect as of the date you signed the form after we acknowledge receipt in writing. Until we acknowledge receipt of your change instructions, we are entitled to rely on your most recent instructions in our files. Accordingly, we are not liable for making a payment to the person shown in our files as the Beneficiary or treating that person in any other respect as the Beneficiary, even if instructions that we subsequently receive from you seek to change your Beneficiaries effective as of a date before we made the payment or took the action in question.

    If you name more than one Beneficiary, we will divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the Death Benefit in equal shares to the Beneficiaries. If one of the Beneficiaries dies before you, we will divide the Death Benefit among the surviving

Beneficiaries. If no Beneficiary is living, the Contingent Beneficiary will be the Beneficiary. The interest of any revocable Beneficiary is subject to the interest of any assignee. If no Beneficiary or Contingent Beneficiary is living, the Beneficiary is the Contract Owner or the Contract Owner's estate.

    ASSIGNMENT. While the Insured is alive, you may assign your Contract as collateral security. You must notify us in writing if you assign the Contract. Until we receive notice from you, we are not liable for any action we may take or payments we may make that may be contrary to the terms of your assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment. An assignment may result in income tax and a ten percent penalty tax. You should consult your tax adviser before assigning your Contract.

    CREDITORS' CLAIMS. To the extent permitted by law, no benefits payable under this Contract will be subject to the claims of your or the Beneficiary's creditors.

    DIVIDENDS. We will not pay any dividend under the Contract.

    NOTICE AND ELECTIONS. To be effective, all notices and elections under the Contract must be in writing, signed by you, and received by us at our Service Center. Certain exceptions may apply. Unless otherwise provided in the Contract, all notices, requests and elections will be effective when received at our Service Center complete with all necessary information.

    MODIFICATION. We reserve the right to modify the Contract without your express consent, in the circumstances described in this Prospectus or as necessary to conform to applicable law or regulation or any ruling issued by a governmental agency. The provisions of the Contract will be construed so as to comply with the requirements of Section 7702 of the Tax Code.

                           FEDERAL TAX CONSIDERATIONS

    NOTE: THE FOLLOWING DISCUSSION IS BASED UPON OUR UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO LIFE INSURANCE CONTRACTS IN GENERAL. WE CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN THOSE LAWS WILL BE MADE. ALSO, WE DO NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. YOU BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "LIFE INSURANCE CONTRACTS" UNDER FEDERAL INCOME TAX LAWS.

    In addition, this discussion does not include a detailed description of the federal income tax consequences of the purchase of these Contracts or any discussion of special tax rules that may apply to certain purchase situations. We also have not tried to consider any other possibly applicable state or other tax laws, for example, the estate tax consequences of the Contracts. You should seek tax advice concerning the effect on your personal tax liability of the transactions permitted under the Contract, as well as any other questions you may have concerning the tax status of the Contract or the possibility of changes in the tax law.

    TAXATION OF LIBERTY LIFE AND THE VARIABLE ACCOUNT. Liberty Life is taxed as a life insurance company under Part I of Subchapter L of the Tax Code. The operations of the Variable Account are taxed as part of the operations of Liberty Life. Investment income and realized capital gains are not taxed to the extent that they are applied under the Contracts.

    Accordingly, we do not anticipate that Liberty Life will incur any federal income tax liability attributable to the operation of the Variable Account (as opposed to the federal tax related to the receipt of Payments under the Contracts). Therefore, we are not making any charge or provision for federal income taxes. However, if the tax treatment of the Variable Account is changed, we may charge the Variable Account for its share of the resulting federal income tax.

    In several states we may incur state and local taxes on the operations of the Variable Account. We currently are not making any charge or provision for them against the Variable Account. We do, however, use part of the Withdrawal Charge to offset these taxes. If these taxes should be increased, we may make a charge or provision for them against the Sub-Accounts. If we do so, the results of the Sub-Accounts will be reduced.

    TAX STATUS OF THE CONTRACT. The Contract is structured to satisfy the definition of a life insurance contract under the Tax Code. As a result, the Death Benefit ordinarily will be fully excluded from the gross income of the Beneficiary. The Death Benefit will be included in your gross estate for federal estate tax purposes if the proceeds are payable to your estate. The Death Benefit will also be included in your estate, if the Beneficiary is not your estate but you retained incidents of ownership in the Contract. Examples of incidents of ownership include the right to change Beneficiaries, to assign the Contract or revoke an assignment, and to pledge the Contract or obtain a Contract Loan. If you own and are the Insured under a Contract and if you transfer all incidents of ownership in the Contract more than three years before your death, the Death Benefit will not be included in your gross estate. State and local estate and inheritance tax consequences may also apply.

    In addition, certain transfers of the Contract or Death Benefit, either during life or at death, to individuals (or trusts for the benefit of individuals) two or more generations below that of the transferor may be subject to the federal generation-skipping transfer tax.

    In the absence of final regulations or other pertinent interpretations of the Tax Code, some uncertainty exists as to whether a substandard risk Contract will meet the statutory definition of a life insurance contract. If a Contract were deemed not to be a life insurance contract for tax purposes, it would not provide most of the tax advantages usually provided by a life insurance contract. We reserve the right to amend the Contracts to comply with any future changes in the Tax Code, any regulations or rulings under the Tax Code and any other requirements imposed by the Internal Revenue Service ("IRS").

    In addition, you may use the Contract in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Contract in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax treatment of the proposed arrangement.

    DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Tax Code requires that the underlying assets of variable life insurance contracts be diversified. The Tax Code provides that a variable life insurance contract will not be treated as a life insurance contract for federal income tax purposes for any period and any subsequent period for which the investments are not adequately diversified. If the Contract were disqualified for this reason, you would lose the tax deferral advantages of the Contract and would be subject to current federal income taxes on all earnings allocable to the Contract.

    The Tax Code provides that variable life insurance contracts such as the Contract meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. For purposes of determining whether or not the diversification standards of Section 817(h) of the Tax Code have been met, each United States government agency or instrumentality is treated as a separate issuer.

    The United States Treasury Department (the "Treasury Department") also has issued regulations that establish diversification requirements for the segregated asset accounts underlying variable contracts such as the Contracts. These regulations amplify the diversification requirements set forth in the Tax Code and provide an alternative to the provision described above. Under these regulations, a segregated asset account will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the account is represented by any one investment; (2) no more than 70% of the value of the total assets of the account is represented by any two investments; (3) no more than 80% of the value of the total assets of the account is represented by any three investments; and (4) no more than 90% of the value of the total assets of the account is represented by any four investments.

    These diversification standards are applied to each Sub-Account of the Variable Account by looking to the investments of the Portfolio underlying the Sub-Account. One of our criteria in selecting the Portfolios is that their investment managers intend to manage them in compliance with these diversification requirements.

    OWNER CONTROL. In certain circumstances, variable life insurance contract owners will be considered the owners, for tax purposes, of separate account assets underlying their contracts. In those circumstances, the contract owners could be subject to taxation on the income and gains from the separate account assets.

    In published rulings, the Internal Revenue Service has stated that a variable insurance contract owner will be considered the owner of separate account assets, if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. When the diversification regulations were issued, the Treasury Department announced that in the future, it would provide guidance on the extent to which variable contract owners could direct their investments among Sub-Accounts without being treated as owners of the underlying assets of the Variable Account. As of the date of this Prospectus, no such guidance has been issued. We cannot predict when or whether the Treasury Department will issue that guidance or what position the Treasury Department will take. In addition, although regulations are generally issued with prospective effect, it is possible that regulations may be issued with retroactive effect.

    The ownership rights under the Contract are similar in many respects to those described in IRS rulings in which the contract owners were not deemed to own the separate account assets. In some respects, however, they differ. For example, under the Contract you have many more investment options to choose from than were available under the contracts involved in the published rulings, and you may be able to transfer Account Value among the investment options more frequently than in the published rulings. Because of these differences, it is possible that you could be treated as the owner, for tax purposes, of the Portfolio shares underlying your Contract and therefore subject to taxation on the income and gains on those shares. Moreover, it is possible that the Treasury Department's position, when announced, may adversely affect the tax treatment of existing Contracts. We therefore reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the owner for tax purposes of the underlying assets.

    The remainder of this discussion assumes that the Contract will be treated as a life insurance contract for federal tax purposes.

    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the Death Benefit payable under a Contract is excludable from gross income under the Tax Code. Certain transfers of the Contract, however, may result in a portion of the Death Benefit being taxable.

    If the Death Benefit is not received in a lump sum and is, instead, applied under one of the proceeds options, payments generally will be prorated between amounts attributable to the Death Benefit, which will be excludable from the Beneficiary's income, and amounts attributable to interest (accruing after the Insured's death), which will be includable in the Beneficiary's income.

    ACCELERATED DEATH BENEFIT. In general, the tax treatment of an Accelerated Death Benefit is the same as the tax treatment of Death Benefits, as described above. However, where an Accelerated Death Benefit is based on the Insured's being "Chronically Ill", the Tax Code limits the amount of the Accelerated Death Benefit that will qualify for exclusion from federal income taxation. In some circumstances, an Accelerated Death Benefit under the Contract may exceed these limits, and the excess amount therefore may be taxable. Accordingly, if you are considering requesting an Accelerated Death Benefit, you should first consult a qualified tax adviser.

    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Tax Code, except as described below, any increase in your Account Value is generally not taxable to you unless you receive or are deemed to receive amounts from the Contract before the Insured dies. If you surrender your Contract, the Cash Value (less any Contract Fee paid upon surrender) will be includable in your income to the extent the amount received exceeds the "investment in the contract." The "investment in the contract" generally is the total Premiums and other consideration paid for the Contract, less the aggregate amount received under the Contract previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the Contract constitute income depends, in part, upon whether the Contract is considered a "modified endowment contract" ("MEC") for federal income tax purposes.

CONTRACTS WHICH ARE MECs

    CHARACTERIZATION OF A CONTRACT AS A MEC. In general, this Contract will not constitute a MEC, unless: (1) it was received in exchange for another life insurance contract which was a MEC; (2) excess Premiums are paid into the Contract, causing it to fail the "7-pay" test under

Section 7702A of the Tax Code, or (3) there is a decrease in the Face Amount or an Agreement is removed, such that the Contract no longer complies with the "7-pay" test under Section 7702A of the Tax Code. Other "material" changes to your Contract may also cause it to be treated as a MEC.

    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If your Contract is a MEC, withdrawals from your Contract will be treated first as withdrawals of income and then as a recovery of your investment in the Contract. Thus, you may realize taxable income upon a withdrawal if the Account Value exceeds the investment in the Contract. You may also realize taxable income when you take a Contract Loan, because any loan (including unpaid loan interest) under the Contract will be treated as a withdrawal for tax purposes. In addition, if you assign or pledge any portion of the value of your Contract (or agree to assign or pledge any portion), the assigned or pledged portion of your Account Value will be treated as a withdrawal for tax purposes. Before assigning, pledging, or requesting a loan under a Contract that is a MEC, you should consult a qualified tax adviser.

    PENALTY TAX. Generally, withdrawals (or the amount of any deemed withdrawals) from a MEC are subject to a penalty tax equal to ten percent of the portion of the withdrawal that is includable in income, unless the withdrawals are made: (1) after you reach age 59 1/2, (2) because you have become disabled (as defined in the Tax Code), or (3) as substantially equal periodic payments over your life or life expectancy (or the joint lives or life expectancies of you and your beneficiary, as defined in the Tax Code). Certain other exceptions to the ten-percent penalty tax may apply.

    AGGREGATION OF CONTRACTS. All life insurance contracts which are MECs and which are purchased by the same person from us or any of our affiliates within the same calendar year will be aggregated and treated as one contract for purposes of determining the amount of a withdrawal (including a deemed withdrawal) that is includable in taxable income.

CONTRACTS WHICH ARE NOT MECs

    TAX TREATMENT OF WITHDRAWALS GENERALLY. If your Contract is not a MEC, the amount of any withdrawal from the Contract will be treated first as a non-taxable recovery of premiums and then as income from the Contract. Thus, only the portion of a withdrawal that exceeds the investment in the Contract immediately before the withdrawal will be includable in taxable income.

    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 CONTRACT YEARS. Where cash distributions are required under the Tax Code in connection with a reduction in benefits during the first 15 years after the Contract is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the Tax Code, during this period), some or all of such amounts may be includable in taxable income.


    TAX TREATMENT OF LOANS. If your Contract is not a MEC, a loan received under the Contract generally will be treated as indebtedness for tax purposes, rather than a withdrawal of Account Value. As a result, you will not realize taxable income on any part of the loan as long as the Contract remains in force. If you surrender your Contract or your Contract lapses, however, any outstanding loan balance will be treated as an amount received by you as part of the Surrender Value. Accordingly, you may be subject to taxation on the loan amount at that time. Moreover, if any portion of your Contract Loan is a preferred loan, a portion of your Contract Loan may be includable in your taxable income. Generally, you may not deduct interest paid on loans under the Contract, even if you use the loan proceeds in your trade or business.

    ACTIONS TO ENSURE COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of Premiums we intend to permit for the Contracts will comply with the Tax Code definition of a life insurance contract. We will monitor the amount of your Premiums, and, if your total Premiums during a Contract Year exceed those permitted by the Tax Code, we will refund the excess Premiums within 60 days of the end of the Contract Year and will pay interest and other earnings (which will be includable in taxable income) as required by law on the amount refunded. We reserve the right to increase the Death Benefit (which may result in larger charges under a Contract) or to take any other action deemed necessary to ensure the compliance of the Contract with the federal tax definition of a life insurance contract.

    FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the federal government a part of the taxable portion of withdrawals made under a Contract, unless the Owner notifies us in writing at or before the time of the withdrawal that he or she chooses not to have withholding. As a Contract Owner, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received under the Contract, whether or not you choose withholding. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

    TAX ADVICE. This summary is not a complete discussion of the tax treatment of the Contract. You should seek tax advice from an attorney who specializes in tax issues.

              DESCRIPTION OF LIBERTY LIFE AND THE VARIABLE ACCOUNT

    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON. Liberty Life Assurance Company of Boston was incorporated on September 17, 1963 as a stock life insurance company. Its executive and administrative offices are located at 175 Berkeley Street, Boston, Massachusetts 02117.

    Liberty Life writes individual life insurance on both a participating and a non-participating basis and group life and disability insurance and individual and group annuity contracts on a non-participating basis. The variable life insurance contracts described in this Prospectus are issued on a non-participating basis. Liberty Life is licensed to do business in all states, in the District of Columbia, and in Canada. We intend to market the Contracts everywhere in the United States we conduct life insurance business. Liberty Life has been rated "A" by A.M. Best and Company, independent analysts of the insurance industry. The Best's A rating is in the second highest rating category, which also includes a lower rating of A-. Best's Ratings merely reflect Best's opinion as to the relative financial strength of Liberty Life and Liberty Life's ability to meet its contractual obligations to its Contract holders. The ratings are not intended to reflect the financial strength or investment experience of the Variable Account. We may from time to time advertise these ratings in our sales literature.

    Liberty Life is a member of the Insurance Marketplace Standards Association ("IMSA"). Accordingly, we may use the IMSA logo and membership in IMSA in advertisements. Being a member means that Liberty Life has chosen to participate in IMSA's Life Insurance Ethical Market Conduct Program.

    Liberty Life is an indirect wholly-owned subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual") and Liberty Mutual Fire Insurance Company. Liberty Mutual is a multi-line insurance and financial services institution.

    Pursuant to a Guarantee Agreement dated February 3, 1998, Liberty Mutual, our ultimate parent, unconditionally guarantees to us on behalf of and for the benefit of Liberty Life and owners of life insurance contracts and annuity contracts issued by Liberty Life that it will, on demand, make funds available to us for the timely payment of contractual obligations under any insurance policy or annuity contract issued by us. Liberty Mutual may terminate this guarantee on notice to Liberty Life.

    Liberty Life also acts as a sponsor for two other of its separate accounts that are registered investment companies: Variable Account J and Variable Account K. The officers and employees of Liberty Life are covered by a fidelity bond in the amount of $70,000,000.

    OFFICERS AND DIRECTORS OF LIBERTY LIFE. Our directors and officers are listed below, together with information as to their dates of election and principal business occupations during the past five years (if other than their present occupation). Where no dates are given, the person has held that position for at least the past five years.

    GARY L. COUNTRYMAN; Chairman of the Board, June 1998 to date; Chief Executive Officer and Chairman of the Board, March 1987 to June 1998; Director, March 1981; Chairman of the Board, Liberty Mutual Insurance Company, April 1998 to date; Chairman of the Board and Chief Executive Officer, Liberty Mutual Insurance Company, April 1992 to April 1998.

    EDMUND F. KELLY; President and Chief Executive Officer, June 1998 to date; President and Chief Administrative Officer, June 1995 to June 1998; Director, July 1992 to date; President and Chief Executive Officer, Liberty Mutual Insurance Company, April 1998 to date; President and Chief Operating Officer, Liberty Mutual Insurance Company, April 1992 to April 1998.

    MORTON E. SPITZER; Executive Vice President, Chief Operating Officer Individual, July 1992 to date; Director, August 1995 to date.

    JEAN M. SCARROW; Executive Vice President, Chief Operating Officer--Group, and Director, May 1997 to date; Senior Vice President, Liberty Mutual Insurance Company, May 1997 to date; Vice President, Liberty Mutual Insurance Company, April 1995 to May 1997; employee of Liberty Mutual Insurance Company since June 1985.

    A. ALEXANDER FONTANES; Vice President, March 1992 to date; Director, August 1995 to date; Senior Vice President and Chief Investment Officer, Liberty Mutual Insurance Company.

    JOHN B. CONNERS; Director, August 1995 to date; Executive Vice President and Manager-- Personal Market, Liberty Mutual Insurance Company.

    J. PAUL CONDRIN, III; Vice President and Director, April 1997 to date; Senior Vice President and Chief Financial Officer, Liberty Mutual Insurance Company.

    CHRISTOPHER C. MANSFIELD; Director, August 1995 to date; Senior Vice President and General Counsel, Liberty Mutual Insurance Company.


    ELIZABETH C. COSGROVE; Vice President, May 1999 to date; Marketing Manager, May 1994 to May 1999.



    ANNE G. DELANEY; Vice President--Administration--Individual Life Operations, July 1999 to date; Senior Vice President--Administration, GE Financial Assurance, 1991-1999.


    ANDREW M. GIRDWOOD, JR.; Vice President, March 1984 to date.

    RICHARD W. HADLEY; Vice President, and Comptroller, June 1993 to date.

    RICHARD B. LASSOW; Vice President, September 1994 to date; Chief Actuary--Individual Life, Connecticut Mutual Life Insurance Company, September 1989 to June 1994.

    WILLIAM J. O'CONNELL; Vice President and Assistant General Counsel, November 1998 to date

    JOHN S. O'DONNELL; Vice President, April 1991 to date.

    STEVEN M. SENTLER; Vice President, September 1994 to date; Second Vice President, Travelers Insurance Company, December 1978 to November 1993.

    JOHN A. TYMOCHKO; Vice President, March 1993 to date.

    BARRY S. GILVAR; Secretary, August 1995 to date; Assistant Secretary, March 1993 to August 1995; Vice President and Secretary, Liberty Mutual Insurance Company.

    ELLIOT J. WILLIAMS; Treasurer, April 1997 to date; Vice President and Treasurer, Liberty Mutual Insurance Company.

    GERALD H. DOLAN; Assistant Treasurer, June 1996 to date; Assistant Controller and Manager--Corporate Tax, Liberty Mutual Insurance Company, January 1999 to date; Assistant Controller and Director--Corporate Tax, Liberty Mutual Insurance Company, prior to January 1999.

    BERNARD GILLEN; Assistant Treasurer, June 1996 to date; Director--Tax Compliance, Liberty Mutual Insurance Company.

    JAMES W. JAKOBEK; Assistant Treasurer, September 1990 to date; Vice President and Manager, Liberty Mutual Insurance Company.

    CHARLENE ALBANESE; Assistant Secretary, December 1997 to date; Manager--Individual Life Policy Services, Liberty Mutual Insurance Company, August 1998 to date; Assistant Manager-- Individual Life Policy Services, Liberty Mutual Insurance Company, July 1997 to August 1998; Manager--Individual Life Policy Services, Liberty Mutual Insurance Company, April 1991 to July 1997.

    DIANE S. BAINTON; Assistant Secretary, November 1995 to date; Assistant Secretary, Liberty Mutual Insurance Company.

    KATHERINE DESIDERIO; Assistant Secretary, November 1995 to date; Hearing Representative, Liberty Mutual Insurance Company.

    JAMES R. PUGH; Assistant Secretary, November 1995 to date; Senior Corporate Counsel, Liberty Mutual Insurance Company.

    HARVEY SWEDLOVE; Assistant Secretary, February 1997 to date; Vice President and General Counsel, Liberty Canada Holdings, Ltd., January 1996 to date; Consultant, Maris Management, Ltd., June 1994 to December 1995; Vice President and General Counsel, Camrost Development Corporation, August 1987 to June 1994.

    The business address of each of the foregoing officers and directors is 175 Berkeley Street, Boston, Massachusetts 02117.

    FINANCIAL INFORMATION CONCERNING LIBERTY LIFE. You should consider the financial statements for Liberty Life that are attached to the end of this Prospectus only as bearing on the Company's ability to meet its obligations under the Contract. They do not relate to the investment performance of the assets held in the Variable Account.

    VARIABLE ACCOUNT. LLAC Variable Account was originally established on July 10, 1998, as a segregated asset account of Liberty Life, under the laws of the Commonwealth of Massachusetts. The Variable Account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the 1940 Act. The SEC does not supervise the management of the Variable Account or Liberty Life.

    We own the assets of the Variable Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Account Value of the Contracts offered by this Prospectus, these assets are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains, or losses. Our obligations arising under the Contracts are general corporate obligations of Liberty Life.

    The Variable Account is divided into Sub-Accounts. The assets of each Sub-Account are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. Values allocated to the Variable Account will rise and fall with the values of shares of the Portfolios and are also reduced by Contract charges. In the future, we may use the Variable Account to fund other variable universal life insurance contracts. We will account separately for each type of variable life insurance contract funded by the Variable Account.

    SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS. We hold the assets of the Variable Account. We keep those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

    STATE REGULATION OF LIBERTY LIFE. We are subject to the laws of Massachusetts and regulated by the Massachusetts Division of Insurance. Every year we file an annual statement with the Division of Insurance covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the Division of Insurance to verify our contract liabilities and reserves. We also are examined periodically by the

National Association of Insurance Commissioners. Our books and records are subject to review by the Division of Insurance at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.

                               YEAR 2000 MATTERS

    We have been addressing Year 2000 matters since late 1995. We have allocated significant resources, both internal and external, to an on going, carefully planned and managed effort to examine all relevant internal computing systems to identify areas that may require changes. Our efforts include both applications that we have developed internally and software that has been acquired from external sources. In addition to the effort to modify existing systems, we have established Year 2000 compliance standards for all new internal systems.

    We completed our Year 2000 efforts on all critical internal application systems ahead of our self-imposed 12/31/98 schedule. We believe that these systems are Year 2000 capable in accordance with our corporate standards and guidelines.

    We continue to monitor and test third party software to determine whether it meets our Year 2000 standards. As needed, we will replace, upgrade or work around non-compliant products. The effort with respect to third party software will continue through 1999 as needed. Extended testing is dictated by routine changes, upgrades, and updates issued by our vendors.

    Prior to 1998 with respect to banks and in 1998 for other suppliers, we established an on-going effort to identify key partners and to reach out to these entities to determine whether and to what extent there could be an impact on our business. We have issued Year 2000 readiness surveys to key business suppliers identified by our Strategic Business Units. We are evaluating responses to determine which suppliers may present risk and to put in place appropriate business continuity plans.

    Our objective is to provide uninterrupted service to all of our policyholders and customers through and beyond 2000.

    We do not expect that the cost of addressing the Year 2000 issues will be material to Liberty Life's financial condition or its results of operation.

                           DISTRIBUTION OF CONTRACTS

    Liberty Life Distributors LLC ("LLD") serves as distributor of the Contracts. LLD is located at 100 Liberty Way, Dover New Hampshire 03820. LLD is our wholly-owned subsidiary. It is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc.

    The Contracts described in this Prospectus are sold by registered representatives of broker-dealers or bank employees who are licensed insurance agents appointed by the Company, either individually or through an incorporated insurance agency. LLD enters into selling agreements with affiliated and unaffiliated broker-dealers and banks whose personnel participate in the offer and sale of the Contracts. In some states, Contracts may be sold by representatives or employees of banks that may be acting as broker-dealers without separate registration under the Securities Exchange Act of 1934, pursuant to legal and regulatory exceptions.

    Generally, representatives will receive a commission of not more than 30% of the Premiums received in the first year on Premiums up to the commissionable Premium, plus not more than 4% of any additional Premiums in the first Contract Year. Commissions on Premiums paid in subsequent years are lower. Representatives also will generally receive a commission on a Face Amount increase. In addition we may pay or permit other promotional incentives in cash, or credit or other compensation. We also may pay override payments, expense reimbursement allowances, bonuses, broker-dealer fees, training allowances, and service fees.


    The distribution agreement with LLD provides for indemnification of LLD by Liberty Life for liability to owners arising out of services rendered or contracts issued.

    The name and position of each officer and manager of LLD as of January 1, 1999, is as follows:

    John B. Conners, Chairman of the Board of Managers
    J. Paul Condrin, Manager
    A. Alexander Fontanes, Manager
    Christopher C. Mansfield, Manager
    Morton E. Spitzer, Manager
    John T. Treece, Jr., President
    Richard B. Lassow, Vice President, Administration
    Richard W. Hadley, Treasurer
    Elliott J. Williams, Assistant Treasurer
    Barry S. Gilvar, Secretary
    Williams J. O'Connell, Assistant Secretary
    James R. Pugh, Assistant Secretary
    Lee W. Rabkin, Assistant Secretary

    The principal business address of Mr. Treece is 100 Liberty Way, Dover, New Hampshire 03820-5808. The principal business address of the remaining officers and managers of LLD is 175 Berkeley Street, Boston, Massachusetts 02117.

                               LEGAL PROCEEDINGS

    There are no pending legal proceedings affecting the Variable Account. Liberty Life is engaged in routine lawsuits which, in our management's judgment, are not of material importance to its total assets or material with respect to the Variable Account.

                                 LEGAL MATTERS

    All matters of Massachusetts law pertaining to the Contract, including the validity of the Contract and our right to issue the Contract under Massachusetts law, have been passed upon by William J. O'Connell, Esq., Vice President and Assistant General Counsel. The law firm of Jorden Burt Boros Cicchetti Berenson & Johnson, 1025 Thomas Jefferson St., Suite 400, East Lobby, Washington, D.C. 20007-5201, serve as special counsel to Liberty Life with regard to the federal securities laws.

                             REGISTRATION STATEMENT

    We have filed a registration statement with the SEC, Washington, D.C., under the Securities Act of 1933 as amended, with respect to the Contracts offered by this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement and the exhibits for further information concerning the Variable Account, Liberty Life, and the Contracts. The descriptions in this Prospectus of the Contracts and other legal instruments are summaries. You should refer to those instruments as filed for their precise terms.

                                    EXPERTS


    The financial statements of Liberty Life Assurance Company of Boston as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, included in this Prospectus have been audited by Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Actuarial matters included in this Prospectus and the registration statement of which it is a part, including the hypothetical Contract illustrations, have been examined by Richard B. Lassow, FSA, MAAA, Vice President and Actuary of the Company, and are included in reliance upon his opinion as to their reasonableness.


                              FINANCIAL STATEMENTS


    No financial statements are included for the Variable Account. As of July 31, 1999, it had not yet commenced operations, had no assets or liabilities, and had received no income nor incurred any expense. The financial statements of Liberty Life that are included should be considered only as bearing upon Liberty Life's ability to meet its contractual obligations under the Contracts. Liberty Life's financial statements do not bear on the investment experience of the assets held in the Variable Account. The most current financial statements of Liberty Life are those as of the end of the most recent fiscal year. Liberty Life does not prepare such financial statements more often than annually and believes that any incremental benefit to prospective Contract Owners that may result from preparing and delivering more current financial statements, though unaudited, does not justify the additional cost that would be incurred. Liberty Life represents that there have been no adverse material changes in Liberty Life's financial position or operations between the end of the most recent fiscal year and the date of this Prospectus.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                          AUDITED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                                    CONTENTS

                                                                                                               PAGE
                                                                                                            -----------
Report of Independent Auditors............................................................................         F-2

Audited Financial Statements

Balance Sheets............................................................................................         F-3
Statements of Income......................................................................................         F-4
Statements of Stockholders' Equity........................................................................         F-5
Statements of Cash Flows..................................................................................         F-6
Notes to Financial Statements.............................................................................         F-8

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Liberty Life Assurance Company of Boston

    We have audited the accompanying balance sheets of Liberty Life Assurance Company of Boston (the Company) as of December 31, 1998 and 1997, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Life Assurance Company of Boston at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Boston, Massachusetts
February 8, 1999

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                                 BALANCE SHEETS

                                                                          DECEMBER 31
                                                                        1998         1997
                                                                    ------------  ----------
ASSETS                                                                   (IN THOUSANDS)
Investments:
Fixed maturities, available for sale..............................  $  2,506,333  $2,143,658
  Equity securities, available for sale...........................             1       3,187
  Policy loans....................................................        53,153      49,331
  Short-term investments..........................................        38,359      57,956
  Other invested assets...........................................        50,760      43,747
                                                                    ------------  ----------
Total investments.................................................     2,648,606   2,297,879
Cash and cash equivalents.........................................       117,610      37,211
Amounts recoverable from reinsurers...............................        58,277      55,313
Premiums receivable...............................................        22,390      13,606
Federal income taxes recoverable..................................                       718
Investment income due and accrued.................................        28,624      23,764
Deferred policy acquisition costs.................................        98,856      89,154
Other assets......................................................        12,594       7,977
Assets held in separate accounts..................................     1,914,657   1,487,078
                                                                    ------------  ----------
Total assets......................................................  $  4,901,614  $4,012,700
                                                                    ------------  ----------
                                                                    ------------  ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Future policy benefits..........................................  $  1,335,685  $1,128,468
  Policyholders' and beneficiaries' funds.........................       832,234     687,458
  Policy and contract claims......................................        38,792      42,222
  Dividends to policyholders......................................        11,826      11,246
  Experience rating refund reserves...............................           823       1,760
  Liability for participating policies............................        74,664      72,811
  Federal income taxes payable....................................        18,603
  Deferred federal income taxes...................................       101,900     102,767
  Due to Parent...................................................        13,408       8,262
  Accrued expenses and other liabilities..........................       170,709     112,724
  Liabilities related to separate accounts........................     1,914,657   1,487,078
                                                                    ------------  ----------
Total liabilities.................................................     4,513,301   3,654,796
Stockholders' equity:
  Common stock, $312.50 par value; 8,000 shares authorized, issued
   and outstanding................................................         2,500       2,500
  Additional paid-in capital......................................        52,500      52,500
  Retained earnings...............................................       176,269     170,995
  Accumulated other comprehensive income..........................       157,044     131,909
                                                                    ------------  ----------
Total stockholders' equity........................................       388,313     357,904
                                                                    ------------  ----------
Total liabilities and stockholders' equity........................  $  4,901,614  $4,012,700
                                                                    ------------  ----------
                                                                    ------------  ----------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                              STATEMENTS OF INCOME

                                                                  YEAR ENDED DECEMBER 31
                                                                1998       1997       1996
                                                             ----------  ---------  ---------
                                                                      (IN THOUSANDS)
Revenues:
  Premiums, net............................................  $  469,510  $ 415,636  $ 283,965
  Net investment income....................................     164,998    144,989    122,527
  Realized capital gains on investments....................      18,311      8,074      6,722
  Contractholder charges and assessments...................       9,816      7,335      5,759
  Other revenues...........................................      20,289      9,010      4,469
                                                             ----------  ---------  ---------
Total revenues.............................................     682,924    585,044    423,442
Benefits and expenses:
  Death and other policy benefits..........................     298,277    249,449    173,281
  Recoveries from reinsurers on ceded claims...............     (12,740)   (11,382)   (11,454)
  Provision for future policy benefits and other policy
   liabilities.............................................     213,368    186,883    121,347
  Interest credited to policyholders.......................      42,355     38,128     32,252
  Change in deferred policy acquisition costs..............     (12,920)   (16,709)   (15,247)
  General expenses.........................................     120,495    100,535     69,926
  Insurance taxes and licenses.............................      11,960     10,069      6,956
  Dividends to policyholders...............................      11,561      9,279     12,610
                                                             ----------  ---------  ---------
Total benefits and expenses................................     672,356    566,252    389,671
                                                             ----------  ---------  ---------
  Income from continuing operations before federal income
   taxes and earnings of participating policies............      10,568     18,792     33,771
  Federal income taxes.....................................       3,441      6,726     10,327
                                                             ----------  ---------  ---------
  Income from continuing operations before earnings of
   participating policies..................................       7,127     12,066     23,444
  Earnings of participating policies net of federal income
   tax benefit of $3,317 in 1998, $3,719 in 1997 and $2,514
   in 1996.................................................       1,853      4,307      3,247
                                                             ----------  ---------  ---------
  Income from continuing operations........................       5,274      7,759     20,197
  Discontinued operations:
    Loss from operations on discontinued group health, net
     of federal income tax benefits of $29 in 1997 and $175
     in 1996...............................................                    (54)      (325)
                                                             ----------  ---------  ---------
  Net income...............................................  $    5,274  $   7,705  $  19,872
                                                             ----------  ---------  ---------
                                                             ----------  ---------  ---------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                       ACCUMULATED
                                                          ADDITIONAL                      OTHER
                                               COMMON       PAID-IN      RETAINED     COMPREHENSIVE
                                                STOCK       CAPITAL      EARNINGS         INCOME          TOTAL
                                             -----------  -----------  ------------  ----------------  ------------
Balance at January 1, 1996.................   $   2,500   $     2,500  $    143,418   $      123,832   $    272,250
Additional paid-in capital.................                    50,000                                        50,000
Comprehensive income:
  Net income...............................                                  19,872                          19,872
  Other comprehensive income, net of tax:
   Net unrealized losses on investments....                                                  (41,545)       (41,545)
   Foreign currency translation
    adjustment.............................                                                      182            182
                                                                                                       ------------
Comprehensive income.......................                                                                 (21,491)
                                             -----------  -----------  ------------  ----------------  ------------
Balance at December 31, 1996...............       2,500        52,500       163,290           82,469        300,759
Comprehensive income:
  Net income...............................                                   7,705                           7,705
  Other comprehensive income, net of tax:
   Net unrealized gains on investments.....                                                   48,996         48,996
   Foreign currency translation
    adjustment.............................                                                      444            444
                                                                                                       ------------
Comprehensive income.......................                                                                  57,145
                                             -----------  -----------  ------------  ----------------  ------------
Balance at December 31, 1997...............       2,500        52,500       170,995          131,909        357,904
Comprehensive income:
  Net income...............................                                   5,274                           5,274
  Other comprehensive income, net of tax:
   Net unrealized gains on investments.....                                                   24,174         24,174
   Foreign currency translation
    adjustment.............................                                                      961            961
                                                                                                       ------------
Comprehensive income.......................                                                                  30,409
                                             -----------  -----------  ------------  ----------------  ------------
Balance at December 31, 1998...............   $   2,500   $    52,500  $    176,269   $      157,044   $    388,313
                                             -----------  -----------  ------------  ----------------  ------------
                                             -----------  -----------  ------------  ----------------  ------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                            STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31
                                                             1998         1997        1996
                                                         ------------  ----------  ----------
                                                                    (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Premiums collected...................................  $    445,376  $  413,539  $  280,613
  Investment income received...........................       137,106     117,860      98,899
  Other considerations received........................        13,595      10,300      10,331
  Policyholder claims paid.............................      (210,111)   (188,976)   (124,297)
  Surrender benefits paid..............................       (76,775)    (44,534)    (33,748)
  General expenses paid................................      (102,627)    (89,327)    (67,834)
  Insurance taxes and licenses paid....................       (12,584)     (9,955)     (3,959)
  Policyholder dividends paid..........................       (10,996)    (10,962)    (12,008)
  Federal income taxes recovered (paid), including
   capital gains taxes.................................           773      (5,829)     (5,858)
  Intercompany net receipts............................         5,146        (645)       (426)
  Other (payments) receipts............................        (3,268)     11,157      12,218
                                                         ------------  ----------  ----------
  Net cash provided by operating activities............       185,635     202,628     153,931
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from fixed maturities sold..................       301,907     159,987     128,493
  Proceeds from fixed maturities matured...............        52,370      89,033      91,292
  Cost of fixed maturities acquired....................      (639,354)   (550,588)   (480,206)
  Proceeds from equity securities sold.................         6,973       5,039     125,997
  Cost of equity securities acquired...................          (342)       (369)   (122,197)
  Change in policy loans...............................        (3,822)     (3,986)     (4,673)
  Investment cash in transit...........................        (1,881)         59         126
  Proceeds from short-term investments sold or
   matured.............................................     1,002,551     802,596     833,144
  Cost of short-term investments acquired..............      (982,689)   (780,872)   (790,040)
  Proceeds from other long-term investments sold.......         8,623       7,962       5,997
  Cost of other long-term investments acquired.........       (14,934)    (10,972)     (6,904)
                                                         ------------  ----------  ----------
  Net cash used in investing activities................      (270,598)   (282,111)   (218,971)
CASH FLOWS FROM FINANCING ACTIVITIES
  Additional paid-in capital...........................            --          --      50,000
  Policyholders' deposits on investment contracts......       239,357     185,488     139,579
  Policyholders' withdrawals from investment
   contracts...........................................      (133,503)    (82,425)    (65,343)
  Change in securities loaned..........................        59,508     (20,741)    (89,625)
                                                         ------------  ----------  ----------
Net cash provided by financing activities..............       165,362      82,322      34,611
                                                         ------------  ----------  ----------
Change in cash and cash equivalents....................        80,399       2,839     (30,429)
Cash and cash equivalents, beginning of year...........        37,211      34,372      64,801
                                                         ------------  ----------  ----------
Cash and cash equivalents, end of year.................  $    117,610  $   37,211  $   34,372
                                                         ------------  ----------  ----------
                                                         ------------  ----------  ----------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                      STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                  YEAR ENDED DECEMBER 31
                                                                1998       1997       1996
                                                             ----------  ---------  ---------
                                                                      (IN THOUSANDS)
Reconciliation of net income to net cash provided by
  operating activities:
  Net income...............................................  $    5,274  $   7,705  $  19,872
  Adjustments to reconcile net income to net cash provided
   by operating activities:
      Realized capital gains on investments................     (18,311)    (8,074)    (6,722)
      Accretion of bond discount...........................     (22,783)   (23,586)   (20,271)
      Interest credited to policyholders...................      43,958     38,128     32,252
      Changes in assets and liabilities:
        (Repayments of) proceeds from securities loaned....     (59,508)    20,741     89,625
        Amounts recoverable from reinsures.................      (2,964)    (6,513)   (11,881)
        Premiums receivable................................      (8,784)    (5,185)    (3,447)
        Investment income due and accrued..................      (4,860)    (2,944)    (3,545)
        Deferred policy acquisition costs..................     (12,920)   (16,709)   (15,247)
        Other assets.......................................      (4,617)    (1,514)       495
        Future policy benefits.............................     207,217    191,626    127,800
        Policy and contract claims.........................      (3,430)    11,828     11,050
        Dividends to policyholders.........................         580     (1,673)       610
        Experience rating refund liabilities...............        (937)      (640)     1,210
        Liability for participating policies...............       1,853      4,307      3,248
        Change in federal income tax balances..............      19,321     (1,260)       542
        Deferred federal income taxes......................     (15,107)     2,128      3,805
        Due to Parent......................................       5,146       (645)      (427)
        Accrued expenses and other liabilities.............      56,507     (5,092)   (75,038)
                                                             ----------  ---------  ---------
        Net cash provided by operating activities..........  $  185,635  $ 202,628  $ 153,931
                                                             ----------  ---------  ---------
                                                             ----------  ---------  ---------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                         NOTES TO FINANCIAL STATEMENTS

                                 (IN THOUSANDS)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    Liberty Life Assurance Company of Boston (the Company) is domiciled in the Commonwealth of Massachusetts. The Company is directly owned 100% by Liberty Mutual Property-Casualty Holding Corporation, a subsidiary directly owned 90% by Liberty Mutual Insurance Company and 10% by Liberty Mutual Fire Insurance Company (Liberty Mutual).

    The Company insures life, annuity and accident and health risks for groups and individuals. The Company also issues structured settlement contracts and administers separate account contracts. The Company is licensed and sells its products in all 50 states, the District of Columbia and Canada.

BASIS OF PRESENTATION

    The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual amounts could subsequently differ from such estimates.

REPORTING CHANGES

    During 1998, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 130, "REPORTING COMPREHENSIVE INCOME." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components and requires that selected changes in stockholders' equity be added to net income and reported as comprehensive income. The Company adopted this Statement retroactively and has reported this information within the statement of stockholders' equity and the footnotes to the financial statements. The adoption of SFAS No. 130 had no impact on the Company's financial position or results of operations.

    During 1998, the Company adopted SFAS No. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION." SFAS No. 131 establishes standards for the disclosure of information about the Company's operating segments, which are defined on the same basis that the Company is managed, including disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect the Company's financial position or results of operations, nor did it affect the manner in which the Company defines its operating segments. Data reported for all periods has been presented to conform to the requirements of SFAS No. 131.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) 98-1, "ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE." SOP 98-1 provides guidance for determining whether computer software is for internal use and when costs incurred for internal use software are to be capitalized. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 is not expected to have a material impact on the Company's financial statements.

    In April 1998, the AICPA issued SOP 98-5, "REPORTING THE COSTS OF START-UP ACTIVITIES." The SOP is effective beginning on January 1, 1999, and requires that start-up costs capitalized prior to January 1, 1999 be written-off and any future start-up costs be expensed as incurred. Restatement of previously issued financial statements is not permitted. SOP 98-5 is not expected to have a material impact on the Company's financial statements.

    In December 1997, the AICPA issued SOP 97-3, "ACCOUNTING BY INSURANCE AND OTHER ENTERPRISES FOR INSURANCE-RELATED ASSESSMENTS." SOP 97-3 provides guidance for assessments related to insurance activities and requirements for disclosure of certain information. SOP 97-3 is effective for financial statements issued for periods beginning after December 31, 1998. Restatement of previously issued financial statements is not permitted. SOP 97-3 is not expected to have a material impact on the Company's financial statements.

    SOP 98-7, "DEPOSIT ACCOUNTING: ACCOUNTING FOR INSURANCE AND REINSURANCE CONTRACTS THAT DO NOT TRANSFER INSURANCE RISK," provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk under a method referred to as deposit accounting. SOP 98-7 is effective for fiscal years beginning after June 15, 1999. SOP 98-7 is not expected to have a material impact on the Company's financial statements.

INVESTMENTS

    Fixed maturity and equity securities are classified as available for sale and are carried at fair value. Unrealized gains and losses on fixed maturity and equity securities are reflected in accumulated other comprehensive income, net of applicable deferred income taxes.

    For the mortgage-backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments and any resulting adjustments are included in investment income.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Short-term investments include investments with maturities of less than one year at the date of acquisition.

    Other invested assets, principally investments in limited partnerships, are accounted for using the equity method.

    Policy loans are reported at unpaid loan balances.

    Realized capital gains and losses are determined on the specific identification basis.

DEFERRED POLICY ACQUISITION COSTS

    Policy acquisition costs are the costs of acquiring new business which vary with, and are primarily related to, the production of new business. Such costs include commissions, costs of policy underwriting and variable agency expenses. Acquisition costs related to traditional and group life insurance and certain long-duration group accident and health insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Costs relating to group life and disability insurance policies are amortized straight line over a five-year period. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins. Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on fixed maturity and equity securities the Company has designated as available for sale. This adjustment, net of tax, is included with the net unrealized gains or losses that are reflected in accumulated other comprehensive income.

RECOGNITION OF TRADITIONAL LIFE PREMIUM REVENUE AND RELATED EXPENSES

    Premiums on traditional life insurance policies are recognized as revenue when due. Benefits and expenses are associated with premiums so as to result in the recognition of profits over the life of the policies. This association is accomplished by providing liabilities for future policy benefits and the deferral and subsequent amortization of acquisition costs.

RECOGNITION OF UNIVERSAL LIFE REVENUE AND POLICY ACCOUNT BALANCES

    Revenues from universal life policies represent investment income from the related invested assets and amounts assessed against policyholders. Included in such assessments are mortality charges, surrender charges paid and administrative fees. Policy account balances consist of consideration received plus credited interest, less accumulated policyholder charges, assessments and withdrawals. Credited interest rates were between 5.5% and 6.3% in 1998, 1997 and 1996.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT CONTRACTS

    The Company writes certain annuity and structured settlement contracts without mortality risk which are accounted for as investment contracts. Revenues for investment contracts consist of investment income from the related invested assets, with profits recognized to the extent investment income earned exceeds the amount credited to the contract. This method of computing the liability for future policy benefits effectively results in recognition of profits over the benefit period. Policy account balances consist of consideration received plus credited interest less policyholder withdrawals. Credited interest rates for annuity contracts were between 5.0% and 5.85% in 1998, 5.30% and 7.25% in 1997 and 5.35% and 7.05% in 1996. Credited interest rates for structured settlement contracts were between 6.1% and 11.4% in 1998, 1997 and 1996.

FUTURE POLICY BENEFITS

    Liabilities for future policy benefits for traditional life policies have been computed using the net level premium method based on estimated future investment yield, mortality and withdrawal experience. Interest rate assumptions were between 4.5% and 10.25% for all years of issue. Mortality assumptions have been calculated principally on an experience multiple applied to the 1955-60 and 1965-70 Select and Ultimate Basic Tables for issues prior to 1986, the 1986 Bragg Non-Smoker/Smoker Select and Ultimate Basic Tables for 1986 to 1992 issues and the 1991 Bragg Non-Smoker/Smoker Select and Ultimate Basic Tables for 1993 and subsequent issues. Withdrawal assumptions generally are based on the Company's experience.

    The liability for future policy benefits with respect to structured settlement contracts with life contingencies and single premium group annuities (group pension) is determined based on interest crediting rates between 6.1% and 11.4%, and the mortality assumptions are based on the 1971 GAM and IAM tables.

    Future policy benefits for long-term disability cases are computed using the 1987 Commissioners' Group Disability Table adjusted for the Companys' experience.

POLICY AND CONTRACT CLAIMS

    Accident and health business policy and contract claims principally include claims in course of settlement and claims incurred but not reported, which are determined based on a formula derived as a result of the Company's past experience. Claims liabilities may be more or less than the amounts paid when the claims are ultimately settled. Such differences are considered changes in estimates and are recorded in the statement of income in the year the claims are settled.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REINSURANCE

    All assets and liabilities related to reinsurance ceded contracts are reported on a gross basis in the accompanying balance sheets. The accompanying statements of income reflect premiums, benefits and settlement expenses net of reinsurance ceded.

    Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for original policies issued and the terms of the reinsurance contracts.

FEDERAL INCOME TAXES

    Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

PARTICIPATING POLICIES

    Participating policies approximate 28%, 29% and 33% of ordinary life insurance in force at December 31, 1998, 1997 and 1996, respectively, and 13%, 12% and 18% of ordinary insurance premium revenue in 1998, 1997 and 1996, respectively. Dividends to participating policyholders are calculated as the sum of the difference between the assumed mortality, interest and loading, and the actual experience of the Company relating to participating policyholders. As a result of statutory regulations, the major portion of earnings from participating policies inures to the benefit of the participating policyholders and is not available to stockholders. Undistributed earnings of the participating block of business is represented by the liability for participating policies in the accompanying balance sheets. The payment of dividends to stockholders is further restricted by insurance laws of the Commonwealth of Massachusetts.

FOREIGN CURRENCY TRANSLATIONS

    The Company enters into certain transactions that are denominated in a currency other than the U.S. dollar. Functional currencies are assigned to foreign currencies. These amounts are accumulated and then converted to U.S. dollars. The unrealized gain or loss from the

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

translation is reflected in accumulated other comprehensive income, net of deferred federal income taxes. The translations are calculated using current exchange rates for the balance sheet and average exchange rates for the statement of income.

SEPARATE ACCOUNTS

    Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered, principally for annuity contracts, and for which the contractholder, rather than the Company, bears the investment risk. Separate account contractholders have no claim against the assets of the general account of the Company. Separate account assets are reported at market value. The operations of the separate accounts are not included in the accompanying financial statements. Fees charged on separate account policyholder deposits are included in other income.

RECLASSIFICATION

    Certain 1996 and 1997 amounts have been reclassified to conform to the 1998 presentation.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

2. INVESTMENTS

FIXED MATURITIES

    The amortized cost, gross unrealized gains and losses, and fair value of investments in fixed maturities available for sale are summarized as follows:

                                                         AT DECEMBER 31, 1998
                                         ----------------------------------------------------
                                                          GROSS        GROSS
                                          AMORTIZED    UNREALIZED   UNREALIZED       FAIR
                                             COST         GAINS       LOSSES        VALUE
                                         ------------  -----------  -----------  ------------
    U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies.........  $    378,791   $ 108,906    $    (163)  $    487,534
    Debt securities issued by states
     and municipalities................        55,805       3,651                      59,456
    Corporate securities...............       998,995     102,351       (1,687)     1,099,659
    U.S. government guaranteed
     mortgage-backed securities........       823,966      36,695         (977)       859,684
                                         ------------  -----------  -----------  ------------
    Total fixed maturities available
     for sale..........................  $  2,257,557   $ 251,603    $  (2,827)  $  2,506,333
                                         ------------  -----------  -----------  ------------
                                         ------------  -----------  -----------  ------------

                                                          AT DECEMBER 31, 1997
                                            ------------------------------------------------
                                                           GROSS        GROSS
                                            AMORTIZED   UNREALIZED   UNREALIZED      FAIR
                                               COST        GAINS       LOSSES       VALUE
                                            ----------  -----------  -----------  ----------
    U.S. Treasury securities and
     obligations of U.S. government
     corporations and agencies............  $  403,296   $  99,877    $     (80)  $  503,093
    Debt securities issued by states and
     municipalities.......................      50,794       2,848                    53,642
    Corporate securities..................     773,208      68,035         (601)     840,642
    U.S. government guaranteed
     mortgage-backed securities...........     712,132      34,543         (394)     746,281
                                            ----------  -----------  -----------  ----------
    Total fixed maturities available for
     sale.................................  $1,939,430   $ 205,303    $  (1,075)  $2,143,658
                                            ----------  -----------  -----------  ----------
                                            ----------  -----------  -----------  ----------

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

2. INVESTMENTS (CONTINUED)

    The amortized cost and fair value of the Company's investment in fixed maturities available for sale by contractual maturity is summarized as follows:

                                                                 AT DECEMBER 31, 1998
                                                              --------------------------
                                                               AMORTIZED        FAIR
                                                                  COST         VALUE
                                                              ------------  ------------
Maturity in one year or less................................  $     37,559  $     37,981
Maturity after one year through five years..................       316,747       340,845
Maturity after five years through ten years.................       508,497       551,012
Maturity after ten years....................................       570,788       716,811
U.S. government guaranteed mortgage-backed securities.......       823,966       859,684
                                                              ------------  ------------
Total fixed maturities available for sale...................  $  2,257,557  $  2,506,333
                                                              ------------  ------------
                                                              ------------  ------------

    The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

    Gross gains of $11,163, $1,145 and $1,472, and gross losses of $516, $1,019 and $1,411, were realized on the sales of fixed maturities available for sale during 1998, 1997 and 1996, respectively.

    At December 31, 1998, bonds with a cost of $8,851 were on deposit with state insurance departments to satisfy regulatory requirements.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

2. INVESTMENTS (CONTINUED)

EQUITY SECURITIES AND OTHER INVESTED ASSETS

    Unrealized gains and losses on investments in equity securities available for sale and other invested assets are reflected in stockholders' equity and do not affect operations. The cost, gross unrealized gains and losses, and fair value of those investments are summarized as follows:

                                                        AT DECEMBER 31, 1998
                                           ----------------------------------------------
                                                         GROSS        GROSS
                                                      UNREALIZED   UNREALIZED     FAIR
                                             COST        GAINS       LOSSES       VALUE
                                           ---------  -----------  -----------  ---------
Equity securities........................  $       1                            $       1
Other invested assets....................     49,674   $   5,071    $  (3,985)     50,760
                                           ---------  -----------  -----------  ---------
Total....................................  $  49,675   $   5,071    $  (3,985)  $  50,761
                                           ---------  -----------  -----------  ---------
                                           ---------  -----------  -----------  ---------

                                                        AT DECEMBER 31, 1997
                                           ----------------------------------------------
                                                         GROSS        GROSS
                                                      UNREALIZED   UNREALIZED     FAIR
                                             COST        GAINS       LOSSES       VALUE
                                           ---------  -----------  -----------  ---------
Equity securities........................  $   3,003   $     401    $    (217)  $   3,187
Other invested assets....................     39,217       6,304       (1,774)     43,747
                                           ---------  -----------  -----------  ---------
Total....................................  $  42,220   $   6,705    $  (1,991)  $  46,934
                                           ---------  -----------  -----------  ---------
                                           ---------  -----------  -----------  ---------

NET INVESTMENT INCOME

    Major categories of the Company's net investment income are summarized as follows:

                                                             YEAR ENDED DECEMBER 31
                                                        --------------------------------
                                                           1998       1997       1996
                                                        ----------  ---------  ---------
Investment income:
  Fixed maturities....................................  $  160,351  $ 139,894  $ 118,365
  Equity securities...................................                                83
  Policy loans........................................       3,238      3,020      2,672
  Short-term investments and cash equivalents.........       2,598      2,376      1,633
  Other invested assets...............................       2,003      1,623      1,476
                                                        ----------  ---------  ---------
Gross investment income...............................     168,190    146,913    124,229
Less investment expenses..............................       3,192      1,924      1,702
                                                        ----------  ---------  ---------
Net investment income.................................  $  164,998  $ 144,989  $ 122,527
                                                        ----------  ---------  ---------
                                                        ----------  ---------  ---------

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

2. INVESTMENTS (CONTINUED)

REALIZED CAPITAL GAINS ON INVESTMENTS

    Realized capital gains on investments were derived from the following sources:

                                                                  YEAR ENDED DECEMBER 31
                                                              -------------------------------
                                                                1998       1997       1996
                                                              ---------  ---------  ---------
Fixed maturities............................................  $  10,647  $     126  $      61
Equity securities...........................................      3,629      4,575      3,812
Other invested assets.......................................      4,035      3,373      2,849
                                                              ---------  ---------  ---------
Realized capital gains on investments.......................  $  18,311  $   8,074  $   6,722
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

CONCENTRATION OF INVESTMENTS

    There were no investments in a single entity's fixed maturities in excess of ten percent of stockholders' equity at December 31, 1998 and 1997.

3. REINSURANCE

    Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company cedes business to reinsurers

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

3. REINSURANCE (CONTINUED)

to share risks under life, health, and annuity contracts for the purpose of providing the Company with increased capacity to write larger risks and maintain its exposure to loss within capital resources. The effect of reinsurance assumed and ceded on premiums was as follows:

                                                  YEAR ENDED DECEMBER 31, 1998
                                        ------------------------------------------------
                                                      ASSUMED
                                                       FROM       CEDED TO
                                          DIRECT       OTHER        OTHER        NET
                                          AMOUNT     COMPANIES    COMPANIES     AMOUNT
                                        ----------  -----------  -----------  ----------
Individual Life and Annuity...........  $  148,153   $   3,873    $   1,907   $  150,119
Group Life and Disability.............     317,155         482       14,758      302,879
Group Pension and Other...............      20,908       5,354        9,750       16,512
                                        ----------  -----------  -----------  ----------
Total premiums........................  $  486,216   $   9,709    $  26,415   $  469,510
                                        ----------  -----------  -----------  ----------
                                        ----------  -----------  -----------  ----------

                                                    YEAR ENDED DECEMBER 31, 1997
                                          ------------------------------------------------
                                                        ASSUMED
                                                         FROM        CEDED TO
                                           DIRECT        OTHER         OTHER        NET
                                           AMOUNT      COMPANIES     COMPANIES    AMOUNT
                                          ---------  -------------  -----------  ---------
Individual Life and Annuity.............  $ 142,357    $   6,022     $   1,456   $ 146,923
Group Life and Disability...............    265,620        2,698        10,699     257,619
Group Pension and Other.................     15,263                      4,169      11,094
                                          ---------  -------------  -----------  ---------
Total premiums..........................  $ 423,240    $   8,720     $  16,324   $ 415,636
                                          ---------  -------------  -----------  ---------
                                          ---------  -------------  -----------  ---------

                                                    YEAR ENDED DECEMBER 31, 1996
                                          ------------------------------------------------
                                                        ASSUMED
                                                         FROM        CEDED TO
                                           DIRECT        OTHER         OTHER        NET
                                           AMOUNT      COMPANIES     COMPANIES    AMOUNT
                                          ---------  -------------  -----------  ---------
Individual Life and Annuity.............  $ 102,373    $   2,939     $   5,536   $  99,776
Group Life and Disability...............    187,766           55         7,746     180,075
Group Pension and Other.................      6,438                      2,324       4,114
                                          ---------  -------------  -----------  ---------
Total premiums..........................  $ 296,577    $   2,994     $  15,606   $ 283,965
                                          ---------  -------------  -----------  ---------
                                          ---------  -------------  -----------  ---------

    Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 1998, no individual reinsurer owed the Company an amount that was equal to or greater than 3% of the Company's surplus.

    The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

4. FEDERAL INCOME TAXES

    The Company is included in a consolidated federal income tax return with Liberty Mutual and its other subsidiaries. Under a written tax sharing agreement, approved by the Board of Directors, Liberty Mutual collects from and refunds to the subsidiaries the amount of taxes or benefits determined as if Liberty Mutual and the subsidiaries filed separate returns.

    Federal income tax expense (benefit) attributable to income from operations was composed of the following:

                                                                 YEAR ENDED DECEMBER 31
                                                             -------------------------------
                                                               1998       1997       1996
                                                             ---------  ---------  ---------
Continuing operations:
  Current..................................................  $  18,548  $   4,598  $   7,011
  Deferred.................................................    (15,107)     2,128      3,316
                                                             ---------  ---------  ---------
Federal income tax expense.................................  $   3,441  $   6,726  $  10,327
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------

                                                                          YEAR ENDED DECEMBER 31
                                                                    -----------------------------------
                                                                       1998         1997        1996
                                                                       -----        -----     ---------
Discontinued operations:
  Current.........................................................   $       0    $     (29)  $    (175)
  Deferred........................................................           0            0           0
                                                                            --
                                                                                      -----   ---------
Federal income tax benefit........................................   $       0    $     (29)  $    (175)
                                                                            --
                                                                            --
                                                                                      -----   ---------
                                                                                      -----   ---------

    A reconciliation of federal income tax expense as recorded in the statements of income with expected federal income tax expense computed at the applicable federal income tax rate of 35% is summarized as follows:

                                                                  YEAR ENDED DECEMBER 31
                                                              -------------------------------
                                                                1998       1997       1996
                                                              ---------  ---------  ---------
Expected income tax expense.................................  $   3,699  $   6,577  $  11,820
  Adjustments to income taxes resulting from:
    Reconciliation of prior year tax return.................       (756)        68     (1,226)
    Other, net..............................................        498         81       (267)
                                                              ---------  ---------  ---------
Federal income tax expense..................................  $   3,441  $   6,726  $  10,327
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

4. FEDERAL INCOME TAXES (CONTINUED)

    The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred liabilities are summarized as follows:

                                                                     AT DECEMBER 31
                                                                 -----------------------
                                                                    1998         1997
                                                                 -----------  ----------
Deferred tax assets:
  Dividends to policyholders...................................  $     2,984  $    2,816
  Unearned interest on policy loans............................          338         323
  Unearned group premium adjustment............................           91       1,021
  Accrued surrender charges on deposit funds...................        1,531         426
  Bonds purchased at market premium............................        3,318
  Recapture of statutory reinsurance...........................       21,777
  Other........................................................          292          93
                                                                 -----------  ----------
Total deferred tax assets......................................       30,331       4,679
                                                                 -----------  ----------
Deferred tax liabilities:
  Future policy benefits.......................................      (23,343)    (11,483)
  Deferred acquisition costs...................................      (21,504)    (20,772)
  Bonds purchased at market discount...........................                   (2,115)
  Bonds market valuation adjustment............................      (83,366)    (68,569)
  Unrealized gain on other long-term investments...............         (380)     (1,649)
  Reconciliation of taxes on other long-term investments.......       (1,145)       (951)
  Cumulative foreign currency translations.....................       (1,370)       (852)
  Deferred and uncollected premium adjustment..................         (791)       (646)
  Other........................................................         (332)       (409)
                                                                 -----------  ----------
Total deferred tax liabilities.................................     (132,231)   (107,446)
                                                                 -----------  ----------
Net deferred tax liability.....................................  $  (101,900) $ (102,767)
                                                                 -----------  ----------
                                                                 -----------  ----------

    In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets and, therefore, no valuation allowance has been established.

    Prior to 1984, a portion of the Company's income was not taxed, but was accumulated in a "policyholders' surplus account." In the event that those amounts are distributed to stockholders', or the balance of the account exceeds certain limitations under the Internal Revenue Code, the excess amounts would become taxable at current rates. The policyholders' surplus account balance at December 31, 1998 and 1997 was approximately $4,000. Management does not intend to take actions nor does management expect any events to occur that would cause federal income taxes to become payable on that amount. However, if such taxes were assessed, the amount of taxes payable would be approximately $1,400 in 1998 and 1997.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

5. UNPAID CLAIMS LIABILITY FOR GROUP ACCIDENT AND HEALTH BUSINESS

    The following table provides a reconciliation of the beginning and ending balances of unpaid claim liabilities, principally included in future policy benefits, net of reinsurance recoverables:

                                                                YEAR ENDED DECEMBER
                                                                        31
                                                               ---------------------
                                                                  1998       1997
                                                               ----------  ---------
    Unpaid claim liabilities, at beginning of year...........  $  254,002  $ 163,035
    Less reinsurance recoverables............................         490        238
                                                               ----------  ---------
    Net balance at beginning of year.........................     253,512    162,797
    Claims incurred related to:
      Current year...........................................     247,527    196,941
      Prior years--incurred..................................       9,693      6,432
      Prior years--interest..................................      13,400      9,132
                                                               ----------  ---------
    Total incurred...........................................     270,620    212,505
    Claims paid related to:
      Current year...........................................      78,851     76,710
      Prior years............................................      79,198     45,080
                                                               ----------  ---------
    Total paid...............................................     158,049    121,790
                                                               ----------  ---------
    Net balance at end of year...............................     366,083    253,512
      Add reinsurance recoverables...........................         852        490
                                                               ----------  ---------
    Unpaid claim liabilities, at end of year.................  $  366,935  $ 254,002
                                                               ----------  ---------
                                                               ----------  ---------

    The adverse development during 1998 and 1997 primarily resulted from a higher incidence of new claims on certain policies. Interest accrued on prior year reserves has been calculated on the opening reserve balance less one half year's cash payments at the average rate at which the Company's reserves were discounted during 1998 and 1997.

6. RISK-BASED CAPITAL AND RETAINED EARNINGS

    Life insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. At December 31, 1998, the Company meets the RBC requirements.

    The payment of dividends by the Company to stockholders is limited and cannot be made except from earned profits. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the Commonwealth of Massachusetts Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations.

    According to a resolution voted by the Board of Directors of the Company, not more than the larger of 10% of statutory profits on participating business or fifty cents per thousand dollars of participating business in force in a given year may accrue to the benefit of stockholders. The amount of statutory unassigned (deficit) surplus held for the benefit of

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

6. RISK-BASED CAPITAL AND RETAINED EARNINGS (CONTINUED)

participating policyholders and stockholders was $(14,047) and $73,746, respectively, at December 31, 1998. Dividends paid to policyholders were $10,996 in 1998, and there were no dividends paid to stockholders in 1998.

7. COMMITMENTS AND CONTINGENCIES

    The Company is named as a defendant in various legal actions arising principally from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating reserves for policy and contract liabilities. The Company's management believes that the resolution of those actions will not have a material effect on the Company's financial position or results of operations.

    The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. At December 31, 1998, 1997 and 1996, the Company has accrued $645, $576 and $888, respectively, of premium tax deductions. The Company recognizes its obligations for guaranty fund assessments when it receives notice that an amount is payable to a guaranty fund. Expenses incurred for guaranty fund assessments were $23, $443 and $150 in 1998, 1997 and 1996, respectively.

8. SEPARATE ACCOUNTS

    Separate Accounts held by the Company represent primarily funds which are administered for pension plans. The assets consist of common stock, long-term bonds, real estate and short-term investments which are carried at estimated fair value. Investment income and changes in asset values do not affect the operating results of the Company. Separate Accounts business is maintained independently from the general account of the Company. The Company provides administrative services for these contracts. Fees earned by the Company related to these contracts included in other revenues were $2,016, $1,700 and $1,503 for the years ended December 31, 1998, 1997 and 1996, respectively.

9. BENEFIT PLANS

    Significant benefit plans are sponsored by Liberty Mutual and the associated costs are shared by members of the Liberty Companies. Liberty Mutual's sponsored plans are summarized as follows:

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

9. BENEFIT PLANS (CONTINUED)

    (A) PENSION PLAN

    Liberty Mutual sponsors noncontributory defined benefit pension plans (the Plans) covering U.S. employees who have attained age 21 and have completed one year of service and Canadian employees who have completed one year of service. The benefits are based on years of service and the employee's "final average compensation" which is the employee's average annual compensation for the highest five consecutive calendar years during the ten years immediately preceding retirement.

    In 1997, Liberty Mutual adopted SFAS No. 87, EMPLOYERS' ACCOUNTING FOR PENSIONS, for vested employees. In 1996, the accounting policy was primarily to recognize expense equal to the amount funded. Assets of the Plans consist primarily of investments in life insurance company separate accounts and a collective investment trust fund, which invests primarily in fixed income and Standard and Poor's Index of 500 equity securities. At December 31, 1998 and 1997, assets of the Plans totaling $1,548,141 and $1,197,094, respectively, were held in separate accounts managed by the Company.

    Under the intercompany pooling agreement, there was no pension expense charged to the Company in 1998 and 1997 and $395 of pension expense charged to the Company in 1996.

    (b) POSTRETIREMENT BENEFITS

    Liberty Mutual provides certain health care and life insurance benefits (postretirement) for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age and have ten years of service working for the Liberty Companies. Alternatively, retirees may elect certain prepaid health care benefit plans. Life insurance benefits are based upon a participant's final compensation subject to the plan maximum.

    Under the intercompany pooling arrangement, $372, $166 and $236 of postretirement expense was charged to the Company in 1998, 1997 and 1996, respectively.

    (c) THRIFT-INCENTIVE PLAN

    Liberty Mutual sponsors a defined contribution savings plan for all employees of the Liberty Companies who meet certain eligibility requirements. During 1998, 1997 and 1996, employees were permitted to contribute up to 16% of their annual compensation on a combined before-tax and after-tax basis, subject to certain limitations imposed by the Tax Reform Act of 1986. In 1998, 1997 and 1996, Liberty Mutual made matching contributions of $1.00, $1.00 and $0.87, respectively, for each dollar contributed by employees, up to 6% of their annual compensation. Liberty Mutual's expense was $40,278, $36,850 and $30,075 in 1998, 1997 and 1996,
    respectively.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

9. BENEFIT PLANS (CONTINUED)

    Under the intercompany pooling arrangement, the Company's expense related to the Thrift-Incentive Plan is borne by Liberty Mutual.

10. RELATED-PARTY TRANSACTIONS

    Under a Service Agreement between the Company and Liberty Mutual, the latter provides personnel, office space, equipment, computer processing and other services. The Company reimburses Liberty Mutual for these services at cost, and for any other special services supplied at the Company's request. Substantially all of the Company's general expenses incurred in 1998, 1997 and 1996 related to this agreement.

    The Company insures the group term life and disability risks for Liberty Mutual employees. Premiums associated with these policies amounted to $17,249, $15,768 and $13,903 in 1998, 1997 and 1996, respectively.

    The Company insures key officers of Liberty Mutual Group under an Optional Life Insurance Plan. Premiums associated with this plan amounted to $9,329, $8,252 and $4,967 in 1998, 1997 and 1996, respectively.

    Liberty Mutual purchases structured settlement annuity contracts, with and without life contingencies, from the Company. Premiums under these contracts amounted to $137,663, $136,161 and $91,754 in 1998, 1997 and 1996, respectively.
The related policy and contract reserves with respect to all structured settlement annuity contracts purchased by Liberty Mutual amounted to $714,886 and $595,146 at December 31, 1998 and 1997, respectively.

    Liberty Mutual deposited $3,206 and $774 with the Company in 1998 and 1997, respectively, to fund certain Liberty Mutual environmental claim transactions. Such amounts have been included in the liability for policyholders' and beneficiaries' funds at December 31, 1998 and 1997, respectively.

    In 1996, Keyport Life Insurance Company began ceding 100% of the premiums and benefits of certain structured settlement annuity contracts, with and without life contingencies, to the Company. Premiums under these contracts amounted to $4,280, $6,002 and $3,194 in 1998, 1997 and 1996, respectively. The related policy and contract reserves with respect to these structured settlement annuity contracts assumed by the Company amounted to $13,223 and $8,501 at December 31, 1998 and 1997, respectively.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

11. DEFERRED POLICY ACQUISITION COSTS

    Details with respect to deferred policy acquisition costs are summarized as follows:

                                                                YEAR ENDED DECEMBER
                                                                         31
                                                                --------------------
                                                                  1998       1997
                                                                ---------  ---------
    Balance, beginning of year................................  $  89,154  $  77,424
      Additions...............................................     31,405     28,736
      Amortization............................................    (18,485)   (12,027)
      Valuation adjustment for unrealized gain on fixed
       maturities.............................................     (3,218)    (4,979)
                                                                ---------  ---------
    Balance, end of year......................................  $  98,856  $  89,154
                                                                ---------  ---------
                                                                ---------  ---------

12. STATUTORY FINANCIAL INFORMATION

    The Company prepares their statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts. Prescribed statutory accounting practices include state laws, regulations and administrative rules, as well as guidance published by the NAIC. Permitted accounting practices encompass all accounting practices that are not prescribed by the sources noted above.

    During 1998, the Company entered into a reinsurance agreement with Liberty Mutual Insurance Company to cede to Liberty Mutual 100% of its existing group long and short-term disability, individual accident and sickness, and student accident and health business. The Company received permission from the Commonwealth of Massachusetts to treat this agreement as prospective reinsurance in its entirety for 1998. This agreement increased the Company's statutory net gain from operations before federal income taxes by $64,898 in 1998. There are no other material permitted practices.

    Statutory net income (loss) and capital and surplus is as follows:

                                                                1998       1997       1996
                                                             ----------  ---------  ---------
    Statutory net income (loss)............................  $    9,741  $  (8,549) $   3,554
    Statutory capital and surplus..........................     115,449    126,669    137,933

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

13. STOCKHOLDERS' EQUITY

    The components of accumulated other comprehensive income are as follows:

                                                      NET         FOREIGN       ACCUMULATED
                                                  UNREALIZED     CURRENCY          OTHER
                                                     GAINS      TRANSLATION    COMPREHENSIVE
                                                   (LOSSES)     ADJUSTMENT         INCOME
                                                  -----------  -------------  ----------------
    Balance at January 1, 1996..................   $ 122,875     $     957      $    123,832
    Gross unrealized losses (net of deferred
     income tax benefit of $20,222).............     (37,556)                        (37,556)
    Less reclassification adjustment for gains,
     realized in net income (net of tax expense
     of $2,353).................................      (4,369)                         (4,369)
    Adjustment to deferred policy acquisition
     costs (net of deferred income tax expense
     of $205)...................................         380                             380
                                                  -----------                 ----------------
    Net unrealized losses.......................     (41,545)                        (41,545)
    Foreign currency translation adjustment.....                       182               182
                                                  -----------  -------------  ----------------
    Balance at December 31, 1996................      81,330         1,139            82,469
    Gross unrealized gains (net of deferred
     income tax expense of $30,951).............      57,480                          57,480
    Less reclassification adjustment for gains,
     realized in net income (net of tax expense
     of $2,826).................................      (5,248)                         (5,248)
    Adjustment to deferred policy acquisition
     costs and present value of future profits
     (net of deferred income tax benefit of
     $1,743)....................................      (3,236)                         (3,236)
                                                  -----------                 ----------------
    Net unrealized gains........................      48,996                          48,996
    Foreign currency translation adjustment.....                       444               444
                                                  -----------  -------------  ----------------
    Balance at December 31, 1997................     130,326         1,583           131,909
    Gross unrealized gains (net of deferred
     income tax expense of $20,552).............      38,168                          38,168
    Less reclassification adjustment for gains,
     realized in net income (net of tax expense
     of $6,409).................................     (11,902)                        (11,902)
    Adjustment to deferred policy acquisition
     costs (net of deferred income tax benefit
     of $1,126).................................      (2,092)                         (2,092)
                                                  -----------                 ----------------
    Net unrealized gains........................      24,174                          24,174
    Foreign currency translation adjustment.....                       961               961
                                                  -----------  -------------  ----------------
    Balance at December 31, 1998................   $ 154,500     $   2,544      $    157,044
                                                  -----------  -------------  ----------------
                                                  -----------  -------------  ----------------

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

13. STOCKHOLDERS' EQUITY (CONTINUED)

    Net unrealized investment gains, included in the balance sheets as a component of stockholders' equity are summarized as follows:

                                                               AT DECEMBER 31
                                                         1998       1997       1996
                                                      ----------  ---------  ---------
    Balance, end of year comprises:
      Unrealized investment gains on:
        Fixed maturities............................  $  248,776  $ 204,228  $ 121,967
        Equity investments and other................       1,086      4,714      6,576
                                                      ----------  ---------  ---------
    Total...........................................     249,862    208,942    128,543
    Amounts of unrealized investment gains
     attributable to:
        Deferred policy acquisition costs...........     (11,616)    (8,398)    (3,419)
        Deferred federal income taxes...............     (83,746)   (70,218)   (43,794)
                                                      ----------  ---------  ---------
    Total...........................................     (95,362)   (78,616)   (47,213)
                                                      ----------  ---------  ---------
    Net unrealized investment gains.................  $  154,500  $ 130,326  $  81,330
                                                      ----------  ---------  ---------
                                                      ----------  ---------  ---------

14. SEGMENT INFORMATION

    The Company's business is organized in three principal segments: Individual Life and Annuity, Group Life and Disability, and Group Pension and Other. In the Individual Life and Annuity segment, the Company sells a variety of individual products, including participating whole life, term insurance, universal life, structured settlements, and immediate and deferred annuity contracts. These products are sold through a combination of distribution methods, including Company agents, Liberty Mutual personal markets agents, direct marketers, and banks. In the Group Life and Disability segment, the Company sells group life and long-term and short-term disability products to corporate and organizational customers through the Company's group market agency force. The Group Pension and Other segment is a closed block of active pension customers, as well as international customer life and disability products.

    The accounting policies of the segments are the same as those described in
Note 1. The Company evaluates performance based on the income from continuing operations before federal income taxes and earnings of participating policies of the segments.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

14. SEGMENT INFORMATION (CONTINUED)

    The following table summarizes selected financial information by segment:

                                                             YEAR ENDED DECEMBER 31
                                                       -----------------------------------
                                                           1998         1997       1996
                                                       ------------  ----------  ---------
    Revenues:
      Individual Life and Annuity....................  $    274,175  $  250,751  $ 186,696
      Group Life and Disability......................       351,384     301,684    203,911
      Group Pension and Other........................        57,365      32,609     32,835
                                                       ------------  ----------  ---------
    Total revenues...................................  $    682,924  $  585,044  $ 423,442
                                                       ------------  ----------  ---------
                                                       ------------  ----------  ---------
    Income (loss) from continuing operations before
     federal income taxes and earnings of
     participating policies:
        Individual Life and Annuity..................  $     31,446  $   28,874  $  24,319
        Group Life and Disability....................       (23,160)    (11,588)     8,377
        Group Pension and Other......................         2,282       1,506      1,075
                                                       ------------  ----------  ---------
    Total income from continuing operations before
     federal income taxes and earnings of
     participating policies..........................  $     10,568  $   18,792  $  33,771
                                                       ------------  ----------  ---------
                                                       ------------  ----------  ---------

                                                            AT DECEMBER 31
                                                           1998         1997
                                                       ------------  ----------
    Assets:
      Individual Life and Annuity....................  $  1,875,583  $1,640,099
      Group Life and Disability......................       571,695     522,569
      Group Pension and Other........................     2,454,336   1,850,032
                                                       ------------  ----------
    Total assets.....................................  $  4,901,614  $4,012,700
                                                       ------------  ----------
                                                       ------------  ----------

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

    Fair values generally represent quoted market value prices for securities traded in the public marketplace, or analytically determined values using bid or closing prices for securities not traded in the public marketplace.

    The following methods and assumptions were used by the Company in estimating the "fair value" disclosures for financial instruments in the accompanying financial statements and notes thereto:

    FIXED MATURITIES

    Fair values for publicly-traded fixed maturates are determined using values reported by an independent pricing service. Fair values of private placement fixed maturities are determined by obtaining market indications from various broker-dealers.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

15. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

    EQUITY SECURITIES

    The fair values for equity securities are based upon quoted market prices, where available; for equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

    POLICY LOANS

    The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

    SHORT-TERM INVESTMENTS

    The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

    OTHER INVESTED ASSETS

    The fair values of other invested assets are based on the financial statements of the underlying funds.

    INVESTMENT CONTRACTS

    The fair values for the Company's liabilities under investment-type insurance contracts, including individual and group annuities, are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

    POLICY ACCOUNT BALANCES

    The fair values of the Company's liabilities for insurance contracts other than investment-type contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

    Additional data with respect to fair values of the Company's investments is disclosed is Note 2.

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

                                 (IN THOUSANDS)

15. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

    The carrying amount and fair value of the Company's financial instruments are summarized as follows:

                                             AT DECEMBER 31, 1998      AT DECEMBER 31, 1997
                                          --------------------------  ----------------------
                                            CARRYING        FAIR       CARRYING      FAIR
                                             AMOUNT        VALUE        AMOUNT      VALUE
                                          ------------  ------------  ----------  ----------
    Fixed maturities....................  $  2,506,333  $  2,506,333  $2,143,658  $2,143,658
    Equity securities...................             1             1       3,187       3,187
    Policy loans........................        53,153        53,153      49,331      49,331
    Short-term investments..............        38,359        38,359      57,956      57,956
    Other invested assets...............        50,760        50,760      43,747      43,747
    Individual and group annuities......       100,748        99,988     131,549     131,297

16. DISCONTINUED OPERATIONS

    On December 31, 1993, the Company discontinued its Group Medical insured and administrative services line of business. Substantially all of the insured operating assets and future policy liabilities, as of December 31, 1993, were ceded to Liberty Mutual effective January 1, 1994, until the termination date of the contracts. After termination there is no additional insurance risk associated with this particular line of business and all insured operating assets and future policy liabilities will be extinguished.

17. IMPACT OF YEAR 2000 (UNAUDITED)

    The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize the date "00" as the year 1900 rather than the Year 2000. This may cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in similar normal business activities.

    The Company has allocated significant resources to examining all relevant internal computing systems to identify areas that may require changes. Efforts include an examination of both internally developed and purchased software applications to ensure vendor Year 2000 compliance and working with major vendors to ensure Year 2000 compliance. As of December 31, 1998, the Company had substantially completed their Year 2000 efforts and will continue monitoring and working toward infrastructure readiness throughout 1999.

                           PART II - OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, as amended, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      REPRESENTATION AS TO FEES AND CHARGES

     Liberty Life Assurance Company of Boston hereby represents that the fees and charges deducted under the Flexible Premium Variable Life Insurance Contract hereby registered by this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Liberty Life Assurance Company of Boston.

                     REPRESENTATION PURSUANT TO RULE 6e-3(T)

     This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940, as amended (the "1940 Act").

                        UNDERTAKING AS TO INDEMNIFICATION

     Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                     CONTENTS OF THIS REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

     Facing Sheet

     Cross-Reference Sheet
     Prospectus consisting of ___ pages
     Undertaking to File Reports
     Undertaking As To Indemnification
     Representation As To Fees and Charges
     Representation Pursuant to Rule 6e-3(T)
     Signature Pages
     Exhibits

                                  EXHIBIT LIST

1. Exhibits required by paragraph A of the instructions as to Exhibits of Form N-8B-2

     (1) Resolution of the Board of Directors of Liberty Life Assurance Company of Boston authorizing establishment of LLAC Variable Account(3)

     (2)  Custodian Agreement (not applicable)

     (3)  (a)  Form of Distribution Agreement(3)

          (b)  Form of Broker-Dealer and General Agent Sales Agreement (3)

          (c)  Schedule of Sales Commissions (filed herewith)

     (4) Other Agreements between the depositor, principal underwriter, and custodian with respect to Registrant or its securities (not applicable)

     (5)  (a)  Specimen Contract (filed herewith)

          (b)  Specimen Disability Waiver of Monthly Deduction Benefit
               Agreement(4)

          (c)  Specimen Children's Protection Benefit Agreement(4)

          (d) Specimen Disability Waiver of Specified Monthly Premium Benefit Agreement(4)

          (e)  Specimen Primary Insured Term Insurance Benefit Agreement(4)

          (f)  Specimen Additional Insured Term Insurance Benefit Agreement(4)

          (g)  Specimen Accidental Death and Dismemberment Benefit Agreement(4)

          (h)  Specimen Accelerated Death Benefit Agreement(4)

     (6) (a) Articles of Incorporation of Liberty Life Assurance Company of Boston, as amended(1)

          (b)  By-laws of Liberty Life Assurance Company of Boston(2)

     (7)  Not applicable

     (8)  Form of Participation Agreements
          (a)(1) Form of Participation Agreement By and Among AIM Variable Insurance Funds, Inc., AIM Distributors Inc., Liberty Life Company of Boston, on behalf of itself and its Accounts, and Liberty Life Distributors, LLC(5)

          (a)(2) Form of Administrative Service Agreement between Liberty Assurance Company of Boston and AIM Advisers Inc.(5)

          (b)(1) Form of Participation Agreement By and Among Liberty Life Assurance Company of Boston, Liberty Variable Investment Trust, Liberty Advisory Services Corp. and Keyport Financial Services Corp. (filed herewith)

          (b)(2) Form of Administrative Services Agreement By and Between Liberty Advisory Services Corp. and Liberty Life Assurance Company of Boston (filed herewith)

          (c)(1) Form of Participation Agreement By and Among Liberty Life Assurance Company of Boston, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund)(5)

          (c)(2) Form of Administrative Services Agreement By and Between The Dreyfus Corporation and Liberty Life Assurance Company of Boston(5)

          (d)(1) Form of Participation Agreement By and Among MFS Variable Insurance Trust, Liberty Life Assurance Company of Boston, and Massachusetts Financial Services Company(5)

          (d)(2) Form of Administrative Services Agreement By and Between Massachusetts Financial Services Company and Liberty Life Assurance Company of Boston(5)

          (e)(1) Form of Participation Agreement By and Among Keyport Financial Services Corp., Liberty Life Assurance Company of Boston,
                 Stein Roe Variable Investment Trust, Stein Roe & Farnham, Inc., and Keyport Financial Services Corp. (filed herewith)

          (e)(2) Form of Administrative Services Agreement By and Between Stein Roe & Farnham, Inc., and Liberty Life Assurance Company of Boston (filed herewith)

     (9)  Other Material Contracts (not applicable)

     (10) (a)  Specimen Application (3)

          (c)  Specimen Variable Life Insurance Supplemental Application(3)

2.   Opinion and Consent of Counsel (filed herewith)

3.   All financial statements omitted from the Prospectus (not applicable)

4.   Not applicable

5.   Financial Data Schedule (not applicable)

6. Procedures memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) (filed herewith)

7.   Actuarial Opinion and Consent (filed herewith)

8.   Consent of Independent Accountants (filed herewith)

9.   Form of Illustrations (filed herewith)

10.  Table of Surrender Charge Factors and Percentages (filed herewith)

(1) Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement of Variable Account J of Liberty Life Assurance Company of Boston (File No. 333-29811; 811-08269), filed on or about July 17, 1997.

(2) Incorporated by reference to Registration Statement of Variable Account J of Liberty Life Assurance Company of Boston (File No. 333-29811; 811-08269), filed on or about June 18, 1997.

(3) Incorporated by reference to Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed October 21, 1998.

(4) Incorporated by reference to Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-76931), filed April 23, 1999.

(5) Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed May 14, 1999.

                                   SIGNATURES

     As required by the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf in the City of Boston, Commonwealth of Massachusetts, on the 27th of August, 1999.

                                   LLAC VARIABLE ACCOUNT
                                          (Registrant)

                                    BY: LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                                          (Depositor)



                                    By: /s/ Elliot J. Williams
                                    ----------------------------
                                    Elliot J. Williams
                                    Treasurer

     As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

/s/ Gary L. Countryman
----------------------------
Gary L. Countryman                 Chairman of the Board                  August 27, 1999


/s/ Edmund F. Kelly
----------------------------
Edmund F. Kelly                    President, Chief Executive Officer     August 27, 1999
                                   and Director

/s/ Elliot J. Williams
----------------------------
Elliot J. Williams                 Treasurer                              August 27, 1999


/s/ J. Paul Condrin
----------------------------       Director                               August 27, 1999
J. Paul Condrin


                                        v



/s/ John B. Conners
----------------------------
John B. Conners                    Director                               August 27, 1999


/s/ A. Alexander Fontanes
----------------------------
A. Alexander Fontanes              Director                               August 27, 1999


/s/ Christopher C. Mansfield
----------------------------
Christopher C. Mansfield           Director                               August 27, 1999


/s/ Jean M. Scarrow
----------------------------
Jean M. Scarrow                    Director                               August 27, 1999


/s/ Morton E. Spitzer
----------------------------
Morton E. Spitzer                  Director                               August 27, 1999

                                  EXHIBIT INDEX

1.3(c)    Schedule of Sales Commissions

1.5(a)    Specimen Contract


1.8(b)(1) Form of Participation Agreement By and Among Liberty Life Assurance
          Company of Boston, Liberty Variable Investment Trust, Liberty Advisory Services Corp. and Keyport Financial Services Corp.
          (filed herewith)

1.8(b)(2) Form of Administrative Services Agreement By and Between Liberty
          Life Assurance Company of Boston and Liberty Advisory Services Corp. (filed herewith)

1.8(e)(1) Form of Participation Agreement By and Among Keyport Financial
          Services Corp. Liberty Life Assurance Company of Boston, Stein Roe Variable Investment Trust, Stein Roe & Farnham, Inc. and Keyport Financial Services Corp. (filed herewith)

1.8(e)(2) Form of Administrative Services Agreement By and Between Liberty
          Life Assurance Company of Boston and Stein Roe & Farnham, Inc. (filed herewith)

2          Opinion and Consent of Counsel

6          Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii)

7          Actuarial Opinion and Consent

8          Consent of Independent Accountants

9          Form of Illustrations

10         Table of Surrender Charge Factors and Percentages


                                       vii